
11006321


American
Capital
Agency

2010 Annual Report

WWW.AGNC.COM · NASDAQ: AGNC


American
Capital
Agency

Two Bethesda Metro Center, 14th Floor
Bethesda, MD 20814
Phone: (301) 968-9300
Fax: (301) 968-9301
Email: IR@AGNC.com

WWW.AGNC.COM NASDAQ: AGNC

Dear Fellow Shareholders,

Two thousand and ten was another volatile year in the market for residential mortgage-backed securities (MBS). A volatile MBS market is hardly new, but many of the challenges we confronted in 2010 were new and not entirely foreseeable. Nevertheless, we performed for you in 2010 by managing our balance sheet and adjusting to the changes, while producing consistently strong returns. We believe that our emphasis on asset selection and an active approach to portfolio management were instrumental in our success. In this report, we will discuss some of the key events that impacted the MBS market in 2010 and how we addressed them, give some perspective on measuring our performance and provide some thoughts on 2011 and beyond.

GSE BUYOUTS

In early February 2010, the government-sponsored enterprises (GSEs) announced that they would buy out all the seriously delinquent loans backing their MBS pools. While the GSEs always had the right to buy out seriously delinquent loans, they had previously elected not to do so to avoid taking a charge to their capital base. However, a January 1, 2010, change in accounting rules effectively eliminated the benefit of leaving the seriously delinquent loans in MBS pools and the "buyouts" followed. The buyouts created massive one-time prepayments on higher coupon fixed-rate and hybrid adjustable-rate MBS. The markets reacted swiftly and harshly to the buyout announcements, as prices of many higher coupon mortgage securities immediately dropped by 1 to 2 percentage points.

We began positioning AGNC for a potential significant prepayment event from GSE buyouts in September 2009. We communicated these concerns to our shareholders on our third quarter earnings call in October 2009, months in advance of the GSE announcements. We remained focused on this risk throughout the fourth quarter of 2009 and into 2010 and we went to great lengths to minimize our exposure. By early 2010, we had dramatically "de-risked" the portfolio by reducing our leverage and repositioning away from agency MBS that we expected were backed by a significant amount of delinquent loans. A byproduct of our efforts was that we generated substantial gains for our shareholders by selling MBS that we believed were significantly at risk for buyout prepayments. Market prices were extremely attractive while we were selling these MBS because many investors were focused on slow historical prepayment performance rather than the impending GSE buyout risk. Thus, we locked in gains based on very favorable future prepayment expectations, ahead of the significant price declines that occurred once the GSEs announced the buyouts.

THE FED'S EXIT FROM THE MBS MARKET

Starting in 2008, the Federal Reserve committed to purchasing MBS as part of the government's multi-faceted approach to stabilizing the economy. Over the course of the program, the Fed and the US Treasury acquired approximately $1.5 trillion of MBS. March 31, 2010 marked the end of this program.

The days leading up to March 31 presented the mortgage market with another significant concern — the risk that mortgage prices could fall significantly with the exit of the market's largest buyer. We believe that many investors chose to underweight MBS securities in their portfolios in anticipation of this event. However, we thought that any impacts would be modest, believing that the market impact of the Fed and Treasury purchases had been offset somewhat by other investors reducing their MBS investing activities. Therefore, we elected not to underweight or delever our portfolio in the days leading up to the Fed exit. This ended up being the right strategy, as the Fed's exit was largely a non-event and mortgage prices performed well.

EUROPEAN DEBT CRISIS

The European debt crisis in the second quarter of 2010 proved to be another significant event for the MBS market. As the second quarter of 2010 approached, the economic picture was improving and interest rates were generally expected to rise through the remainder of the year. After a brief sell-off during the first few days of

April 2010, fears about the financial health of European sovereigns and banks reversed the market. The bond market began a massive "flight to quality" rally, driving Treasury bond yields down almost 100 bps. It quickly became clear to us that these record low rates would probably give rise to increases in prepayments driven by refinancing activity by healthy borrowers.

Rising prepayments from declining interest rates create reinvestment risk for an MBS investor, negatively impacting asset yields and net asset values (NAV). We believe that our ability to invest across the agency security universe is a competitive advantage in this environment. Through careful asset selection strategies, we were able to identify specific types of assets whose prepayment behavior would be less impacted by record low interest rates.

An example of this proactive approach was investments we made in new Fannie Mae 30-year 5.5% coupon MBS with unusually high loan-to-value (LTV) ratios of between 105 and 125. Average prepayment speeds on these pools were around 2% CPR during the third quarter while more generic securities had prepayment speeds well above 30%. When the market began to focus on the growing prepayment risk from declining interest rates, the prices of call protected MBS such as these high LTV securities increased significantly. Thus, our shareholders benefitted from significant price increases during a time when more generic MBS declined in price. The following chart illustrates the deviation in prices in 2010 between high LTV MBS and generic MBS.

Figure 1: Prices of High LTV MBS vs Generic MBS


Price
30 Yr 5% High LTV
30 Yr 5% TBA
30 Yr 5.5% High LTV
30 Yr 5.5% TBA
110.00
108.00
106.00
104.00
102.00
100.00
108.50
106.91
106.31
105.28
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10

Source: Bloomberg and Bank of America, 12/31/09 – 9/30/10.

Overall, our strategy worked well. During the second and third quarters, we maintained a quarterly dividend payment of $1.40 per share and our book value per share grew from $22.91 to $23.43, while many of our peers experienced book value declines or cut their dividends.

MORE INTEREST RATE RISK AND VOLATILITY

While interest rates remained steady for several months following the European debt crisis, interest rate volatility reappeared later in the year. The fourth quarter began with a further decline in interest rates as the market priced in the likelihood of the next round of quantitative easing (a/k/a QE2), which the Fed had been signaling. We believe that most mortgage investors responded by rebalancing their portfolios to deal with predicted prepayments and record low interest rates. However, in early November 2010, the actual announcement of QE2, the midterm election results and some stronger economic numbers led to a largely unanticipated result — a massive sell-off in bond prices. Interest rates rose dramatically with the 10-year Treasury jumping back to 3% by early December 2010 from a low of 2.4% earlier in the fourth quarter. Then, the agreement to extend the current tax rates, the extension of unemployment benefits and the reduction in Social Security taxes further "spooked" the bond market by stoking deficit concerns. The result was that the bond market sell-off gained momentum with 10-year Treasury rates rising above 3.5% in a few days, capping a dramatic move of over 100 bps within the fourth quarter. The two-year trend in the 10-year Treasury rate appears below.

What a time to be managing a fixed income portfolio!

Figure 2: Significant Interest Rate Volatility


10 yr UST Rate (%)
Benign Prepayment Speeds
GSE Buyouts
High Refi Risk
Interest Rate Selloff
4
3.5
3
2.5
2
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10

Source: CapitalIQ, 1/1/09 – 12/31/10.

On our third quarter earnings call in October 2010 (when interest rates were still near historic lows), we stated that we had reduced our portfolio exposure to rising interest rates. This was accomplished largely through the purchase of payer swaptions and short TBA positions. Given the large increase in interest rates we saw during the latter part of the fourth quarter, the steps we took in October to insulate the portfolio from rising rates were significant drivers of our results for the quarter. These positions increased materially in value and helped us produce our highest quarterly earnings per share to date. Perhaps more importantly, we were able to grow our NAV per share during the quarter from $23.43 to $24.24, even though many investors and analysts expected the opposite result, especially in light of our very strong relative performance during the prior quarters when interest rates were falling.

Despite the volatility and challenges that we witnessed during 2010, we were able to produce very strong results for our shareholders as highlighted in this Annual Report. Indeed, by successfully managing our portfolio during these various events, we were able to position the Company to capitalize on new opportunities as they presented themselves during the year and to transition to the current investment environment.

ECONOMIC RETURN

In 2010, we asked our shareholders to consider a metric we call "Economic Return" in evaluating us and our competitors. We define Economic Return as the sum of cash dividends paid plus the change in our NAV over a specified period. It is similar to the way mutual funds, hedge funds and many other professionally-managed investment vehicles report their results. Economic Return is not influenced by differences in accounting methodologies (*e.g.*, different prepayment assumptions used in calculating yields) and it treats realized and unrealized gains and losses equally. It also fully captures any impacts of both settled and unsettled positions. The following chart compares our Economic Return against that of our peer group in 2009 and 2010.

Figure 3: Economic Return



Economic Return
20%
16%
12%
8%
4%
0%
-4%
-8%
AGNC
Peer Average
Peer High
Peer Low
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10

Source: CapitalIQ and Company Filings. Peer Average comprised of the following peers on an unweighted basis: ANH, CMO, CYS, HTS and NLY.

RAISING ACCRETIVE EQUITY CAPITAL

AGNC grew significantly this year. We believe that our success in navigating the challenges that we experienced in the mortgage market resulted in AGNC gaining significant investor confidence. This confidence was evident in the strong investor acceptance of our equity offerings in 2010. AGNC raised over $1.05 billion last year and added 40.5 million shares to the Company's float through three public follow-on offerings, as well as an at-the-market offering program and a dividend reinvestment and direct purchase program. All of the offerings were accretive to book value. More importantly, we maintained our strong performance as we grew.

OUTLOOK FOR 2011 AND BEYOND

While we have demonstrated that we can manage prepayment risk in a volatile interest rate environment and following exogenous events such as the GSE buyouts, we would certainly appreciate a more benign environment. We believe that the increase in interest rates we witnessed during the fourth quarter of 2010 will lead to significantly slower prepayment speeds and also will serve to reduce near term prepayment uncertainty. In addition, the steeper yield curve and higher investment yields on new purchases are very favorable developments, especially because we believe the Federal Reserve will likely keep the Fed Funds rate unchanged through 2011 and, very possibly, beyond. We believe that the combination of slower prepayments and wider margins creates a favorable investment environment.

Longer term, we are excited about the opportunities presented by the massive changes that we are witnessing in the $5 trillion agency MBS market. Beyond its size, there are a number of other compelling aspects of the business to think about.

We believe that the prospective changes to the GSEs are likely to be positive for agency MBS REITs. In the past, the GSEs ran the largest private sector levered investment portfolios in the world, benefitting from competitive advantages such as 40:1 leverage and being able to issue longer term debt at lower rates than other investors. While none of us know exactly what the future holds for Freddie Mac and Fannie Mae, we believe that their portfolios will have a significantly smaller role in the markets going forward. This should benefit the rest of the market participants.

The new prepayment landscape is another longer term positive for the MBS market. Given the continued prospects for a weak housing market and tighter underwriting standards, we believe that prepayments are likely to be considerably more benign going forward than what we saw over the decade leading up to the housing crash.

We believe that these macro changes and our monetary policy expectations will be very favorable for our business. We are excited about both the current and longer term prospects for AGNC.

CONCLUSION

The challenges that we will face in 2011 and beyond will likely be different than those we faced in 2010, just as 2010 differed from prior years. But as we witnessed in 2010, these new challenges often bring new opportunities. We believe that the combination of our active management, diversification in investment products, ability to source securities with favorable loan characteristics and proactive hedging strategies should enable AGNC to produce attractive risk-adjusted returns over the long term.

Thank you for your confidence and support.

Sincerely,

Gary Kain
Chief Investment Officer, American Capital Agency Corp.

February 22, 2011


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 005-84030

American Capital Agency

AMERICAN CAPITAL AGENCY CORP.

Delaware	**26-1701984**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2 Bethesda Metro Center
14th Floor
Bethesda, Maryland 20814
(Address of principal executive offices)

(301) 968-9300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**The NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐. No ☑.

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No. ☒

As of June 30, 2010, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $822.4 million based upon the closing price of the Registrant's common stock of $26.42 per share as reported on The NASDAQ Global Select Market on that date. (For this computation, the Registrant has excluded the market value of shares of its common stock held by American Capital, Ltd. and all shares of its common stock reported as beneficially owned by executive officers and directors of the Registrant and certain other stockholders; such an exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the Registrant.)

As of January 31, 2011, there were 91,765,591 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE. The Registrant's definitive proxy statement for the 2011 Annual Meeting of Stockholders is incorporated by reference into certain sections of Part III herein.

Certain exhibits previously filed with the Securities and Exchange Commission are incorporated by reference into Part IV of this report.

AMERICAN CAPITAL AGENCY CORP.

TABLE OF CONTENTS

PART I

Item 1. *Business*

American Capital Agency Corp. ("AGNC", the "Company", "we", "us" and "our") was organized on January 7, 2008 and commenced operations on May 20, 2008 following the completion of our initial public offering ("IPO"). Our common stock is traded on The NASDAQ Global Select Market under the symbol "AGNC".

We earn income primarily from investing in residential mortgage pass-through securities and collateralized mortgage obligations on a leveraged basis. These investments consist of securities for which the principal and interest payments are guaranteed by U.S. Government-sponsored entities, such as the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, or by a U.S. Government agency, such as the Government National Mortgage Association, or Ginnie Mae. We refer to these types of securities as agency securities and the specific agency securities in which we invest as our investment portfolio.

Our principal objective is to preserve our net asset value while generating attractive risk-adjusted returns for distribution to our stockholders through regular quarterly dividends from our net interest income, which is the spread between the interest income earned on our interest earning assets and the interest costs of our borrowings and hedging activities, and net realized gains and losses on our investments and other supplemental hedging activities. We fund our investments primarily through short-term borrowings structured as repurchase agreements.

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"). As such, we are required to distribute annually 90% of our taxable net income. As long as we qualify as a REIT, we will generally not be subject to U.S. federal or state corporate taxes on our taxable net income to the extent that we distribute all of our annual taxable net income to our stockholders. We are externally managed by American Capital Agency Management, LLC ("our Manager"), a majority-owned subsidiary of a wholly-owned portfolio company of American Capital, Ltd. ("American Capital").

Our Investment Strategy

Our investment strategy is to manage an investment portfolio consisting exclusively of agency securities (other than for hedging purposes) that seeks to generate attractive, risk-adjusted returns. Specifically, our investment strategy is designed to:

- manage an investment portfolio consisting of agency securities that seeks to generate attractive risk-adjusted returns;
- capitalize on discrepancies in the relative valuations in the agency securities market;
- manage financing, interest and prepayment rate risks;
- preserve our net asset value;
- provide regular quarterly distributions to our stockholders;
- qualify as a REIT; and
- remain exempt from the requirements of the Investment Company Act of 1940, as amended (the "Investment Company Act").

Our Targeted Investments

The agency securities in which we invest consist of residential pass-through certificates and collateralized mortgage obligations ("CMOs"), for which the principal and interest payments are guaranteed by a U.S. Government agency or U.S. Government-sponsored entity ("GSE").

- ***Residential Pass-Through Certificates.*** Residential pass-through certificates are securities representing interests in "pools" of mortgage loans secured by residential real property where payments of both interest and principal, plus pre-paid principal, on the securities are made monthly to holders of the securities, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities. Holders of the securities also receive guarantor advances of principal and interest for delinquent loans in the mortgage pools.

- ***Collateralized Mortgage Obligations.*** CMOs are structured instruments representing interests in residential pass-through certificates. CMOs consist of multiple classes of securities, with each class having specified characteristics, including stated maturity dates, weighted average lives and rules governing principal and interest distribution. Monthly payments of interest and principal, including prepayments, are typically returned to different classes based on rules described in the trust documents. Principal and interest payments may also be divided between holders of different securities in the CMO and some securities may only receive interest payments while others receive only principal payments.

The agency securities that we acquire provide funds for mortgage loans made to residential homeowners. These securities generally represent interests in pools of mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and other mortgage lenders. These pools of mortgage loans are assembled for sale to investors, such as us, by various government-related or private organizations.

Agency securities differ from other forms of traditional debt securities, which normally provide for periodic payments of interest in fixed amounts with principal payments at maturity or on specified call dates. Instead, agency securities provide for a monthly payment, which may consist of both interest and principal. In effect, these payments are a "pass-through" of the monthly interest and scheduled and unscheduled principal payments (referred to as "prepayments") made by the individual borrower on the mortgage loans, net of any fees paid to the issuer, servicer or guarantor of the securities.

The investment characteristics of agency securities differ from those of traditional fixed-income securities. Major differences include the payment of interest and principal on the securities on a more frequent schedule, as described above, and the possibility that principal may be prepaid at par at any time due to prepayments on the underlying mortgage loans. These differences can result in significantly greater price and yield volatility than is the case with traditional fixed-income securities.

Various factors affect the rate at which mortgage prepayments occur, including changes in the level of and directional trends in housing prices, interest rates, general economic conditions, defaults on the underlying mortgages, the age of the mortgage loan, the location of the property and social and demographic conditions. Additionally, the pace at which the loans underlying our securities become seriously delinquent or are modified can materially impact the timing of GSE repurchases of these loans from our securities and, thus, the rate of prepayments. Generally, prepayments on agency securities increase during periods of falling mortgage interest rates and decrease during periods of rising mortgage interest rates. However, this may not always be the case. We may reinvest principal repayments at a yield that is higher or lower than the yield on the repaid investment, thus affecting our net interest income by altering the average yield on our assets.

When interest rates are declining, the value of agency securities with prepayment options may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of agency securities and may have the effect of shortening or extending the duration of the security beyond what was anticipated at the time of purchase. When interest rates rise, our holdings of agency securities may experience reduced returns if the owners of the underlying mortgages pay off their mortgages slower than anticipated. This could cause the prices of our mortgage assets to fall more than we anticipated and for our hedge portfolio to underperform relative to the decline in the value of our mortgage assets, thus reducing our net book value. This is generally referred to as "extension risk".

Payments of principal and interest on agency securities, although not the market value of the securities themselves, are guaranteed either by the full faith and credit of the United States, such as those issued by Ginnie Mae, or by a U.S. Government-sponsored entity, such as those issued by Fannie Mae or Freddie Mac.

Agency securities are collateralized by pools of fixed-rate mortgage loans ("FRMs"), adjustable-rate mortgage loans ("ARMs") or hybrid ARMs. Hybrid ARMs are mortgage loans that have interest rates that are fixed for an initial period (typically three, five, seven or 10 years) and, thereafter, reset at regular intervals subject to interest rate caps. Our allocation of investments among securities collateralized by FRMs, ARMs or hybrid ARMs will depend on our Manager's assessment of the relative value of the securities, which will be based on numerous factors including, but not limited to, expected future prepayment trends, supply and demand, costs of financing, costs of hedging, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves.

The types of residential pass-through certificates in which we invest, or which may comprise the CMOs in which we invest, are described below.

Freddie Mac Certificates

Freddie Mac is a stockholder-owned, federally-chartered corporation created pursuant to an act of the U.S. Congress on July 24, 1970. The principal activity of Freddie Mac currently consists of purchasing residential mortgage loans and mortgage-related securities in the secondary mortgage market and securitizing them into mortgage-backed securities ("MBS") sold to investors. Freddie Mac guarantees to each holder of Freddie Mac certificates the timely payment of interest at the applicable pass-through rate and principal on the holder's pro rata share of the unpaid principal balance of the related mortgage loans.

Freddie Mac certificates are backed by pools of single-family mortgage loans or multi-family mortgage loans. These underlying mortgage loans may have original terms to maturity of up to 40 years. Freddie Mac certificates may be issued under cash programs (composed of mortgage loans purchased from a number of sellers) or guarantor programs (composed of mortgage loans acquired from one seller in exchange for certificates representing interests in the mortgage loans purchased). Freddie Mac certificates may pay interest at a fixed rate or an adjustable rate. The interest rate paid on adjustable-rate Freddie Mac certificates ("Freddie Mac ARMs") adjusts periodically within 60 days prior to the month in which the interest rates on the underlying mortgage loans adjust. The interest rates paid on certificates issued under Freddie Mac's standard ARM programs adjust in relation to the Treasury index. Other specified indices used in Freddie Mac ARM programs include the 11th District Cost of Funds Index published by the Federal Home Loan Bank of San Francisco, LIBOR and other indices. Interest rates paid on fully-indexed Freddie Mac ARM certificates equal the applicable index rate plus a specified number of basis points. The majority of series of Freddie Mac ARM certificates issued to date have pools of mortgage loans with monthly, semi-annual or annual interest adjustments. Adjustments in the interest rates paid are generally limited to an annual increase or decrease of either 100 or 200 basis points and to a lifetime cap of 500 or 600 basis points over the initial interest rate. Certain Freddie Mac programs include mortgage loans which allow the borrower to convert the adjustable mortgage interest rate to a fixed rate. Adjustable-rate mortgages which are converted into fixed-rate mortgage loans are repurchased by Freddie Mac or by the seller of the loan to Freddie Mac at the unpaid principal balance of the loan plus accrued interest to the due date of the last adjustable rate interest payment.

Fannie Mae Certificates

Fannie Mae is a stockholder owned, federally-chartered corporation organized and existing under the Federal National Mortgage Association Charter Act, created in 1938 and rechartered in 1968 by Congress as a stockholder owned company. Fannie Mae provides funds to the mortgage market primarily by purchasing home mortgage loans from local lenders, thereby replenishing their funds for additional lending. Fannie Mae guarantees to each MBS trust that issues Fannie Mae certificates that it will supplement the amounts received by the MBS trust from the underlying mortgage loans as required to make the timely payment of monthly principal and interest on the certificates it has issued.

Fannie Mae certificates may be backed by pools of single-family or multi-family mortgage loans. The original term to maturity of any such mortgage loan generally does not exceed 40 years. Fannie Mae certificates may pay interest at a fixed rate or an adjustable rate. Each series of Fannie Mae ARM certificates bears an initial interest rate and margin tied to an index based on all loans in the related pool, less a fixed percentage representing servicing compensation and Fannie Mae's guarantee fee. The specified index used in different series has included the Treasury Index, the 11th District Cost of Funds Index published by the Federal Home Loan Bank of San Francisco, LIBOR and other indices. Interest rates paid on fully-indexed Fannie Mae ARM certificates equal the applicable index rate plus a specified number of percentage points. The majority of series of Fannie Mae ARM certificates issued to date have pools of mortgage loans with monthly, semi-annual or annual interest rate adjustments. Adjustments in the interest rates paid are generally limited to an annual increase or decrease of either 100 or 200 basis points and to a lifetime cap of 500 or 600 basis points over the initial interest rate.

Ginnie Mae Certificates

Ginnie Mae is a wholly-owned corporate instrumentality of the United States within the Department of Housing and Urban Development, or HUD. The National Housing Act of 1934 authorizes Ginnie Mae to guarantee the timely payment of the principal of and interest on certificates that represent an interest in a pool of mortgages insured by the Federal Housing Administration, or FHA, or partially guaranteed by the Department of Veterans Affairs and other loans eligible for inclusion in mortgage pools underlying Ginnie Mae certificates. Section 306(g) of the Housing Act provides that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty by Ginnie Mae.

At present, most Ginnie Mae certificates are backed by single-family mortgage loans. The interest rate paid on Ginnie Mae certificates may be a fixed rate or an adjustable rate. The interest rate on Ginnie Mae certificates issued under Ginnie Mae's standard ARM program adjusts annually in relation to the Treasury index. Adjustments in the interest rate are generally limited to an annual increase or decrease of 100 basis points and to a lifetime cap of 500 basis points over the initial coupon rate.

Investment Methods

We may utilize to-be-announced forward contracts ("TBAs"), in order to invest in agency securities. Pursuant to these TBAs, we agree to purchase, for future delivery, agency securities with certain principal and interest terms and certain types of underlying collateral, but the particular agency securities to be delivered would not be identified until shortly, generally two days, before the TBA settlement date. We may also enter into commitments to purchase specified agency securities for future delivery as a means of acquiring assets ("forward commitments"). Our ability to purchase agency securities through TBAs or forward commitments may be limited by the 75% asset test applicable to REITs and the 55% asset test to qualify for exemption from the Investment Company Act.

Our Active Portfolio Management Strategy

Our Manager employs on our behalf an active management strategy to achieve our principal objectives of generating attractive risk-adjusted returns and preservation of our net asset value. Our active management strategy involves buying and selling securities in all sectors of the agency securities market, including fixed-rate agency securities, adjustable-rate agency securities, options on agency securities and agency CMOs, based on our Manager's continual assessment of the relative value and risk and return of these securities. Therefore, the composition of our portfolio will vary as our Manager believes changes to market conditions, risks and valuations warrant. Consequently, we may experience investment gains or losses when we sell securities that our Manager no longer believes provide attractive risk-adjusted returns or when our Manager believes more attractive alternatives are available in the agency securities market. We may also experience fluctuations in leverage as we pursue our active management strategy, but we generally would expect our leverage to be six to eleven times our stockholders' equity.

Investment Committee and Investment Guidelines

Our Manager has established an investment committee, which consists of Messrs. Malon Wilkus, John R. Erickson, Samuel A. Flax and Thomas A. McHale, each of whom is an officer of our Manager. The investment committee meets regularly to discuss diversification of our investment portfolio, hedging and financing strategies and compliance with the investment guidelines. Our Board of Directors receives an investment report and reviews our investment portfolio and related compliance with the investment guidelines on at least a quarterly basis. Our Board of Directors does not review or approve individual investments but receives notice if the Company is operating outside of our operating policies or investment guidelines.

Our Board of Directors has approved the following investment guidelines:

- no investment shall be made in any non-agency securities (other than for hedging purposes);
- no investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;
- no investment shall be made that would cause us to be regulated as an investment company under the Investment Company Act; and
- prior to entering into any proposed investment transaction with American Capital or any of its affiliates, a majority of our independent directors must approve the terms of the transaction.

The investment committee may change these investment guidelines at any time with the approval of our Board of Directors, but without any approval from our stockholders.

Our Financing Strategy

As part of our investment strategy, we leverage our investment portfolio pursuant to master repurchase agreements. A repurchase transaction acts as a financing arrangement under which we effectively pledge our agency securities as collateral to secure a short-term loan. Our borrowings pursuant to these repurchase transactions generally have maturities that range from 30 to 90 days, but may have maturities of fewer than 30 days or up to one year. Our leverage may vary periodically depending on market conditions and our Manager's assessment of risk and returns. We generally would expect our leverage to be within six to eleven times the amount of our stockholders' equity. However, under certain market conditions, we may operate at leverage levels outside of this range for extended periods of time. We also cannot assure you that we will continue to be successful in borrowing sufficient amounts to fund our intended acquisitions of agency securities.

We have entered into master repurchase agreements with 22 financial institutions as of December 31, 2010. The terms of the repurchase transaction borrowings under our master repurchase agreements generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association (SIFMA) as to repayment, margin requirements and the segregation of all securities we have initially sold under the repurchase transaction. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions include changes to the margin maintenance requirements, required haircuts, purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default provisions. These provisions differ for each of our lenders and certain of these terms are not determined until we engage in a specific repurchase transaction.

While repurchase agreements are our primary source of financing, we may seek to obtain other sources of financing depending on market conditions.

To the extent that we invest in agency securities through TBAs, we may finance the acquisition of agency securities by entering into dollar roll transactions using TBAs in which we would sell a TBA and simultaneously purchase a similar, but not identical, TBA. Our ability to enter into dollar-roll transactions with respect to TBAs may be limited by the 75% gross income test applicable to REITs.

Our Risk Management Strategy

As part of our risk management strategy, we may use a variety of strategies to hedge some of our exposure to interest rate and prepayment risk as our Manager believes is prudent taking into account our investment strategy, the cost of the hedging transactions and our intention to qualify as a REIT. As a result, we may elect to bear a level of interest rate or prepayment risk that could otherwise be hedged when our Manager believes that bearing the risk enhances our risk/return profile. Our Manager designs a risk management program consistent with its outlook for the market to attempt to mitigate the impact of changes in interest rates on our investment portfolio and related borrowings. As part of our risk management strategy we may enter into interest rate swap agreements, interest rate swaptions, interest rate cap or floor contracts and futures or forward contracts. We may also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities or we may invest in other types of mortgage derivative securities. Our risk management strategy attempts to manage the overall risk of the portfolio, reduce fluctuations in book value and generate additional income distributable to stockholders.

We have undertaken an interest rate and prepayment risk management program that seeks to reduce the severity of changes in interest rates and prepayment speeds on our net book value and results from operations. Since borrowers whose mortgages collateralize the agency securities in which we invest are able to prepay their mortgage loans at par at any time, we face the risk that we will experience a return of principal earlier than anticipated and have to invest that principal at potentially lower prevailing yields. Because prepayments on agency securities generally accelerate when interest rates decrease and slow when interest rates increase, agency securities typically have "negative convexity." In other words, certain agency securities may increase in price more slowly than most bonds, or even fall in value, as interest rates decline. Conversely, certain agency securities may decrease in value more quickly than most bonds as interest rates increase. For capital preservation, we monitor, among other things, our "duration gap" and our convexity. Duration is the expected percentage change in market value of our assets that would be caused by parallel changes in short and long-term interest rates. To monitor the weighted average duration and the related risks of fluctuations in the liquidation value of our investment portfolio, our Manager models the impact of various economic scenarios on the market value of our agency securities and liabilities. We believe that our interest rate and prepayment risk management program allows us to maintain operations throughout a wide variety of potentially adverse circumstances. Nevertheless, in order to further preserve our capital base (and lower our exposure to interest rates and other risks) during periods when we believe a trend of rising interest rates has been established, we may decide to increase hedging activities or to sell assets. Each of these actions may lower our earnings and dividends in the short term to further our objective of maintaining attractive levels of earnings and dividends over the long term. However, there can be no certainty that our Manager's projections of our exposures to interest rates, prepayments, or other risks will be accurate or that our hedging activities will be effective and, therefore, actual results could differ materially as a result of the hedging strategies employed and results could suffer more than expected.

Income from hedging transactions that we enter into to manage risk may not constitute qualifying REIT gross income under one or both of the gross income tests applicable to REITs. Therefore, we may have to limit our use of advantageous hedging techniques, which could expose us to greater risks associated with changes in interest rates than we would otherwise want to bear, or implement those hedges through our taxable REIT subsidiary, American Capital Agency TRS, LLC (our "TRS"). Implementing our hedges through our TRS could increase the cost of our hedging activities because our TRS would be subject to tax on income and gains. We may, in the future, implement part of our hedging strategy through our TRS. To comply with the asset tests applicable to us as a REIT, we could own 100% of the stock of such subsidiary, provided that the value of the stock that we own in all such TRSs does not exceed 20% of the value of our total assets at the close of any calendar quarter.

Other Investment Strategies

We may enter into other short or long term investment strategies as the opportunities arise.

Our Manager

We are externally managed and advised by our Manager pursuant to the terms of a management agreement. Because we have no employees or separate facilities, we rely on our Manager to administer our business activities and day-to-day operations, subject to the supervision and oversight of our Board of Directors. Our Manager is a majority-owned subsidiary of a wholly-owned portfolio company of American Capital. American Capital is a publicly traded private equity firm and global asset manager. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products. Founded in 1986, American Capital has $23 billion in capital resources under management, as of December 31, 2010, and eight offices in the U.S., Europe and Asia.

Gary Kain is the President and a member of our Manager and also serves as our Senior Vice President and Chief Investment Officer. Mr. Kain joined American Capital in January 2009, succeeding Russell Jeffrey who had served as our Chief Investment Officer since our IPO. Prior to joining our Manager, Mr. Kain served as Senior Vice President of Investments and Capital Markets of Freddie Mac. He also served as Senior Vice President of Mortgage Investments & Structuring of Freddie Mac from February 2005 to April 2008. While at Freddie Mac, Mr. Kain's group was responsible for managing all of the mortgage investment activities for the company's retained portfolio. Mr. Kain joined Freddie Mac in 1988.

Mr. Kain and his current residential mortgage investment team along with certain support personnel are full-time employees of our Manager and are fully dedicated to the residential mortgage industry. Our Manager has also entered into an administrative services agreement with American Capital, pursuant to which our Manager has access to American Capital's employees, infrastructure, business relationships, management expertise and capital raising capabilities, which allow it to fulfill all of its responsibilities under the management agreement. Certain of our Manager's officers are also members of American Capital's senior management.

The Management Agreement

We have entered into a management agreement with our Manager with a current renewal term through May 20, 2012, and automatic one-year extension options thereafter. The management agreement may only be terminated by either us or our Manager without cause, as defined in the management agreement, after the completion of the current renewal term, or the expiration of any automatic subsequent renewal term, provided that either party provide 180-days prior written notice of non-renewal of the management agreement. If we were not to renew the management agreement without cause, we must pay a termination fee on the last day of the applicable term, equal to three times the average annual management fee earned by our Manager during the prior 24-month period immediately preceding the most recently completed month prior to the effective date of termination. We may only not renew the management agreement with or without cause with the consent of a majority of our independent directors. Our Manager is responsible for, among other things, performing all of our day-to-day functions, determining investment criteria in conjunction with our Board of Directors, sourcing, analyzing and executing investments, asset sales and financings and performing asset management duties.

We pay our Manager a base management fee payable monthly in arrears in an amount equal to one twelfth of 1.25% of our Equity. Our Equity is defined as our month-end stockholders' equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or other comprehensive income ("OCI") (a separate component of stockholders' equity), each as computed in accordance with GAAP. There is no incentive compensation payable to our Manager pursuant to the management agreement.

In addition, we reimburse our Manager for expenses directly related to our operations incurred by our Manager, but excluding employment-related expenses of our Manager's officers and employees and any American Capital employees who provide services to us pursuant to the management agreement.

Exemption from Regulation Under the Investment Company Act

We conduct our business so as not to become regulated as an investment company under the Investment Company Act, in reliance on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in "mortgages and other liens on and interest in real estate," or "qualifying real estate interests," and a least 80% of our assets in qualifying real estate interests plus "real estate-related assets." In satisfying this 55% requirement, we may treat agency securities issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate interests. Therefore, the agency securities that we acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated there under. We also may be required at times to adopt less efficient methods of financing certain of our agency securities and we may be precluded from acquiring certain types of higher yielding agency securities. This exemption also prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the Investment Company Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced.

Real Estate Investment Trust Requirements

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As long as we qualify as a REIT, we generally will not be subject to federal income taxes on our taxable income to the extent that we annually distribute all of our taxable income to stockholders. We believe that we have been organized and operate in such a manner as to qualify for taxation as a REIT.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

If we qualify as a REIT, we will nonetheless be subject to federal tax under certain circumstances including the following:

- We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.
- We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.
- If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain

from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

- If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.
- If we should violate the asset tests (other than certain *de minimis* violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.
- If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.
- We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General."
- A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary, such as our TRS (as described below), that do not reflect arm's-length terms.
- If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize a gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.
- The earnings of our subsidiaries, including our TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

(7) which meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, was 2008). Our amended and restated articles of incorporation provides restrictions regarding the ownership and transfers of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If a stockholder fails or refuses to comply with the demands, the stockholder will be required by Treasury regulations to submit a statement with their tax return disclosing their actual ownership of our stock and other information.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under "Income Tests," in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (see "Asset Tests" below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Taxable Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat such subsidiary corporation as a taxable REIT subsidiary. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation is not ignored for federal income tax purposes. Accordingly, our TRS or other taxable corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of our TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of our TRS or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use our TRS or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

Income Tests

In order to continue to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including, generally, agency securities and certain types of mortgage-backed securities), "rents from real property," dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test described above to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

We intend to continue to invest exclusively in agency securities (other than for hedging purposes) that are either pass-through certificates or CMOs. We expect that the agency securities will be treated either as interests in a grantor trust or as interests in a real estate investment conduit ("REMIC") for federal income tax purposes and that all interest income from our agency securities will be qualifying income for the 95% gross income test. In the case of agency securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of agency securities treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. We expect that substantially all of our income from agency securities will be qualifying income for purposes of the REIT gross income tests.

We may continue to purchase agency securities through TBAs and may recognize income or gains from the disposition of those TBAs through dollar roll transactions or otherwise. There is no direct authority with respect to the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test and we would not treat these items as such unless we receive a reasoned, written opinion (within the meaning of applicable Treasury regulations) of our counsel that such income and gains should be treated as such. Consequently, our ability to enter into dollar roll transactions and other dispositions of TBAs could be limited. Moreover, even if we were to receive the opinion of counsel described above, it is possible that the IRS could assert that such income is not qualifying income. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income when added to any other non-qualifying income exceeded 25% of our gross income.

We may directly or indirectly receive distributions from our TRS or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of the both the 95% and 75% gross income tests.

Any income or gain that we derive from instruments that hedge the risk of changes in interest rates will generally be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income test, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us that is incurred to acquire or carry "real estate assets" (as described below under "Asset Tests"), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include some kinds of mortgage-backed securities and mortgage loans, as well as interests in real property and stock of other corporations that qualify as REITs. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below.

Fourth, the aggregate value of all securities of all taxable REIT subsidiaries that we hold may not exceed 20% of the value of our total assets.

We intend to continue to invest exclusively in agency securities, other than for hedging purposes, that are either pass-through certificates or CMOs. We expect that the agency securities will be treated either as interests in grantor trusts or as interests in REMICs for federal income tax purposes. In the case of agency securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets to the extent that they are secured by real property. We expect that substantially all of our agency securities treated as interests in grantor trust will qualify as real estate assets. In the case of agency securities treated as interests in a REMIC, such interests will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the REIT asset and income tests.

We intend to enter into sale and repurchase agreements under which we would nominally sell certain of our agency securities to a counterparty and simultaneously enter into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. We believe that we would be treated for REIT asset and income test purposes as the owner of the agency securities that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the agency securities during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

As discussed above, we purchase agency securities through TBAs. There is no direct authority with respect to the qualification of TBAs as real estate assets or Government securities for purposes of the 75% asset test and we would not treat TBAs as such unless we receive a reasoned, written opinion (within the meaning of applicable Treasury regulations) of our counsel that TBAs should be treated as such. Consequently, our ability to purchase TBAs could be limited. Moreover, even if we were to receive the opinion of counsel described above, it is possible that the IRS could assert that TBAs are not qualifying assets. In the event that TBAs were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such assets when added to any other non-qualifying assets exceeded 25% of our gross assets.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a) the sum of

(1) 90% of our "REIT taxable income," computed without regard to our net capital gains and the deduction for dividends paid, and

(2) 90% of our net income after tax, if any, from foreclosure property minus

(b) the sum of specified items of non-cash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration.

To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between our actual receipt of cash and our inclusion of items in income for federal income tax purposes. For example, mortgage-backed securities that are issued at a discount generally require the accrual of taxable economic interest in advance of receipt in cash.

Derivatives and Hedging Transactions

We and our TRS enter into hedging transactions with respect to interest rate exposure on our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap agreements, interest rate swaptions, interest rate cap or floor contracts and futures or forward contracts. We may also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities or we may invest in other types of mortgage derivative securities. To the extent that we enter into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets and the instrument is properly identified as a hedge along with the risk it hedges within prescribed time periods, any periodic income from the instrument, or gain from the disposition of such instrument, would be excluded altogether from the 75% and 95% gross income test.

To the extent that we hedge in other situations, the resultant income will be treated as income that does not qualify under the 75% or the 95% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some of our hedging activities through our TRS, the income from which would be subject to federal income tax, rather than by participating in the arrangements directly.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in "Income Tests" and "Asset Tests."

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates (through 2012). In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Corporate Information

Our executive offices are located at Two Bethesda Metro Center, 14th Floor, Bethesda, MD 20814 and our telephone number is (301) 968-9300.

We make available all of our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports as well as our Code of Ethics and Conduct free of charge on our internet website at www.AGNC.com as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. These reports are also available on the Securities and Exchange Commission's ("SEC") internet website at www.sec.gov.

Competition

Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring agency securities, we compete with other mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage banks, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities. In addition, there are numerous other mortgage REITs with similar asset acquisition objectives and others may be organized in the future. The effect of the existence of additional mortgage REITs may increase competition for the available supply of mortgage assets suitable for purchase. Additionally, our investment strategy is dependent on the amount of financing available to us in the repurchase agreement market. Our investment strategy will be adversely impacted if we are not able to secure financing on favorable terms, if at all.

Employees

We have no employees. We are managed by our Manager pursuant to the management agreement between our Manager and us.

Item 1A. *Risk Factors*

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K, including our annual consolidated financial statements and the related notes thereto before making a decision to purchase our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Investing, Active Portfolio Management and Financing Strategy

We may experience significant short-term gains or losses and, consequently, greater earnings volatility as a result of our active portfolio management strategy.

Our Manager employs an active management strategy on our behalf to achieve our principal objectives of generating attractive risk-adjusted returns and preserving our net asset value. Our active management strategy involves buying and selling securities in all sectors of the agency securities market, including fixed-rate agency securities, adjustable-rate agency securities, options to enter into agency securities and agency CMOs, based on our Manager's continual assessment of the relative risk and return of those securities. Therefore, the composition of our portfolio will vary as our Manager believes changes to market conditions, risks, and valuations warrant. Consequently, we may experience significant investment gains or losses when we sell securities that our Manager no longer believes provide attractive risk-adjusted returns or when our Manager believes more attractive alternatives are available in the agency securities market. With an active management strategy, our Manager may be incorrect in its assessment of our portfolio and select a portfolio that could generate lower returns than a more static management strategy. Also, investors are less able to assess the changes in our valuation and performance by observing changes in the agency securities market since we may have changed our strategy and portfolio from the last publicly available data. We may also experience fluctuations in leverage as we pursue our active management strategy.

The potential of the U.S. Government to limit or wind down the role Fannie Mae and Freddie Mac play in the mortgage-backed securities market may adversely affect our business, operations and financial condition.

On February 11, 2011, the U.S. Treasury issued a White Paper titled "Reforming America's Housing Finance Market" (the "White Paper") that lays out, among other things, proposals to limit or potentially wind down the role that Fannie Mae and Freddie Mac play in the mortgage market. Any such proposals, if enacted, may have broad adverse implications for the mortgage-backed securities market and for our business, operations and financial condition. We expect such proposals to be the subject of significant discussion and it is not yet possible to determine whether or when such proposals may be enacted, what form any final legislation or policies might take and how proposals, legislation or policies emanating from the White Paper may impact the mortgage-backed securities market and our business, operations and financial condition. We are evaluating, and will continue to evaluate, the potential impact of the proposals set forth in the White Paper.

To the extent that we invest in agency securities that are guaranteed by Fannie Mae and Freddie Mac, we are subject to the risk that these U.S. Government-sponsored entities may not be able to fully satisfy their guarantee obligations or that these guarantee obligations may be repudiated, which may adversely affect the value of our investment portfolio and our ability to sell or finance these securities.

The interest and principal payments we receive on the agency securities in which we invest are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Unlike the Ginnie Mae certificates in which we may invest, the principal and interest on securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. All the agency securities in which we invest depend on a steady stream of payments on the mortgages underlying the securities.

Due to concerns about Fannie Mae and Freddie Mac's ability to withstand future credit losses associated with securities held in their investment portfolios, and on which they provide guarantees, without the direct support of the U.S. Government, Congress passed the Housing and Economic Recovery Act of 2008 ("HERA"). Among other things, HERA established the Federal Housing Finance Agency ("FHFA"), which has broad regulatory powers over Fannie Mae and Freddie Mac. On September 6, 2008, FHFA placed Fannie Mae and Freddie Mac into conservatorship. As the conservator of Fannie Mae and Freddie Mac, FHFA controls and directs their operations and may (1) take over the assets of and operate Fannie Mae and Freddie Mac with all the powers of their shareholders, directors and officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (2) collect all obligations and money due to Fannie Mae and Freddie Mac; (3) perform all functions of Fannie Mae and Freddie Mac that are consistent with the conservator's appointment; (4) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (5) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

FHFA also has the right to transfer or sell any asset or liability of Freddie Mac or Fannie Mae, including its guarantee obligation, without any approval, assignment or consent. If FHFA were to transfer Freddie Mac or Fannie Mae's guarantee obligations to another party, holders of agency securities would have to rely on that party for satisfaction of the guarantee obligation and would be exposed to the credit risk of that party.

The U.S. Treasury has committed capital to Fannie Mae and Freddie Mac through 2012, however, there can be no assurance that these actions will be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honor their guarantees and other obligations.

Any failure by Fannie Mae or Freddie Mac to honor guarantees on agency securities could cause a significant decline in cash flow from, and value of, any agency securities we may own. We may be unable to sell or finance agency securities on favorable terms or at all and our financial position and results of operations could be adversely affected. Furthermore, the current credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional credit support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from mortgage-backed securities, and tightening the spread between the interest we earn on our mortgage-backed securities and the cost of financing those assets.

New laws may be passed affecting the relationship between Fannie Mae or Freddie Mac, on the one hand, and the U.S. Government, on the other, which could adversely affect the availability and pricing of agency securities and the ability to obtain financing against agency securities.

Legislation has been passed and additional legislation may be proposed in the future to change the relationship between Fannie Mae or Freddie Mac, on the one hand, and the U.S. Government, on the other hand, or that requires Fannie Mae and Freddie Mac to reduce the amount of mortgages they own or limit the amount of securities they guarantee. We intend to invest exclusively in agency securities, other than for hedging purposes. If any such further legislation is enacted into law, it may lead to market uncertainty and the actual or perceived impairment in the credit quality of securities issued by Fannie Mae or Freddie Mac. This may increase the risk of loss on investments in Fannie Mae and/or Freddie Mac-issued securities. Any legislation requiring Fannie Mae or Freddie Mac to reduce the amount of mortgages they own or for which they guarantee payments on could adversely affect the availability and pricing of agency securities and our ability to obtain financing against agency securities and, therefore, adversely affect our business prospects.

Market conditions have disrupted the historical relationship between interest rate changes and prepayment trends, which make it more difficult for our Manager to analyze our investment portfolio.

Our success depends on our Manager's ability to analyze the relationship of changing interest rates on prepayments of the mortgage loans that underlie our agency securities. Changes in interest rates and prepayments affect the market price of the agency securities that we intend to purchase and any agency securities that we hold at a given time. As part of our overall portfolio risk management, our Manager analyzes interest rate changes and prepayment trends separately and collectively to assess their effects on our investment portfolio. In conducting its analysis, our Manager depends on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. The recent dislocations in the residential mortgage market and other developments have disrupted the relationship between the way that prepayment trends have historically responded to interest rate changes and, consequently, may negatively impact our Manager's ability to (i) assess the market value of our investment portfolio, (ii) implement our hedging strategies and (iii) implement techniques to reduce our prepayment rate volatility, which could materially adversely affect our financial position and results of operations.

Continued adverse developments in the broader residential mortgage market may adversely affect the value of the agency securities in which we invest.

Since 2008, the residential mortgage market in the United States has experienced a variety of unprecedented difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. Many of these conditions are expected to continue in 2011 and beyond. Certain commercial banks, investment banks and insurance companies announced extensive losses from exposure to the residential mortgage market. These losses reduced financial industry capital, leading to reduced liquidity for some institutions. These factors have impacted investor perception of the risk associated with real estate related assets, including agency securities and other high-quality residential mortgage-backed securities ("RMBS") assets. As a result, values for RMBS assets, including some agency securities and other AAA-rated RMBS assets, have experienced a certain amount of volatility. Further increased volatility and deterioration in the broader residential mortgage and RMBS markets may adversely affect the performance and market value of our agency securities.

We invest exclusively in agency securities (other than for hedging purposes) and rely on our agency securities as collateral for our financings. Any decline in their value, or perceived market uncertainty about their value, would likely make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. Substantially all of the agency securities we invest in are classified for accounting purposes as available-for-sale. All assets classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Agency securities that we invest in that are classified as trading securities are reported at fair value, with unrealized gains and losses included in current income. As a result, a decline in fair values may reduce the book value of our assets. Moreover, if the decline in fair value of an available-for-sale security is other-than-temporarily impaired, such decline will reduce earnings. If market conditions result in a decline in the fair value of our agency securities, our financial position and results of operations could be adversely affected.

Federal Reserve programs to purchase securities could have an adverse impact on the agency securities in which we invest.

Beginning in November 2008, the Federal Reserve initiated a program to purchase direct obligations of Fannie Mae, Freddie Mac and the Federal Home Loan Bank and agency securities backed by Fannie Mae, Freddie Mac and Ginnie Mae. In total, this program resulted in the Federal Reserve purchasing $300 billion of direct obligations and $1.75 trillion of agency securities with the purchase program ending in the first quarter of 2010. One of the effects of this program has been to increase competition for available direct obligations and agency securities, with the result being an increase in pricing of such securities. The Federal Reserve may hold the direct obligations and agency mortgage securities to maturity or may sell them on the open market. Sales by the Federal Reserve of the direct obligations or agency mortgage securities that it currently holds may reduce the market price of such securities. Reductions in the market price of agency mortgage securities may negatively impact our book value.

In addition, the Federal Reserve initiated a program in November 2010 to purchase up to $600 billion of long-term U.S. Treasury securities by mid-2011 as part of its continuing effort to help stimulate the economy by reducing mortgage and interest rates. Such action could negatively affect our income or our net book value by impacting interest rate levels and the spread between mortgage rates and other interest rates. Thus, these actions could reduce the yields on assets that we are targeting for purchase, thereby reducing our net interest spreads. Alternatively, the Federal Reserve's actions may not have the intended impact and could create inflation and higher interest rates. This could negatively impact our net book value or our funding cost.

Changes in the underwriting standards by Freddie Mac or Fannie Mae could have an adverse impact on the agency securities in which we invest.

In April 2010, Freddie Mac and Fannie Mae announced tighter underwriting guidelines for ARMs and hybrid interest-only ARMs in particular. Specifically, Freddie Mac announced that it would no longer purchase interest-only mortgages and Fannie Mae changed its eligibility criteria for purchasing and securitizing ARMs to protect consumers from potentially dramatic payment increases. Our targeted investments include ARMs and hybrid ARMs. Tighter underwriting standards by Freddie Mac or Fannie Mae could reduce the supply of ARMs, resulting in a reduction in the attractiveness of the asset class.

Failure to procure adequate repurchase agreement financing, or to renew (roll) or replace existing repurchase agreement financing as it matures, would adversely affect our results of operations and may, in turn, negatively affect the market value of our common stock and our ability to make distributions to our stockholders.

We use repurchase agreement financing as a strategy to increase our return on equity. However, we may not be able to achieve our desired leverage ratio for a number of reasons, including if the following events occur:

- our lenders do not make repurchase agreement financing available to us at acceptable rates;
- certain of our lenders exit the repurchase market;
- our lenders require that we pledge additional collateral to cover our borrowings, which we may be unable to do; or
- we determine that the leverage would expose us to excessive risk.

We cannot assure you that any, or sufficient, repurchase agreement financing will be available to us in the future on terms that are acceptable to us. Since 2008, there have been several mergers, acquisitions or bankruptcies of investment banks and commercial banks that have historically acted as repurchase agreement counterparties. This has resulted in a fewer number of potential repurchase agreement counterparties operating in the market. In addition, since 2008 many commercial banks, investment banks and insurance companies have announced extensive losses from exposure to the residential mortgage market. These losses reduced financial industry capital, leading to reduced liquidity for some institutions. Institutions from which we seek to obtain financing may have owned or financed RMBS that have declined in value and caused them to suffer losses as a result of the recent downturn in the residential mortgage market. If these conditions persist, these institutions may be forced to exit the repurchase market, become insolvent or further tighten their lending standards or increase the amount of equity capital or haircut required to obtain financing, and in such event, could make it more difficult for us to obtain financing on favorable terms or at all. In the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions, and you may lose part or all of your investment

Furthermore, because we rely primarily on short-term borrowings, our ability to achieve our investment objective depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we may have to sell some or all of our assets, possibly under adverse market conditions.

Pursuant to the terms of borrowings under our master repurchase agreements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

We have entered into master repurchase agreements with a number of financial institutions. We have borrowed under certain of these master repurchase agreements to finance the acquisition of agency securities for our investment portfolio. Pursuant to the terms of borrowings under our master repurchase agreements, a decline in the value of the agency securities may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not set in the master repurchase agreements and will not be determined until we engage in a repurchase transaction under these agreements. Our fixed-rate agency securities generally may be more susceptible to margin calls as increases in interest rates tend to affect more negatively the market value of fixed-rate securities. In addition, certain of our agency securities may be more illiquid than other securities in which we invest, which could cause them to be more susceptible to margin calls in a volatile market environment. Moreover, agency securities that prepay more quickly increase the frequency and magnitude of potential margin calls as there is a significant time lag between when the prepayment is reported (which reduces the market value of the security) and when the principal payment is actually received. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell, either directly or through a foreclosure, our agency securities under adverse market conditions. Because of our leverage, we may incur substantial losses upon the threat or occurrence of a margin call.

Our borrowings, which are generally made under our master repurchase agreements, may qualify for special treatment under the U.S. Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to liquidate the collateral under these agreements without delay.

If our lenders pursuant to our repurchase transactions default on their obligations to resell the underlying agency security back to us at the end of the transaction term, or if the value of the underlying agency security has declined by the end of the term or if we default on our obligations under the transaction, we will lose money on these transactions.

When we engage in a repurchase transaction, we initially sell securities to the financial institution under one of our master repurchase agreements in exchange for cash and our counterparty is obligated to resell the securities to us at the end of the term of the transaction, which is typically from 30 to 90 days, but which may have terms from one day to 364 days. The cash we receive when we initially sell the securities is less than the value of those securities, which is referred to as the "haircut". As a result, we are able to borrow against a smaller portion of the agency securities we initially sell in these transactions. Increased haircuts require us to post additional collateral for our agency securities. The haircut rates under our master repurchase agreements are not set until we engage in a specific repurchase transaction under these agreements. If our counterparty defaults on its obligation to resell the securities to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). Any losses we incur on our repurchase transactions could adversely affect our earnings, and, thus, our cash available for distribution to our stockholders.

If we default on one of our obligations under a repurchase transaction, the counterparty can terminate the transaction and cease entering into any other repurchase transactions with us. In that case, we would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage our portfolio and carry out our investment strategy. There is no assurance we would be able to secure a suitable replacement facility on acceptable terms or at all.

Differences in timing of interest rate adjustments on adjustable-rate agency securities we may acquire and our borrowings may adversely affect our profitability and our ability to make distributions to our stockholders.

Certain of the agency securities we acquire are adjustable-rate agency securities. This means that their interest rates may vary over time based upon changes in an objective index, such as

- LIBOR, which is the interest rate that banks in London offer for deposits in London of U.S. dollars;
- the Treasury rate, which is a monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board; or
- the CD rate, which is the weekly average or secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.

These indices generally reflect short-term interest rates. We rely primarily on short-term borrowings to acquire agency securities with long-term maturities. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments in agency securities generally will bear interest at longer-term rates than we pay on our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of the agency securities in our investment portfolio. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event, our borrowing costs may exceed our interest income and we could incur operating losses and our ability to make distributions to our stockholders could be hindered.

Interest rate caps on mortgages backing our adjustable rate agency securities may adversely affect our profitability.

Adjustable-rate mortgages backing our agency securities will typically be subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps on underlying mortgages limit the amount an interest rate can increase through the maturity of an agency security. Our borrowings typically will not be subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps on underlying mortgages could limit the interest rates on our adjustable-rate agency securities. This problem is magnified for hybrid adjustable-rate and adjustable-rate agency securities that are not fully indexed. Further, some hybrid adjustable-rate and adjustable-rate agency securities may be subject to periodic payment caps on underlying mortgages that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on hybrid adjustable-rate and adjustable-rate agency securities than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a loss.

An increase in interest rates may cause a decrease in the volume of newly issued, or investor demand for, agency securities, which could adversely affect our ability to acquire assets that satisfy our investment objectives and to generate income and pay dividends, while a decrease in interest rates may cause an increase in the volume of newly issued, or investor demand for, agency securities, which could negatively affect the valuations for our agency securities and may adversely affect our liquidity profile.

Rising interest rates generally reduce the demand for consumer credit, including mortgage loans, due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of agency securities available to us, which could affect our ability to acquire assets that satisfy our investment objectives. If rising interest rates cause us to be unable to acquire a sufficient volume of agency securities or agency securities with a yield that exceeds the borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends, may be materially and adversely affected.

Declining interest rates generally increase the demand for consumer credit, including mortgage loans, due to the lower cost of borrowing. An increase in the volume of mortgage loans originated may negatively impact the valuation for our existing investment portfolio. A negative impact on valuations of our agency securities could have an adverse impact on our liquidity profile in the event that we are required to post margin under our repurchase agreements, which could materially and adversely impact our business.

Because we invest in fixed-rate securities, an increase in interest rates on our borrowings may adversely affect our book value or our net interest income.

Increases in interest rates may negatively affect the market value of our agency securities. Any fixed-rate securities we invest in generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with GAAP, we are required to reduce our stockholders' equity, or book value, by the amount of any decrease in the fair value of our agency securities that are classified as available-for-sale. Reductions in stockholders' equity could decrease the amounts we may borrow to purchase additional agency securities, which may restrict our ability to increase our net income. Furthermore, if our funding costs are rising while our interest income is fixed, our net interest income will contract and could become negative.

Changes in prepayment rates may adversely affect our profitability.

The agency securities in our investment portfolio are backed by pools of mortgage loans. We receive payments, generally, from the payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans at rates that are faster or slower than expected, it results in prepayments that are faster or slower than expected on the related agency securities. These faster or slower than expected payments may adversely affect our profitability.

We may purchase agency securities that have a higher interest rate than the then prevailing market interest rate. In exchange for this higher interest rate, we may pay a premium to par value to acquire the security. In accordance with GAAP, we amortize this premium over the expected term of the agency security based on our prepayment assumptions. If the agency security is prepaid in whole or in part at a faster than expected rate, however, we must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect our profitability.

We also may purchase agency securities that have a lower interest rate than the then prevailing market interest rate. In exchange for this lower interest rate, we may pay a discount to par value to acquire the security. We accrete this discount over the expected term of the agency security based on our prepayment assumptions. If the agency security is prepaid at a slower than expected rate, however, we must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of the portfolio and result in a lower than expected yield on securities purchased at a discount to par.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayments can also occur when borrowers sell the property and use the sale proceeds to prepay the mortgage as part of a physical relocation or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property. Fannie Mae and Freddie Mac will generally, among other conditions, purchase mortgages that are 120 days or more delinquent from MBS trusts when the cost of guarantee payments to security holders, including advances of interest at the security coupon rate, exceeds the cost of holding the nonperforming loans in their portfolios. Consequently, prepayment rates also may be affected by conditions in the housing and financial markets, which may result in increased delinquencies on mortgage loans, the government-sponsored entities cost of capital, general economic conditions and the relative interest rates on FRM and ARM loans, which could lead to an acceleration of the payment of the related principal. Additionally, changes in the government-sponsored entities' decisions as to when to repurchase delinquent loans can materially impact prepayment rates.

In addition, the introduction of new government programs, such as the U.S. Treasury's HASP program, could increase the availability of mortgage credit to a large number of homeowners in the U.S., which we would expect would impact the prepayment rates for the entire mortgage securities market, but primarily for Fannie Mae and Freddie Mac agency securities. These new programs along with any new additional programs or changes to existing programs may cause substantial uncertainty around the magnitude of changes in prepayment speeds. To the extent that actual prepayment speeds differ from our expectations, it could adversely affect our operating results.

Changes in accounting rules may adversely affect our profitability.

In May 2010, the Financial Accounting Standards Board ("FASB"), issued an exposure draft of Proposed Accounting Standards Update, *Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities*. Under this proposal, among other things, most financial instruments would be measured at fair value with all changes in fair value recognized in net income each reporting period instead of other comprehensive income, a component of stockholders' equity. The FASB will continue deliberations on the proposed accounting guidance and expects to issue a final accounting standards update in the second quarter of 2011. Any final accounting standard could require us to record all changes in fair value of our agency securities in net income each reporting period, which could have an adverse affect on our net income.

Our hedging strategies may not be successful in mitigating the risks associated with interest rates.

Subject to complying with REIT tax requirements and non-qualifying income limits, we intend to employ techniques that limit, or "hedge," the adverse effects of changes in interest rates on our short-term repurchase agreements and our net book value. In general, our hedging strategy depends on our Manager's view of our entire portfolio, consisting of assets, liabilities and derivative instruments, in light of prevailing market conditions. Our hedging activities are generally designed to limit certain exposures and not to eliminate them. In addition, they may be unsuccessful and we could misjudge the condition of our investment portfolio or the market. Our hedging activity will vary in scope based on the level and volatility of interest rates and principal repayments, the type of securities held and other changing market conditions. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. These techniques may include entering into interest rate swap agreements, interest rate swaptions, TBAs, short sales, caps, collars, floors, forward contracts, options, futures or other types of hedging transactions. We may conduct certain hedging transactions through our TRS, which will subject those transactions to federal, state and, if applicable, local income tax.

There are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Alternatively, our Manager may fail to assess properly a risk to our investment portfolio or may fail to recognize a risk entirely, leaving us exposed to losses without the benefit of any offsetting hedging activities. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. The nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed hedging strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging activities could result in losses if the event against which we hedge does not occur. For example, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- as explained in further detail in the risk factor immediately below, the party owing money in the hedging transaction may default on its obligation to pay;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the value of derivatives used for hedging may be adjusted from time to time in accordance with GAAP to reflect changes in fair value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

Whether the derivatives we acquire achieve hedge accounting treatment under Accounting Standards Codification ("ASC") Topic 815, *Derivatives and Hedging* ("ASC 815"), or not, hedging generally involves costs and risks. Our hedging strategies may adversely affect us because hedging activities involve costs that we will incur regardless of the effectiveness of the hedging activity. Those costs may be higher in periods of market volatility, both because the counterparties to our derivative agreements may demand a higher payment for taking risks, and because repeated adjustments of our hedges during periods of interest rate changes also may increase costs. Especially if our hedging strategies are not effective, we could incur significant hedging-related costs without any corresponding economic benefits.

Our use of certain hedging techniques may expose us to counterparty risks.

If a swap counterparty under an interest rate swap agreement that we intend to enter into as part of our hedging strategy cannot perform under the terms of the interest rate swap agreement, we may not receive payments due under that agreement, and, thus, we may lose any potential benefit associated with the interest rate swap. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under the interest rate swap agreement if the counterparty becomes insolvent or files for bankruptcy. Similarly, if an interest rate cap counterparty fails to perform under the terms of the interest rate cap agreement, in addition to not receiving payments due under that agreement that would off-set our interest expense, we could also incur a loss for all remaining unamortized premium paid for that security.

Pursuant to the terms of our master swap agreements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

Certain of our master swap agreements (governed by the International Swaps and Derivatives Association, Inc. or "ISDA") require that we post initial collateral upon execution of swap agreements. In addition, our master swap agreements contain provisions under which we are required to collateralize fully our obligations under the derivative instrument, such that if at any point the fair value of the derivative represents a liability greater than the minimum transfer amount contained within our agreement, the counterparty may initiate a margin call for the difference. If we fail to satisfy the margin call, we will be required to settle our obligations under the agreements at their termination values.

Further, our master swap agreements also contain a cross default provision under which a default under certain of our other indebtedness in excess of a certain threshold amount causes an event of default under the agreement. Following an event of default, we could be required to settle our obligations under the agreements at their termination values.

The threat of or occurrence of margin calls or the forced settlement of our obligations under our master swap agreements at their termination values could force us to sell, either directly or through a foreclosure, our agency securities under adverse market conditions. Because of the leverage we have, we may incur substantial losses upon the threat or occurrence of either of these events.

We may fail to qualify for hedge accounting treatment.

We record certain derivative financial instruments, principally interest rate swap agreements, as cash flow hedges in accordance with ASC 815. Under this standard, unrealized gains and losses on derivative financial instruments that qualify for cash flow hedge accounting are recorded as other comprehensive income (loss) ("OCI") (a component of stockholders' equity). We may fail to qualify for hedge accounting treatment under ASC 815 for a number of reasons, including if we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for hedge accounting treatment, our operating results may suffer because we would be required to record changes in the fair value of these derivative instruments in net income each reporting period, while changes in the fair value of our available-for-sale mortgage-backed securities would continue to be recorded as OCI.

Our strategy involves significant leverage, which may cause substantial losses.

Our leverage may vary periodically depending on market conditions, but we generally expect our leverage to vary with market conditions and our assessment of risk and returns. We generally expect our leverage to be within six to eleven times the amount of our stockholders' equity. However, under certain market conditions, we may operate at leverage levels outside of this range for extended periods of time. We will incur this leverage by borrowing against a substantial portion of the market value of our agency securities. By incurring this leverage, we could enhance our returns. Nevertheless, this leverage, which is fundamental to our investment strategy, also creates significant risks.

Because of our significant leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for any of the following reasons:

- short-term interest rates increase;
- interest rate volatility increases; or
- the availability of financing in the market decreases.

Our rights under our repurchase agreements will be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the repurchase agreements.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which could dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may raise capital through the issuance of debt or equity securities. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or could have mandatory redemption provisions triggered under certain events that could limit our ability to pay dividends to the holders of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could have a material adverse effect on the price of our common stock. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future.

We intend to pay quarterly dividends to our stockholders. We have not established a minimum dividend payment level and the amount of our dividend will fluctuate. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, the requirements for REIT qualification and such other factors as our Board of Directors may deem relevant from time to time. We may not be able to make distributions in the future or our Board of Directors may change our dividend policy in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to pay dividends in excess of our current and accumulated tax earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes. A return of capital reduces the basis of a stockholder's investment in our common stock to the extent of such basis and is treated as capital gain thereafter.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our amended and restated certificate of incorporation may restrict our business combination opportunities.

To qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year after our first year in which we qualify as a REIT. Our amended and restated certificate of incorporation, with certain exceptions, authorizes our Board of Directors to take the actions that are necessary and desirable to qualify as a REIT. Pursuant to our amended and restated certificate of incorporation, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of our common or capital stock. Our Board of Directors may grant an exemption from this 9.8% stock ownership limitation, in its sole discretion, subject to such conditions, representations and undertakings as it may determine are reasonably necessary. Our Board of Directors granted American Capital an exemption from this ownership limitation. Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the power to increase or decrease the percentage of common or capital stock that a person may beneficially or constructively own. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of our common or capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person's percentage ownership of our common or capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person's percentage ownership of our common or capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of common stock will be in violation of the decreased stock ownership limit. The ownership limits imposed by the tax law are based upon direct or indirect ownership by "individuals," but only during the last half of a tax year. The ownership limits contained in our amended and restated certificate of incorporation apply to the ownership at any time by any "person," which term includes entities. These ownership limitations are intended to assist us in complying with the tax law requirements, and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

The stock ownership limitation contained in our amended and restated certificate of incorporation generally does not permit ownership in excess of 9.8% of our common or capital stock, and attempts to acquire our common or capital stock in excess of these limits will be ineffective unless an exemption is granted by our Board of Directors.

As described above, our amended and restated certificate of incorporation generally prohibits beneficial or constructive ownership by any person of more than 9.8% (by value or by number of shares, whichever is more restrictive) of our common or capital stock, unless exempted by our Board of Directors. Our amended and restated certificate of incorporation's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding stock and thus be subject to our amended and restated certificate of incorporation's ownership limit. Any attempt to own or transfer shares of our common or preferred stock (if and when issued) in excess of the ownership limit without the consent of the Board of Directors will result in the shares being automatically transferred to a charitable trust or, if the transfer to a charitable trust would not be effective, such transfer being treated as invalid from the outset.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could also adversely affect the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our stockholders. We could issue a series of preferred stock to impede the completion of a merger, tender offer or other takeover attempt. The anti-takeover provisions in our amended and restated certificate of incorporation and bylaws may impede takeover attempts, or other transactions, that may be in the best interests of our stockholders and, in particular, our common stockholders. In addition, the market price of our common stock could be adversely affected to the extent that provisions of our amended and restated certificate of incorporation and bylaws discourage potential takeover attempts, or other transactions, that our stockholders may favor.

Risks Related to Conflicts of Interest in Our Relationship with Our Manager and American Capital

The management agreement was not negotiated on an arm's-length basis and the terms, including fees payable, may not be as favorable to us as if it were negotiated with an unaffiliated third party.

The management agreement was negotiated between related parties prior to our IPO, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third party. The terms of the management agreement, including fees payable, may not reflect the terms we may have received if it was negotiated with an unrelated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our Manager.

We have no employees and our Manager is responsible for making all of our investment decisions. Certain of our Manager's officers are employees of American Capital and are not required to devote any specific amount of time to our business and each of them may provide their services to American Capital, its affiliates and sponsored investment vehicles, which could result in conflicts of interest.

Because we have no employees, our Manager is responsible for making all of our investment decisions. Certain of our and our Manager's officers are employees of American Capital or its affiliates and these persons do not devote their time exclusively to us. Our Manager's investment committee consists of Messrs. Malon Wilkus, John R. Erickson, Samuel A. Flax and Thomas A. McHale, each of whom is an officer of American Capital and has significant responsibilities to American Capital and certain of its portfolio companies, affiliated entities or managed funds. Because certain of our and our Manager's officers are also responsible for providing services to American Capital and/or certain of its portfolio companies, affiliated entities or managed funds, they may not devote sufficient time to the management of our business operations.

American Capital has agreed that so long as the Manager or an affiliate of American Capital continues to manage our company, it will not sponsor another investment vehicle that invests predominantly in whole pool agency securities. This restriction does not prevent American Capital or an affiliate of American Capital from investing in or sponsoring an investment vehicle that targets investments in agency securities so long as those investments are not predominately whole pool agency securities, and, as a result, American Capital or an affiliate of American Capital may compete with us. Our Board of Directors has adopted investment guidelines that require that any investment transaction between us and American Capital or any affiliate of American Capital receives the prior approval of a majority of our independent directors. However, this policy does not eliminate the conflicts of interest that our and our Manager's officers will face in making investment decisions on behalf of American Capital, any other American Capital-sponsored investment vehicles and us. Further, we do not have any agreement or understanding with American Capital that would give us any priority over American Capital, any of its affiliates, or any such American Capital-sponsored investment vehicle in opportunities to invest in agency securities. Accordingly, we may compete for access to the benefits that we expect our relationship with our Manager and American Capital to provide.

We are completely dependent upon our Manager and certain key personnel of American Capital who provide services to us through the management agreement and the administrative services agreement and we may not find suitable replacements for our Manager and these personnel if the management agreement and the administrative services agreement are terminated or such key personnel are no longer available to us.

Because we have no employees or separate facilities, we are completely dependent on our Manager to conduct our operations pursuant to the management agreement. Our Manager has its own employees, who conduct our day-to-day operations, and has also entered into an administrative services agreement with American Capital pursuant to which our Manager is provided those additional personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. Neither the administrative services agreement nor the management agreement requires our Manager or American Capital to dedicate specific personnel to our operations nor requires any specific personnel of American Capital to dedicate a specific amount of time to our business. Additionally, because we rely on American Capital, we may be negatively impacted by an event or factors that negatively impacts American Capital's business or financial condition.

After the current renewal term of the management agreement, which expires on May 20, 2012, or upon the expiration of any subsequent automatic renewal term, we or our Manager may elect not to renew the management agreement without cause on 180-days prior written notice to the other party. If our Manager elects not to renew the management agreement without cause, it would not have to pay a termination fee. If a majority of our independent Board of Directors elects not to renew the management agreement without cause, we would have to pay a significant termination fee.

If we terminate the management agreement without cause, we may not, without the consent of our Manager, employ any employee of the Manager or any of its affiliates, including American Capital, or any person who has been employed by our Manager or any of its affiliates at any time within the two year period immediately preceding the date on which the person commences employment with us for two years after such termination of the management agreement. We believe that the successful implementation of our investment and financing strategies depends to a significant extent upon the experience of certain of American Capital and our Manager's officers. Our Manager or American Capital has entered into retention agreements with certain of these officers, however, none of these individuals' continued service is guaranteed. Furthermore, if the management agreement is terminated or these individuals leave our Manager or American Capital, we may be unable to execute our business plan.

We have no recourse to American Capital if it does not fulfill its obligations under the administrative services agreement.

We do not have any employees or separate facilities. Our Manager has its own employees, who substantially conduct our day-to-day operations, and it has also entered into an administrative services agreement with American Capital pursuant to which our Manager is provided those additional personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. Although the administrative services agreement may not be terminated unless the management agreement has been terminated pursuant to its terms, American Capital may assign its rights and obligations thereunder to any of its affiliates, including American Capital, LLC, the parent company of our Manager. In addition, because we are not a party to the administrative services agreement, we do not have any recourse to American Capital if it does not fulfill its obligations under the administrative services agreement or it elects to assign the agreement to one of its affiliates.

If we elect to not renew the management agreement without cause, we would be required to pay our Manager a substantial termination fee. These and other provisions in our management agreement make non-renewal of our management agreement difficult and costly.

Electing not to renew the management agreement without cause would be difficult and costly for us. With the consent of the majority of our independent Board of Directors, we may elect not to renew our management agreement upon the expiration of any automatic annual renewal term, upon 180-days prior written notice. If we elect to not renew the agreement because of a decision by our Board of Directors that the management fee is unfair, our Manager has the right to renegotiate a mutually agreeable management fee. If we elect to not renew the management agreement without cause, we are required to pay our Manager a termination fee equal to three times the average annual management fee earned by our Manager during the prior 24-month period immediately preceding the most recently completed month prior to the effective date of termination. These provisions may increase the effective cost to us of electing to not renew the management agreement.

Our Manager's management fee is based on the amount of our Equity and is payable regardless of our performance.

Our Manager is entitled to receive a monthly management fee from us that is based on the amount of our Equity (as defined in our management agreement), regardless of the performance of our investment portfolio. For example, we would pay our Manager a management fee for a specific period even if we experienced a net loss during the same period. The amount of the monthly management fee is equal to one twelfth of 1.25% of our Equity and therefore is only increased by increases in our Equity. Increases to our Equity would be primarily from equity offerings, which could result in a conflict of interest between our manager and our stockholders with respect to the timing and terms of our equity offerings. Our Manager's entitlement to substantial nonperformance-based compensation may reduce its incentive to devote sufficient time and effort to seeking investments that provide attractive risk-adjusted returns for our investment portfolio. This in turn could harm our ability to make distributions to our stockholders and the market price of our common stock.

Risks Related to Our Business Structure

Loss of our exemption from regulation pursuant to the Investment Company Act would adversely affect us.

We conduct our business so as not to become regulated as an investment company under the Investment Company Act in reliance on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires that: (i) at least 55% of our investment portfolio consist of "mortgages and other liens on and interest in real estate," or "qualifying real estate interests," and (ii) at least 80% of our investment portfolio consist of qualifying real estate interests plus "real estate-related assets." In satisfying this 55% requirement, we may treat agency securities issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by a pool, or a "whole pool", as qualifying real estate interests. Therefore, the agency securities and any other mortgage-related assets that we acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder. If the SEC determines that any of these securities are not qualifying interests in real estate or real estate-related assets, adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exceptions, we could be required to restructure our activities or sell certain of our assets. We may be required at times to adopt less efficient methods of financing certain of our agency securities and we may be precluded from acquiring certain types of higher yielding agency securities. The net effect of these factors would be to lower our net interest income. If we fail to qualify for an exemption from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced. Our business will be materially and adversely affected if we fail to qualify for this exemption from regulation pursuant to the Investment Company Act.

We are exposed to potential risks from legislation requiring companies to evaluate their internal control over financial reporting.

We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires Exchange Act-reporting companies to assess and attest to the effectiveness of their internal controls over financial reporting and requires their independent registered public accounting firm to audit the effectiveness of the company's internal controls over financial reporting. There can be no assurance that we will continue to receive an unqualified opinion from our independent registered public accounting firm with regard to the effectiveness our internal controls over financial reporting. In addition, legislation regarding Exchange Act-reporting companies' internal controls over financial reporting, or other aspects of these companies' compliance with federal securities laws, may, in the future, be amended so as to impose additional burdens on us. Any failure to achieve and maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and the trading price of our common stock.

We are highly dependent on information and communications systems. Any systems failures could significantly disrupt our business, which may, in turn, negatively affect our operations and the market price of our common stock and our ability to pay dividends to our stockholders.

Our business is highly dependent on communications and information systems. Any failure or interruption of our or our Manager's systems could cause delays or other problems in our agency securities trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Risks Related to Our Taxation as a REIT

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We are presently operating in a manner that allows us to qualify as a REIT for federal income tax purposes. We have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") with respect to our qualification as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden represents only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us and our Manager, including representations relating to the values of our assets and the sources of our income. The opinion was expressed as of the date issued and does not cover subsequent periods. Skadden has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Skadden and our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which are not monitored by Skadden. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent valuations. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements as described below. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in securities of other issuers will not cause a violation of the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from "qualified dividends" payable to domestic stockholders that are individuals, trusts and estates has been reduced by legislation to 15% through the end of 2012. Dividends of ordinary income payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, if we purchase agency securities at a discount, we are generally required to accrete the discount into taxable income prior to receiving the cash proceeds of the accreted discount at maturity. If we do not have other funds available in these situations we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our stockholders' equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise tax, and state or local income taxes. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through our TRS or other subsidiary corporations, which will be subject to corporate-level income tax at regular rates. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and agency securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The failure of agency securities subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our agency securities to a counterparty and simultaneously enter into an agreement to repurchase these securities at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the agency securities sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the agency securities that are the subject of any such sale and repurchase agreement, notwithstanding that such agreement may transfer record ownership of the agency securities to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the agency securities during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code only permit us to hedge our liabilities and only provided certain criteria is met. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through our TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third-parties over which we have no control or only limited influence.

As a REIT, if we derive net income from prohibited transactions (as defined in the Internal Revenue Code provisions) it is subject to a 100% tax.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including agency securities, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Risks Related to Our Common Stock

Changes in laws or regulations governing our operations or our failure to comply with those laws or regulations may adversely affect our business.

We are subject to regulation by laws at the local, state and federal level, including securities and tax laws and financial accounting and reporting standards. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations or the failure to comply with these laws or regulations could have a material adverse impact on our business. Certain of these laws and regulations pertain specifically to REITs.

The market price of our common stock may fluctuate significantly.

The market price and marketability of shares of our securities may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include the following:

- price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;
- significant volatility in the market price and trading volume of securities of REITs or other companies in our sector, which is not necessarily related to the operating performance of these companies;
- changes in regulatory policies, tax guidelines and financial accounting and reporting standards, particularly with respect to REITs;

- changes in our dividend policy and earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;
- decreases in our net asset value per share;
- general economic trends and other external factors; and
- loss of major repurchase agreement providers.

Fluctuations in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and, in the event that we seek to raise capital through future equity financings, our ability to raise such equity capital.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We do not own any property. Our executive and administrative office is located in Bethesda, Maryland in office space shared with American Capital.

Item 3. *Legal Proceedings*

We are not party to any material litigation or legal proceedings, or to the best of our knowledge, any threatened litigation or legal proceedings, which, in our opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial condition.

Item 4. *Removed and Reserved*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Quarterly Stock Prices and Dividend Declarations

Our common stock is quoted on The NASDAQ Global Select Market under the symbol "AGNC". As of February 1, 2011, we had 377 stockholders of record. Most of the shares of our common stock are held by brokers and other institutions on behalf of stockholders.

The following table sets forth the range of high and low sales prices of our common stock as reported on The NASDAQ Global Select Market and our dividends paid for the years ended December 31, 2010 and 2009.

	Sales Prices		Dividends
	High	Low	Declared
2010			
Fourth Quarter	$29.95	$26.95	$1.40
Third Quarter	$30.00	$25.70	$1.40
Second Quarter	$28.97	$24.91	$1.40
First Quarter	$28.39	$24.76	$1.40
2009			
Fourth Quarter	$29.30	$25.00	$1.40
Third Quarter	$31.42	$21.40	$1.40
Second Quarter	$24.04	$16.67	$1.50
First Quarter	$21.51	$14.39	$0.85

We intend to pay quarterly dividends and to distribute to our stockholders all of our annual taxable income in a timely manner. This will enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors." All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

Our stock transfer agent and registrar is Computershare Investor Services. Requests for information from Computershare can be sent to Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078 and their telephone number is 1-800-733-5001.

Equity Compensation Plan Information

We have adopted a long term stock incentive plan, or Incentive Plan, to provide for the issuance of equity-based awards, including stock options, restricted stock units and unrestricted stock awards to our independent directors.

The following table provides information as of December 31, 2010 concerning shares of our common stock authorized for issuance under our existing Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)
Equity compensation plans approved by security holders(1)	9,000	$—	86,500
Equity compensation plans not approved by security holders	—	$—	—
Total	9,000	$—	86,500

(1) Represents unvested shares of restricted stock awarded to our independent directors that are not included in the weighted-average exercise price of outstanding options, warrants and rights.

Performance Graph

The following graph compares a stockholder's cumulative total return, assuming $100 invested at May 15, 2008, with the reinvestment of all dividends, as if such amounts had been invested in: (i) our common stock; (ii) the stocks included in the Standard & Poor's 500 Stock Index ("S&P 500"); (iii) the stocks included in the FTSE NAREIT Mortgage REIT Index; (iv) an index of selected issuers in our Agency REIT Peer group, composed of Annaly Capital Management, Inc., Anworth Mortgage Asset Corporation, Capstead Mortgage Corporation, Hatteras Financial Corp. and Cypress Sharpridge Investments, Inc.

COMPARISON OF 31 MONTH CUMULATIVE TOTAL RETURN*

Among American Capital Agency, The S&P 500 Index,
The FTSE NAREIT Mortgage REITs Index And Agency REIT Peer group


$300
$250
$200
$150
$100
$50
$0
5/15/2008 9/30/2008 12/31/2008 3/31/2009 6/30/2009 9/30/2009 12/31/2009 3/31/2010 6/30/2010 9/30/2010 12/31/2010
American Capital Agency
S&P 500
FTSE NAREIT Mortgage REITs
Agency REIT Peer group

*$100 invested on 5/15/08 in stock or 4/30/08 in index, including reinvestment of dividends.
Fiscal year ending December 31.

	5/15/08	9/30/08	12/31/08	3/31/09	6/30/09	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10	12/31/10
American Capital Agency	100.00	96.18	125.51	105.53	150.93	196.13	192.42	195.59	212.33	224.14	254.26
S&P 500	100.00	84.99	66.34	59.04	68.44	79.12	83.90	88.42	78.31	87.16	96.54
FTSE NAREIT Mortgage REITs	100.00	80.22	79.86	72.81	83.65	100.78	99.53	101.93	103.31	111.07	122.01
Agency REIT Peer group	100.00	85.54	103.02	94.62	109.19	132.87	131.97	133.13	138.58	146.84	155.95

The information in the share performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance.

Item 6. *Selected Financial Data.*

The following selected financial data are derived from our audited financial statements for the years ended December 31, 2010 and 2009 and the period from May 20, 2008 (date operations commenced) through December 31, 2008. The selected financial data should be read in conjunction with the more detailed information contained in the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

($ in thousands, except per share amounts)

	As of December 31,		
	2010	**2009**	**2008**
Balance Sheet Data:			
Investment portfolio, at fair value	$13,510,280	$4,300,115	$1,573,383
Total assets	$14,475,829	$4,625,684	$1,656,325
Repurchase agreements and other debt	$11,753,019	$3,841,834	$1,346,265
Total liabilities	$12,903,765	$4,078,862	$1,398,174
Total stockholders' equity	$ 1,572,064	$ 546,822	$ 258,151
Net asset value per common share as of period end(1)	$ 24.24	$ 22.48	$ 17.20

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the period from May 20, 2008 (date operations commenced) through December 31, 2008
Statement of Operations Data:			
Interest income	$ 253,005	$ 127,920	$ 55,127
Interest expense	76,026	43,539	24,937
Net interest income	176,979	84,381	30,190
Other income	130,398	45,710	10,917
Expenses	(18,806)	(11,145)	(5,755)
Net income before tax	288,571	118,946	35,352
Excise tax	455	335	—
Net income	$ 288,116	$ 118,611	$ 35,352
Net income per common share—basic and diluted	$ 7.89	$ 6.78	$ 2.36
Shares outstanding	36,495	17,507	15,005
Dividends declared	$ 5.60	$ 5.15	$ 2.51

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the period from May 20, 2008 (date operations commenced) through December 31, 2008
Other Data (unaudited):			
Average agency securities, at cost	$ 7,335,423	$2,752,465	$1,772,302
Average total assets, at fair value	$ 8,099,835	$3,086,159	$1,826,110
Average repurchase agreements and other debt	$ 6,865,466	$2,541,565	$1,529,917
Average stockholders' equity	$ 859,411	$ 373,179	$ 266,241
Average asset yield(2)	3.44%	4.64%	5.04%
Average cost of funds(3)	1.02%	1.30%	2.63%
Average cost of funds—terminated swap amortization expense(4)	0.09%	0.41%	—
Average net interest rate spread(5)	2.33%	2.93%	2.41%
Net return on average stockholders' equity(6)	33.5%	31.8%	21.4%
Economic return(7)	32.7%	60.6%	-13.1%
Leverage (*average during the period*)(8)	8.0:1	6.8:1	5.7:1
Leverage (*as of period end*)(9)	7.8:1	7.3:1	5.2:1
Annualized expenses % of average assets(10)	0.23%	0.36%	0.51%
Annualized expenses % of average equity(11)	2.19%	2.99%	3.49%

* Average numbers for each period are weighted based on days on our books and records. All percentages are annualized.

(1) Net asset value per share was calculated by dividing our total stockholders' equity by our number of shares outstanding.
(2) Weighted average asset yield for the period was calculated by dividing our total interest income on agency securities, including amortization of premiums and discounts, by our weighted average agency securities.
(3) Weighted average cost of funds for the period was calculated by dividing our total interest expense, less amortization expense related to the termination of interest rate swaps, by our weighted average repurchase agreements and other debt.
(4) Weighted average cost of funds related to terminated interest rate swap amortization expense was calculated by dividing our amortization expense by our weighted average repurchase agreements. The amortization expense associated with the termination of interest rate swaps was \$6.3 million, \$10.3 million and \$0 million for years ended December 31, 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008, respectively.
(5) Net interest rate spread for the period was calculated by subtracting our weighted average cost of funds, net of interest rate swaps and terminated swap amortization expense, from our weighted average asset yield.
(6) Net return on average stockholders' equity for the period was calculated by dividing our net income by our average stockholders' equity for the period on an annualized basis.
(7) Economic return represents the sum of the change in net asset value over the period and dividends declared during the period over the beginning net asset value on an annualized basis.
(8) Leverage during the period was calculated by dividing our average repurchase agreements and other debt outstanding for the period by our average stockholders' equity for the period.
(9) Leverage at period end was calculated by dividing the sum of the amount outstanding under our repurchase agreements, net receivable/payable for unsettled agency securities and other debt by our total stockholders' equity at period end.
(10) Annualized expenses as a % of average total assets was calculated by dividing our total expenses by our average total assets for the period.
(11) Annualized expenses as a % of average stockholders' equity was calculated by dividing our total expenses by our average stockholders' equity.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* (in millions, except per share data)

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of American Capital Agency Corp. financial statements with a narrative from the perspective of management. Our MD&A is presented in five sections:

- Executive Overview
- Financial Condition
- Results of Operations
- Liquidity and Capital Resources
- Forward-Looking Statements

EXECUTIVE OVERVIEW

We are a REIT that invests exclusively in residential mortgage pass-through securities and collateralized mortgage obligations on a leveraged basis. These investments consist of securities for which principal and interest are guaranteed by government-sponsored entities such as Fannie Mae and Freddie Mac, or by a U.S. Government agency such as Ginnie Mae. We refer to these types of securities as agency securities and the specific agency securities in which we invest as our investment portfolio.

We were organized on January 7, 2008, and commenced operations on May 20, 2008 following the completion of our IPO. Our common stock is traded on The NASDAQ Global Select Market under the symbol "AGNC".

We are externally managed by American Capital Agency Management, LLC (our "Manager"). Our Manager is a majority-owned subsidiary of American Capital, LLC, which is a wholly-owned portfolio company of American Capital. We do not have any employees.

Our principal objective is to preserve our net asset value while generating attractive risk-adjusted returns for distribution to our stockholders through regular quarterly dividends from our net interest income, which is the spread between the interest income earned on our investment portfolio and the interest costs of our borrowings and hedging activities, and net realized gains and losses on our investments and other supplemental hedging activities. We fund our investments through short-term borrowings structured as repurchase agreements. Since our IPO, we have declared or paid dividends of $13.26 per share.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As long as we qualify as a REIT, we generally will not be subject to federal income taxes on our taxable income to the extent that we annually distribute all of our taxable income to stockholders.

As of December 31, 2010 and 2009, we had total assets of $14.5 billion and $4.6 billion, respectively. Our investment portfolio of $13.5 billion at fair value, as of December 31, 2010, consisted of $9.1 billion of fixed-rate agency securities, $3.9 billion of adjustable-rate agency securities and $0.5 billion of CMOs backed by fixed and adjustable-rate agency securities. Our investment portfolio of $4.3 billion at fair value, as of December 31, 2009, consisted of $1.9 billion of fixed-rate agency securities, $1.7 billion of adjustable-rate agency securities and $0.7 billion of CMOs backed by fixed and adjustable-rate agency securities. Our repurchase agreements and other debt outstanding were $11.8 billion and $3.8 billion and our stockholders' equity was $1.6 billion and $0.5 billion, or $24.24 per share and $22.48 per share, for a leverage ratio, including the net liability for unsettled agency securities, of 7.8 times and 7.3 times our stockholders' equity as of December 31, 2010 and 2009, respectively. We reported net income of $288.1 million and $118.6 million, or $7.89 and $6.78 per basic and diluted share, for the years ended December 31, 2010 and 2009, respectively. Financing spreads earned on our investment portfolio (the difference between yields on our investments and rates on related borrowings, including amortization expense related to terminated swaps) averaged 2.33% and 2.93% during the years ended December 31, 2010 and 2009, respectively.

The size and composition of our investment portfolio depends on investment strategies implemented by our Manager, the availability of investment capital and overall market conditions, including the availability of attractively priced investments and suitable financing to appropriately leverage our investment portfolio. Market conditions are influenced by, among other things, current levels of and expectations for future levels of, interest rates, mortgage prepayments, market liquidity and government participation in the market.

Summary of Critical Accounting Policies

Our critical accounting policies relate to our investments, recognition of interest income, repurchase agreements, derivative and other hedging instruments and income taxes. Each of these items involves estimates that will require management to make judgments that are subjective in nature. We rely on our Manager's experience and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates. Under different conditions, we could report materially different amounts using these critical accounting policies.

Investments in Agency Securities

ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC 320"), requires that at the time of purchase, we designate a security as held-to-maturity, available-for-sale or trading depending on our ability and intent to hold such security to maturity. Securities classified as trading and available-for-sale are reported at fair value, while securities classified as held-to-maturity are reported at amortized cost. We may, from time to time, sell any of our agency securities as part of our overall management of our investment portfolio. Accordingly, we typically designate our agency securities as available-for-sale. All securities classified as available-for-sale are reported at fair value, with unrealized gains and losses reported in other comprehensive income ("OCI"), a component of stockholders' equity. Upon the sale of a security, we determine the cost of the security and the amount of unrealized gains or losses to reclassify out of accumulated OCI into earnings based on the specific identification method.

Interest-only strips represent our right to receive a specified proportion of the contractual interest flows of specific agency and CMO securities. Interest-only strips are measured at fair value through earnings in gain (loss) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income. Our investments in interest-only strips are included in agency securities, at fair value on the accompanying consolidated balance sheets.

We estimate the fair value of our agency securities based on a market approach using Level 2 inputs from third-party pricing services and dealer quotes. The third-party pricing services use pricing models that incorporate such factors as coupons, primary and secondary mortgage rates, prepayment speeds, spread to the Treasury and interest rate swap curves, convexity, duration, periodic and life caps and credit enhancements. The dealer quotes incorporate common market pricing methods, including a spread measurement to the Treasury or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, rate reset period, issuer, additional credit support and expected life of the security. Management reviews the fair values determined by the third-party pricing models and dealer quotes and compares the results, if available, to values from the repurchase agreement counterparties and internal pricing models on each investment to validate reasonableness.

We evaluate securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Based on the criteria in ASC 320, the determination of whether a security is other-than-temporarily impaired involves judgments and assumptions based on subjective and objective factors. When an agency security is impaired, an OTTI is considered to have occurred if (i) we intend to sell the agency security (i.e a decision has been made as of the reporting date) or (ii) it is more likely than not that we will be required to sell the agency security before recovery of its amortized cost basis. If we intend to sell the security or if it is more likely than not that we will be required to sell the agency security before recovery of its amortized cost basis, the entire amount of the impairment loss, if any, is recognized in earnings as a realized loss and the cost basis of the security is adjusted to its fair value.

We did not recognize any other-than-temporary impairment on any of our agency securities for fiscal years 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008.

Interest Income

Interest income is accrued based on the outstanding principal amount of the agency securities and their contractual terms. Premiums and discounts associated with the purchase of agency securities are amortized or accreted into interest income over the projected lives of the securities, including contractual payments and estimated prepayments using the interest method in accordance with ASC Subtopic 310-20, *Receivables—Nonrefundable Fees and Other Costs* ("ASC 310-20").

We estimate long-term prepayment speeds using third-party services and market data. These third-party services estimate prepayment speeds using models that incorporate the forward yield curve, current mortgage rates, current mortgage rates of the outstanding loans, loan age, volatility and other factors. We review the prepayment speeds estimated by the third-party services and compare the results to market consensus prepayment speeds, if available. We also consider historical prepayment speeds and current market conditions to validate the reasonableness of the prepayment speeds estimated by the third-party services. Actual and anticipated prepayment experience is reviewed quarterly and effective yields are recalculated when differences arise between the previously estimated future prepayment and the amounts actually received plus current anticipated future prepayments. If the actual and anticipated future prepayment experience differs from our prior estimate of prepayments, we are required to recognize a "catch-up" adjustment in the current period to the amortization or accretion of premiums and discounts for the impact of the cumulative change in the effective yield through the reporting date.

In addition, pursuant to ASC 310-20, the yield on our adjustable rate securities assumes that the securities reset at a rate equal to the underlying index rate in effect as of the date we acquired the security plus the stated margin. Consequently, future reset rate assumptions incorporated in our asset yields may differ materially from future reset rates implied by the forward yield curve and the actual reset rates ultimately achieved. Further, notwithstanding changes to our actual and projected CPR assumptions, the lower our reset rate assumption is pursuant to ASC 310-20 than the current fixed rate in effect, the greater the rate of premium amortization we will recognize over the initial fixed rate period.

Our adjustable rate portfolio was acquired for a premium above par value and most securities were acquired during a period of historically low index rates. Accordingly, the majority of the premium balance on our adjustable rate securities will be amortized prior to their first reset date, regardless of actual or forecasted prepayment speeds and changes in the underlying index rates prior to actual reset. Adjustable rate securities acquired during a different interest rate environment may experience a different premium amortization pattern even as current index rates remain near their historical lows.

Repurchase Agreements

We finance the acquisition of agency securities for our investment portfolio through repurchase transactions under master repurchase agreements. Pursuant to ASC Topic 860, *Transfers and Servicing* ("ASC 860"), we account for repurchase transactions as collateralized financing transactions which are carried at their contractual amounts, including accrued interest, as specified in the respective transactions. Repurchase agreements are carried at cost which approximates fair value due to their short-term nature.

Derivative and other Hedging Instruments

We maintain a risk management strategy, under which we use a variety of strategies to hedge some of our exposure to interest rate risk. The objective of our risk management strategy is to reduce fluctuations in book value and generate additional income distributable to stockholders. In particular, we attempt to mitigate the risk of the cost of our variable rate liabilities increasing during a period of rising interest rates. The principal instruments that we use are interest rate swaps and options to enter into interest rate swaps ("interest rate swaptions"). We also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities and invest in other types of mortgage derivatives, such as interest-only strips.

We account for derivative instruments in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). ASC 815 requires and entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Hedging instruments that are not derivatives under ASC 815, are accounted for in accordance with ASC 320.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives that are intended to hedge exposure to variability in expected future cash flows are considered cash flow hedges. For derivatives designated in qualifying cash flow hedging relationships, the effective portion of the fair value adjustments is initially recorded in OCI (a component of stockholders' equity) and reclassified to income at the time that the hedged transactions affect earnings. The ineffective portion of the fair value adjustments is immediately recognized in gain (loss) on derivative instruments and trading securities, net. When the underlying hedged transaction ceases to exist, any amounts that have been previously recorded in accumulated OCI would be reclassified to net income and all subsequent changes in the fair value of the instrument would be included in gain (loss) on derivative instruments and trading securities, net for each period until the derivative instrument matures or is settled. For derivatives not designated in hedging relationships under ASC 815, the fair value adjustments are recorded in gain (loss) on derivative instruments and trading securities, net. Derivatives in a gain position are reported as derivative assets at fair value and derivatives in a loss position are reported as derivative liabilities at fair value in our consolidated balance sheet. In our consolidated statements of cash flows, cash receipts and payments related to derivative instruments are classified according to the underlying nature or purpose of the derivative transaction, generally in the operating section for derivatives designated in hedging relationships and the investing section for derivatives not designated in hedging relationships.

The use of derivatives creates exposure to credit risk relating to potential losses that could be recognized in the event that the counterparties to these instruments fail to perform their obligations under the contracts. We attempt to minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings and monitoring positions with individual counterparties.

Interest rate swap agreements

We use interest rate swaps to hedge the variable cash flows associated with short-term borrowings made under our repurchase agreement facilities. We generally enter into such derivatives with the intention of qualifying for hedge accounting under ASC 815.

We estimate the fair value of interest rate swaps based on inputs from a third-party pricing model. The third-party pricing model incorporates such factors as the Treasury curve, LIBOR rates, the pay rate on the interest rate swaps. We also incorporate both our own and our counterparties' nonperformance risk in estimating the fair value of our interest rate swap and swaption agreements. In considering the effect of nonperformance risk, we consider the impact of netting and credit enhancements, such as collateral postings and guarantees, and have concluded that our own and our counterparty risk is not significant to the overall valuation of these agreements.

Interest rate swaptions

We may purchase interest rate swaptions to help mitigate the potential impact of increases or decreases in interest rates on the performance of our investment portfolio (referred to as "convexity risk"). The interest rate swaptions provide us the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. The premium paid for interest rate swaptions is reported as an asset in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the swaption that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the swaption is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. If a swaption expires unexercised, the loss on the swaption would be equal to the premium paid. If we exercise a swaption, the realized gain or loss on the swaption would be equal to the difference between the fair value of the underlying interest rate swap and the premium paid.

We estimate the fair value of interest rate swaptions based on the fair value of the future interest rate swap that we have the option to enter into as well as the remaining length of time that we have to exercise the option.

TBA securities

A TBA security is a futures contract for the purchase or sale of agency securities at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific agency securities delivered into the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. TBA securities are exempt from ASC 815 and are accounted for under ASC 320 if there is no other way to purchase or sell that security, if delivery of that security and settlement will occur within the shortest period possible for that type of security and if it is probable at inception and throughout the term of the individual contract that physical delivery of the security will occur (referred to as the "regular-way" exception). Alternatively, we may designate the TBA security as a qualifying cash flow hedge under ASC 815 if the regular-way exception is not met and at the time of the purchase or sale of the security, and throughout the term of the individual contract, it is probable that the forecasted transaction will occur and the hedging relationship is expected to be highly effective. For TBA security contracts that we have entered into, we have generally not asserted that physical settlement is probable or that the forecasted transaction is probable of occurring and, therefore, we typically have not designated these forward commitments as hedging instruments. Realized and unrealized gains and losses associated with TBA contracts not subject to the regular-way exception or not designated as hedging instruments are recognized in our consolidated statement of operations and comprehensive income in the line item gain (loss) on derivative instruments and trading securities, net.

We estimate the fair value of TBA securities based on similar methods used to value agency securities.

Put and call options on TBA securities

We may purchase put and call options on TBA securities to hedge against short-term changes in interest rates. Under a purchased put option, we have the right to sell to the counterparty a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. Under a purchased call option, we have the right to purchase from the counterparty a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. The premium paid for a put or call option is reported as an asset in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the option that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the option is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. When a purchased put or call option expires unexercised, a realized loss is reported in our consolidated statement of operations equal to the premium paid. When a purchased put or call option is exercised, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the premium paid and the fair value of the exercised put or call option. In addition, a derivative asset is recorded in our consolidated balance sheet for the TBA security resulting from the put or call option exercise.

We may also write put and call options on TBA securities. Under a written put option, the counterparty has the right to sell us a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. Under a written call option, the counterparty has the right to purchase from us a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. The premium received from writing a put or call option is reported as a liability in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the option that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the option is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. When a written put or call option expires unexercised, a realized gain is reported in our consolidated statement of operations equal to the premium received. When we terminate a written put or call option, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the termination payment and the premium received. When a written put or call option is exercised, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the premium received and the fair value of the exercised put or call option. In addition, a derivative asset or liability is recorded in our consolidated balance sheet for the TBA security resulting from the put or call option exercise.

We estimate the fair value of put and call options on TBA securities based on the fair value of the underlying TBA security as well as the remaining length of time to exercise the option.

Forward commitments to purchase or sell specified agency securities

We may enter into a forward commitment to purchase or sell specified agency securities as a means of acquiring assets or as a hedge against short-term changes in interest rates. Contracts for the purchase or sale of specified agency securities are accounted for as derivatives if the delivery of the specified agency security and settlement extends beyond the shortest period possible for that type of security. We may designate the forward commitment as a qualifying cash flow hedge if at the time of the purchase or sale of the security, and throughout the term of the individual contract, it is probable that physical delivery of the security will occur. Realized and unrealized gains and losses associated with forward commitments not designated as hedging instruments are recognized in our consolidated statement of operations and comprehensive income in the line item gain (loss) on derivative instruments and trading securities, net.

We estimate the fair value of forward commitments to purchase or sell specified agency securities based on similar methods used to value agency securities as well as the remaining length of time of the forward commitment.

U.S. Treasury securities

We may purchase or short U.S. Treasury securities to help mitigate the potential impact of changes in interest rates on the performance of our portfolio. We may borrow securities to cover short sales of U.S. Treasury securities under reverse repurchase agreements. We account for these as securities borrowing transactions and recognize an obligation to return the borrowed securities at fair value on the balance sheet based on the value of the underlying borrowed securities as of the reporting date. Realized and unrealized gains and losses associated purchases and short sales of Treasury Securities are recognized in gains (losses) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income.

Income Taxes

We elected to be taxed as a REIT under the provisions of the Code. In order to qualify as a REIT, we must annually distribute, in a timely manner to our stockholders, at least 90% of our taxable ordinary income. A REIT is not subject to tax on its earnings to the extent that it distributes its annual taxable income to its stockholders and as long as certain asset, income and stock ownership tests are met. We operate in a manner that will allow us to be taxed as a REIT. As permitted by the Code, a REIT can designate dividends paid in the subsequent year as dividends of the current year if those dividends are both declared by the extended due date of the REIT's federal income tax return and paid to stockholders by the last day of the subsequent year.

As a REIT, if we fail to distribute in any calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income we retained and on which we have paid corporate income tax.

Our domestic taxable REIT subsidiary, American Capital Agency TRS, LLC, is subject to federal, state and, if applicable, local income tax. As of December 31, 2010, we have had no activity in American Capital Agency TRS, LLC.

We evaluate uncertain income tax positions, if any, in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). We classify interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes.

FINANCIAL CONDITION

As of December 31, 2010 and 2009, our investment portfolio consisted of $13.5 billion and $4.3 billion, respectively, of agency securities. The following tables summarize certain characteristics of our investment portfolio as of December 31, 2010 (dollars in thousands):

	As of December 31, 2010					
					Weighted Average	
	Par Value	Amortized Cost	Amortized Cost Basis	Fair Value	Coupon	Yield(1)
Available-For-Sale Agency Securities:						
Fannie Mae	$ 8,207,464	$ 8,557,281	104.3%	$ 8,559,569	4.51%	3.31%
Freddie Mac	4,599,712	4,819,133	104.8%	4,788,706	4.45%	3.11%
Ginnie Mae	100,408	105,078	104.7%	105,266	4.37%	2.14%
Total / Weighted Average Available-For-Sale Agency Securities	12,907,584	$13,481,492	104.4%	$13,453,541	4.49%	3.23%
Fixed-Rate	8,779,691	$ 9,144,352	104.2%	$ 9,101,479	4.29%	3.45%
Adjustable-Rate	3,745,363	3,942,937	105.3%	3,950,164	4.96%	2.69%
CMO	382,530	394,203	103.1%	401,898	4.27%	3.52%
Total / Weighted Average Available-For-Sale Securities	$12,907,584	$13,481,492	104.4%	$13,453,541	4.49%	3.23%

	As of December 31, 2010				
				Weighted Average	
	Underlying Unamortized Principal Balance	Amortized Cost	Fair Value	Coupon	Yield(1)
Agency Securities Remeasured at Fair Value Through Earnings:					
Interest-Only Strips					
Fannie Mae	$229,980	$18,957	$20,425	4.18%	15.48%
Freddie Mac	314,705	33,447	36,314	5.52%	27.23%
Total / Weighted Average Agency Securities Remeasured at Fair Value Through Earnings	$544,685	$52,404	$56,739	4.95%	22.98%

(1) Incorporates an average future constant prepayment rate assumption of 12% based on forward rates as of December 31, 2010 and an average reset rate for adjustable rate securities of 2.76%, which is equal to the average underlying index rate of 0.94% based on the current spot rate in effect as of the date we acquired the securities and an average margin of 1.82%.

Interest-only strips represent the right to receive a specified portion of the contractual interest flows of the underlying unamortized principal balance of specific CMO securities. The interest cash flows from our interest-only strips taken together with interest cash flows from our fixed-rate, adjustable-rate and CMO securities, total 4.70% of the combined par value our agency securities (excluding the underlying unamortized principal balance of our interest-only strips) as of December 31, 2010. The combined weighted average yield of our agency portfolio was 3.31% as of December 31, 2010.

The following table summarizes certain characteristics of our investment portfolio as of December 31, 2009 (dollars in thousands):

	As of December 31, 2009					
					Weighted Average	
	Par Value	Amortized Cost	Amortized Cost Basis	Fair Value	Coupon	Yield(2)
Available-For-Sale Securities:						
Fannie Mae	$2,853,278	$2,952,895	103.5%	$2,983,310	5.26%	4.20%
Freddie Mac	1,248,698	1,298,360	104.0%	1,303,623	5.31%	3.50%
Ginnie Mae	12,456	12,842	103.1%	13,182	6.00%	5.33%
Total / Weighted Average Available-For-Sale Securities	$4,114,432	$4,264,097	103.6%	$4,300,115	5.28%	3.99%
Available-For-Sale Securities:						
Fixed-Rate	$1,806,559	$1,863,261	103.1%	$1,887,404	5.40%	4.77%
Adjustable-Rate	1,625,477	1,699,513	104.6%	1,705,487	5.17%	3.18%
CMO	682,396	701,323	102.8%	707,224	5.23%	3.90%
Total / Weighted Average Available-For-Sale Securities	$4,114,432	$4,264,097	103.6%	$4,300,115	5.28%	3.99%

(2) Incorporates an average future constant prepayment rate assumption of 16% based on forward rates as of December 31, 2009 and an average reset rate for adjustable rate securities of 3.06%, which is equal to the average underlying index rate of 1.18% based on the current spot rate in effect as of the date we acquired the securities and an average margin of 1.88%.

As of December 31, 2010 and 2009, we held fixed-rate pass-through agency securities, pass-through agency securities collateralized by ARMs and hybrid ARMs, with coupons linked to various indices. The following tables detail the characteristics of our ARMs and hybrid ARMs portfolio by index as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31, 2010				As of December 31, 2009			
	Six-Month Libor	One-Year Libor	One-Year Treasury	Twelve-Month Treasury Average	Six-Month Libor	One-Year Libor	One-Year Treasury	Twelve-Month Treasury Average
Weighted average term to next reset (months)	39	75	48	35	56	69	54	41
Weighted average margin	1.53%	1.75%	2.14%	1.83%	1.60%	1.72%	2.24%	1.83%
Weighted average annual period cap	1.23%	2.00%	1.86%	1.00%	1.20%	2.00%	2.00%	1.00%
Weighted average lifetime cap	10.86%	9.88%	10.28%	10.13%	10.65%	10.28%	10.22%	10.12%
Principal amount	$141,318	$2,683,203	$659,825	$261,017	$123,088	$750,375	$467,996	$284,018
Percentage of investment portfolio at par value	1%	21%	5%	2%	3%	18%	11%	7%

The following tables detail the number of months to the next reset for our pass-through securities collateralized by ARMs and hybrid ARMs as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31, 2010			As of December 31, 2009		
	Fair Value	% Total	Average Reset	Fair Value	% Total	Average Reset
Less than one year	$ 25,803	1%	7	$ —	—	—
Greater than or equal to one year and less than two years	218,928	5%	18	23,802	1%	30
Greater than or equal to two years and less than three years	737,130	19%	33	253,275	15%	30
Greater than or equal to three years and less than five years	1,010,349	26%	47	648,093	38%	45
Greater than or equal to five years	1,957,954	49%	94	780,317	46%	81
Total / Weighted Average	$3,950,164	100%	66	$1,705,487	100%	59

Actual maturities of agency securities are generally shorter than stated contractual maturities primarily as a result of prepayments of principal of the underlying mortgages. The stated contractual final maturity of the mortgage loans underlying our portfolio of agency securities ranges up to 40 years, but the expected maturity is subject to change based on the actual and expected future prepayments of the underlying loans. As of December 31, 2010 and 2009, the average final contractual maturity of the agency securities in our investment portfolio was 22 and 27 years, respectively. The estimated weighted average months to maturity of the agency securities in the tables below are based upon our prepayment expectations, which are estimated based on assumptions for different securities using a combination of third-party services, market data and internal models. The third-party services estimate prepayment speeds using models that incorporate the forward yield curve, mortgage rates, current mortgage rates of the outstanding loans, loan age, volatility and other factors. As market conditions are changing rapidly, we use judgment in making adjustments to our models for some products. Various market participants could use materially different assumptions.

The following tables summarize our agency securities, at fair value, according to their estimated weighted average life classifications as of December 31, 2010 and 2009 (in thousands):

	As of December 31, 2010	As of December 31, 2009
Less than one year	$ —	$ 432
Greater than or equal to one year and less than three years	137,605	281,721
Greater than or equal to three years and less than five years	3,849,492	1,340,665
Greater than or equal to five years	9,523,183	2,677,297
Total	$13,510,280	$4,300,115

The constant prepayment rate ("CPR") reflects the percentage of principal that is prepaid over a period of time on an annualized basis. In general, while there are various factors that impact the rate of prepayments, as interest rates rise, the rate of refinancings typically declines, which may result in lower rates of prepayment and, as a result, a lower portfolio CPR. Conversely, as interest rates fall, the rate of refinancings typically increases, which may result in higher rates of prepayment and, as a result, a higher portfolio CPR. As of December 31, 2010, our portfolio was purchased at a net premium.

In determining the estimated weighted average months to maturity of our agency securities and the yield on our agency securities, we have assumed that the CPR over the remaining projected life of our aggregate investment portfolio is 12% as of December 31, 2010. We make different prepayment assumptions for the individual securities that comprise the investment portfolio and these individual assumptions can differ materially from the average. There is also considerable uncertainty around prepayment speeds in this environment and actual speeds could differ materially from our estimates. Furthermore, U.S. Government agency or U.S. Government entity buyouts of loans in imminent risk of default, loans that have been modified, or loans that have defaulted will generally be reflected as prepayments on agency securities and also increase the uncertainty around these estimates. In addition, securities were purchased with different amounts of premiums and therefore the yield on some securities is more sensitive to changes in prepayment speeds.

RESULTS OF OPERATIONS

FISCAL YEAR 2010 COMPARED TO FISCAL YEAR 2009:

Interest Income and Asset Yield

Interest income increased 98% to $253.0 million for fiscal year 2010 compared to $127.9 million for fiscal year 2009. This was due to a 167% increase in our average investment portfolio, partially offset by a decline in our average asset yield from fiscal year 2009.

Our average asset yield declined to 3.44% for fiscal year 2010 from 4.64% for fiscal year 2009 as a result of acquiring lower yielding securities due to changes in our portfolio composition and increase in the size of our average investment portfolio during a period of lower interest rates than of the prior year. The average coupon of our investment portfolio declined to 5.03% for fiscal year 2010 from 5.77% for fiscal year 2009. The average amortized cost basis of our investment portfolio increased to 104.9% for fiscal year 2010 from 103.2% for the prior year.

We amortize premiums and discounts associated with agency securities into interest income over the life of such securities using the effective yield method. The effective yield (or asset yield) on our agency securities is based on actual CPRs realized for individual securities in our investment portfolio through the reporting date and assumes a CPR over the remaining projected life of our aggregate investment portfolio of 12% and 16% as of December 31, 2010 and 2009, respectively. The actual CPR realized for individual securities in our investment portfolio was approximately 19% and 18% for fiscal years 2010 and 2009, respectively. In addition, pursuant to ASC 310-20, the yield on our adjustable rate securities assumes that the securities reset at a rate equal to the underlying index rate in effect as of the date we acquired the security plus the stated margin. Consequently, future reset rate assumptions incorporated in our asset yields may differ materially from future reset rates implied by the forward yield curve and the actual reset rates ultimately achieved. Further, notwithstanding changes to our actual and projected CPR assumptions, the lower our reset rate assumption is pursuant to ASC 310-20 than the current fixed rate in effect, the greater the rate of premium amortization we will recognize over the initial fixed rate period.

Our adjustable rate portfolio was acquired for a premium above par value and most securities were acquired during a period of historically low index rates. Accordingly, the majority of the premium balance on our adjustable rate securities will be amortized prior to their first reset date, regardless of actual or forecasted prepayment speeds and changes in the underlying index rates prior to actual reset. Adjustable rate securities acquired during a different interest rate environment may experience a different premium amortization pattern even as current index rates remain near their historical lows. For adjustable rate securities held as of December 31, 2010, the weighted average coupon rate was 4.96%, the weighted average months to reset was 66 months and the weighted average reset rate assumption was 2.76%, which is based on a weighted average underlying index rate of 0.94% as of the date we acquired the securities and a weighted average margin of 1.82%.

Interest income for fiscal years 2010 and 2009 is net of $99.1 million and $26.1 million, respectively, for net amortization of premiums and discounts on our investment portfolio. The unamortized premium balance, net of discounts, of our aggregate investment portfolio was $626.3 million (including the unamortized cost basis of our interest-only strips) and $149.7 million as of December 31, 2010 and 2009, respectively.

Leverage

Our leverage as of December 31, 2010 and 2009 was 7.5 and 7.0 times, respectively, our stockholders' equity. When adjusted for the net payable for agency securities purchased but not yet settled, our leverage ratio was 7.8 and 7.3 times our stockholders' equity as of December 31, 2010 and 2009, respectively. Our actual leverage will vary from time to time based on various factors, including our Manager's opinion of the level of risk of our assets and liabilities, our liquidity position, our level of unused borrowing capacity, over-collateralization levels required by lenders when we pledge agency securities to secure our borrowings and the current market value of our investment portfolio. In addition, certain of our master repurchase agreements and master swap agreements contain a restriction that prohibits our leverage from exceeding levels ranging from 12 to 16 times the amount of our stockholders' equity.

The table below presents our quarterly average and quarter end repurchase agreement and other debt balance outstanding and leverage ratios for the fiscal years ended December 31, 2010 and 2009 (dollars in thousands):

	Repurchase Agreements and Other Debt							
Quarter Ended	Average Daily Amount Outstanding	Maximum Daily Amount Outstanding	Ending Amount Outstanding	Average Daily Interest Rate on Amounts Outstanding	Average Interest Rate on Ending Amount Outstanding	Average Leverage(1)	Leverage as of Period End(2)	Leverage as of Period End, Net of Unsettled Trades(3)
March 31, 2009	$ 1,537,798	$ 1,996,087	$ 1,849,473	1.07%	0.81%	5.6:1	6.4:1	7.0:1
June 30, 2009	$ 2,139,402	$ 2,451,077	$ 2,346,875	0.60%	0.47%	7.0:1	7.5:1	7.7:1
September 30, 2009	$ 2,693,851	$ 3,349,087	$ 2,949,010	0.42%	0.35%	7.2:1	6.9:1	7.3:1
December 31, 2009	$ 3,637,220	$ 4,247,367	$ 3,841,834	0.28%	0.24%	6.8:1	7.0:1	7.3:1
March 31, 2010	$ 3,787,583	$ 4,651,115	$ 4,651,115	0.22%	0.21%	6.5:1	7.6:1	7.9:1
June 30, 2010	$ 5,548,225	$ 6,634,342	$ 6,634,342	0.26%	0.28%	7.9:1	8.4:1	8.2:1
September 30, 2010	$ 7,241,783	$ 8,050,221	$ 8,050,221	0.28%	0.28%	8.5:1	8.8:1	9.8:1
December 31, 2010(4)	$10,813,568	$12,340,635	$11,753,019	0.29%	0.31%	8.4:1	7.5:1	7.8:1

(1) Average leverage during the period was calculated by dividing our average repurchase agreements and other debt outstanding for the period by our average stockholders' equity for the period.

(2) Leverage as of period end was calculated by dividing the amount outstanding under our repurchase agreements and other debt by our stockholders' equity at period end.

(3) Leverage as of period end, net of unsettled trades was calculated by dividing the sum of the amount outstanding under our repurchase agreements, net liabilities and receivables for unsettled agency securities and other debt by our total stockholders' equity at period end.

(4) Our average leverage as of December 31, 2010, net of unsettled trades, of 7.8 times our stockholders' equity was less than our average leverage for the quarter ended December 31, 2010 because we had not fully invested the net proceeds raised from our December 2010 follow-on equity offering as of the end of the year.

Interest Expense and Cost of Funds

Interest expense was $76.0 million and $43.5 million for fiscal years 2010 and 2009, respectively. The increase in interest was due to an increase in our average repurchase agreements and other debt outstanding, partially offset by a decline our total cost of funds as described below.

For fiscal years 2010 and 2009, average repurchase agreements and other debt outstanding were $6.9 billion and $2.5 billion, respectively. The increase in the average repurchase agreement and other debt balance over fiscal year 2009 was primarily driven by deploying new equity capital raised during the periods on a levered basis. The average interest rate on our repurchase agreements and other debt declined to 0.27% for fiscal year 2010 from 0.52% for the prior year, primarily driven by the decline in the one month LIBOR interest rate. Including the net impact of interest rate swaps, the total average cost of funds for fiscal years 2010 and 2009 declined to 1.11% from 1.71%, respectively (or to 1.02% from 1.30% when excluding amortization expense associated with previously terminated interest rate swaps).

As of December 31, 2010 and 2009, we had outstanding interest rate swap agreements designated as cash flow hedges under ASC 815 for a total notional amount of $6.5 billion and $2.1 billion, respectively. Outstanding designated interest rate swaps were 55% and 53% of the outstanding balance under our repurchase agreements and other debt as of December 31, 2010 and 2009, respectively. For fiscal years 2010 and 2009, our designated interest rate swaps increased the cost of our borrowings by $57.4 million and $30.8 million (or $51.1 million and $20.4 million excluding amortization expense associated with the termination of interest rate swaps), respectively, which equaled 0.84% and 1.21% (or 0.74% and 0.81% excluding terminated swap amortization expense) of interest bearing liabilities, respectively.

We did not terminate any interest rate swaps accounted for as hedges under ASC 815 during fiscal year 2010. During fiscal year 2009, we terminated interest rate swaps with notional amounts of $550.0 million, resulting in net settlement payments of $16.4 million, equal to their fair value on the date of termination. The net settlements were amortized into income over the remaining life of the terminated interest rate swaps through the second quarter of 2010 and included in interest expense on our consolidated statements of operations and comprehensive income. Amortization expense for the terminated swaps was $6.3 million and $10.3 million for fiscal years 2010 and 2009, respectively.

Net Interest Income and Net Interest Rate Spread

Net interest income, which equals interest income less interest expense, was $177.0 million and $84.4 million for fiscal years 2010 and 2009, respectively. The average net interest rate spread, which equals the average yield on our assets for the period less the average cost of funds for the period, was 2.33% and 2.93% (or 2.42% and 3.34% excluding terminated swap amortization expense) for fiscal years 2010 and 2009, respectively. As of December 31, 2010, the net interest rate spread was 2.28%. The decrease in our average net interest rate spread was due to a decline in our average asset yield, partially offset by a decrease in our cost of funds, as discussed above.

Gain on Sale of Agency Securities, Net

The following table is a summary of our net gain on sale of agency securities for fiscal years 2010 and 2009 (in thousands):

	Fiscal Year	
	2010	**2009**
Agency securities sold, at cost	$(12,181,860)	$(6,033,730)
Proceeds from agency securities sold	12,273,869	6,083,677
Net gains on sale of agency securities	$ 92,009	$ 49,947
Gross gains on sale of agency securities	125,624	53,286
Gross losses on sale of agency securities	(33,615)	(3,339)
Net gains on sale of agency securities	$ 92,009	$ 49,947

The increase in the amount of agency securities sold during fiscal year 2010 compared to fiscal year 2009 was due to an increase in the size of our investment portfolio, as well as our Manager's execution of our active portfolio management strategy. Our strategy for the periods presented was largely focused on repositioning our portfolio towards securities with attributes our Manager believes reduce the level of prepayment risk in light of current and anticipated interest rates, federal government programs, general economic conditions and other factors.

Gain (Loss) on Derivative Instruments and Trading Securities, Net

The following table is a summary of our gain (loss) on derivative instruments and trading securities, net for years ended December 31, 2010 and 2009 (in thousands):

	Fiscal Year	
	2010	2009
Realized gain (loss) from derivative instruments and trading securities:		
TBAs and forward settling agency securities	$17,167	$(6,206)
Interest rate swaptions	6,907	—
Interest rate swaps not designated as hedges under ASC 815	(2,021)	—
U.S. treasury securities	(4,389)	
Short sales of U.S. treasury securities	(1,032)	—
Hedge ineffectiveness related to missed forecasts on interest rate swaps designated as hedges under ASC 815	—	(949)
Put options	(328)	—
Total realized gain (loss) from derivative instruments and trading securities, net	16,304	(7,155)
Unrealized gain (loss) from derivative instruments and trading securities:(1)		
TBAs and forward settling agency securities	13,175	2,118
Interest-only strips	(916)	—
Interest rate swaptions	12,004	167
Interest rate swaps not designated as hedges under ASC 815	(1,157)	—
Short sales of U.S. treasury securities	(681)	—
Hedge ineffectiveness on interest rate swaps accounted for as hedges under ASC 815	(340)	633
Total unrealized gain from derivative instruments and trading securities, net	22,085	2,918
Total gain (loss) from derivative instruments and trading securities, net	$38,389	$(4,237)

(1) Unrealized gain (loss) from derivatives and trading securities includes reversals of prior period amounts for settled or expired derivatives and trading securities.

The increase in the net gains from derivatives and trading securities for fiscal year 2010 over fiscal year 2009 is due to an increase in the size our investment portfolio coupled with an increase in the use of other supplemental hedging strategies entered into to manage the potential adverse impact of short term changes in interest rates on the value of our investments and our cash flows. Net gains from derivatives and trading securities for fiscal year 2010 benefited particularly during the fourth quarter of 2010, which, given the increase in interest rates we experienced during December of 2010, resulted in a significant amount of net gains from our use of other supplemental hedging strategies.

Further details regarding our derivatives and related hedging activity for the years ended December 31, 2010 and 2009 are discussed in Notes 2 and 5 to our consolidated financial statements in this Annual Report on Form 10-K.

Management Fees and General and Administrative Expenses

We pay our Manager a base management fee payable monthly in arrears in amount equal to one twelfth of 1.25% of our Equity. Our Equity is defined as our month-end stockholders' equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or OCI, each as computed in accordance with GAAP. There is no incentive compensation payable to our Manager pursuant to the management agreement. We incurred management fees of $11.3 million and $4.7 million during fiscal years 2010 and 2009, respectively.

General and administrative expenses were $7.5 million and $6.5 million for fiscal years 2010 and 2009, respectively. Our general and administrative expenses primarily consisted of the allocation of overhead expenses from our Manager, information technology costs, prime broker fees, accounting fees, legal fees, Board of Director fees and insurance expenses. Our total expenses as a percentage of our average stockholders' equity declined to 2.19% for fiscal year 2010 compared to 2.99% for fiscal year 2009 due to improved operating leverage.

Income Taxes

As a REIT, we are subject to a nondeductible Federal excise tax of 4% to the extent that the sum of (i) 85% of our ordinary taxable income, (ii) 95% of our capital gains and (iii) any undistributed taxable income from the prior year exceeds our distributions paid in such year. For fiscal years 2010 and 2009, we accrued a Federal excise tax of $0.5 million and $0.3 million, respectively, because our calendar year distributions were less than the total of these amounts. However, we did distribute all of our taxable income for fiscal year 2009 and expect to distribute all our remaining taxable income for fiscal year 2010 to our stockholders as required for a REIT so that we would not be subject to any Federal income tax.

Net Income and Net Return on Equity

Net income was $288.1 million, or $7.89 per basic and diluted share, and $118.6 million, or $6.78 per basic and diluted share, for fiscal years 2010 and 2009, respectively. For fiscal year 2010, the annualized net return on average equity was 33.5%, or 18.4% excluding other income, net and excise tax compared to an annualized net return on average equity of 31.8%, or 19.6% excluding other income, net and excise tax for fiscal year 2009.

Dividends

For fiscal years 2010 and 2009, we declared dividends of $5.60 per share and $5.15 per share, respectively. As a REIT, we are required to distribute annually 90% of our taxable income to maintain our status a REIT and all of our taxable income to avoid Federal, state and local corporate income taxes. We can treat dividends declared by September 15 and paid by December 31 as having been a distribution of our taxable income for our prior tax year. As of December 31, 2010, we have distributed all of our taxable income for the 2009 tax year and we have $38.7 million of undistributed taxable income related to our 2010 tax year, net of the December 31, 2010 dividend payable of $90.8 million. Income as determined under GAAP differs from income as determined under tax rules because of both temporary and permanent differences in income and expense recognition. Examples include temporary differences related to unrealized gains and losses on derivative instruments and trading securities that are recognized in income for GAAP but are excluded from taxable income until realized or settled, temporary differences in the CPR used to amortize premiums or accrete discounts, temporary differences related to timing of the recognition of hedge ineffectiveness, permanent and temporary differences related to the timing and amount recognized for stock-based compensation and permanent differences for excise tax expense.

FOR THE PERIOD FROM MAY 20, 2008 THROUGH DECEMBER 31, 2008 ("PERIOD ENDED DECEMBER 31, 2008"):

We commenced operations on May 20, 2008 and therefore do not consider comparisons of fiscal year 2009 to the period from May 20, 2008 to December 31, 2008 to be meaningful. Accordingly, the results of operations for the period ended December 31, 2008 is presented on a stand alone basis.

Interest Income and Asset Yield

Interest income was $55.1 million during the period ended December 31, 2008. The average asset yield on our investment portfolio was 5.04% on average earning total assets of $1.8 billion during the period ended December 31, 2008. Our interest income during the period ended December 31, 2008 was reduced by $10.1 million of net amortization of premiums and discounts on our investment portfolio, or 93 basis points. As of December 31, 2008, the unamortized net premium was $31.2 million. The weighted average asset yield on our investment portfolio as of December 31, 2008 was 4.98%.

Leverage

Our weighted average leverage during the period ended December 31, 2008 was 5.7 times our average stockholders' equity. Our actual leverage will vary from time to time based on various factors, including our management's opinion of the level of risk of our assets and liabilities, our liquidity position, our level of unused borrowing capacity, over-collateralization levels required by lenders when we pledge agency securities to secure our borrowings and the current market value of our investment portfolio.

Interest Expense and Cost of Funds

Interest expense was $24.9 million during the period ended December 31, 2008. Our average cost of funds was 2.63% on average repurchase agreements outstanding of $1.5 billion for the period ended December 31, 2008 compared to the average one-month LIBOR of 2.43% during the same period. As of December 31, 2008, our average cost of funds was 3.52%.

As of December 31, 2008, we had entered into interest rate swap agreements for a total notional amount of $0.7 billion, or 48% of the outstanding balance under our repurchase agreements. Our interest rate swaps increased the cost of our borrowings by $0.9 million, or 28 basis points, for the period ended December 31, 2008. All of our interest rate swap agreements were entered into during the second quarter of 2008 with effective dates in November and December 2008.

Net Interest Income and Net Interest Rate Spread

Net interest income, which equals interest income less interest expense, was $30.2 million for the period ended December 31, 2008. The average net interest rate spread, which equals the average yield on our assets for the period less the average cost of funds for the period, was 2.41% during the period ended December 31, 2008. As of December 31, 2008, the net interest rate spread was 1.46%.

Gain on Sale of Agency Securities, Net

During the period ended December 31, 2008, we sold agency securities with a cost basis of $959.0 million for cash proceeds of $959.1 million realizing a gross gain of $1.5 million and a gross loss of $1.4 million, for a net gain of $0.1 million. There was no receivable for sold agency securities as of December 31, 2008.

Gain on Derivative Instruments, Net

During the period ended December 31, 2008, we realized a net gain of $10.8 million on our derivative instruments. The net gain on derivative instruments was driven by TBA securities and put and call options on TBA securities. For additional information, see Notes 2 and 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

During the period ended December 31, 2008, we recorded a gain of $11.7 million in gain on derivative instruments in our consolidated statement of operations related to our settled put and call options and TBA securities. As of December 31, 2008, we had no outstanding put or call options or TBA securities. At no point during the period ended December 31, 2008 was the notional amount of options and TBA securities outstanding larger than the size of our investment portfolio. Under a written put (or call) option, the counterparty has the right to sell (or purchase from) us a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. The premium received from writing a put or call option is reported as a liability in our consolidated balance sheet. When a written put or call option expires unexercised, a realized gain is recorded equal to the premium received. When we terminate a written put or call option, a realized gain or loss is recorded equal to the difference between the termination payment and the premium received. When a written put or call option is exercised, a realized gain or loss is recorded equal to the difference between the premium received and the fair value of the exercised put or call option. In addition, a derivative asset or liability is recorded in our consolidated balance sheet for the TBA security resulting from the put or call option exercise.

During the period ended December 31, 2008, we recorded a loss of $0.6 million as a result of hedge ineffectiveness on our outstanding interest rate swaps and a loss of $0.3 million as a result of the reclassification from OCI of hedged forecasted transactions becoming probable not to occur.

Management Fee and General and Administrative Expenses

We pay our Manager a base management fee payable monthly in arrears in amount equal to one twelfth of 1.25% of our Equity. Our Equity is defined as our month-end stockholders' equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or OCI, each as computed in accordance with GAAP. There is no incentive compensation payable to our Manager pursuant to the management agreement. We accrued a management fee of $2.2 million during the period ended December 31, 2008.

General and administrative expenses were $3.5 million during the period from May 2008 through December 31, 2008. Our general and administrative expenses primarily consisted of the allocation of overhead expenses from American Capital, information technology costs, accounting fees, legal fees, Board of Director fees and insurance expenses. The general and administrative expenses included non-recurring expenses of $0.3 million related to our initial organization and formation costs. Our general and administrative expenses were 0.19% and 1.32% of our average assets and average equity, respectively.

Net Income and Net Return on Equity

Net income was $35.4 million or $2.36 per basic and diluted share during the period ended from May 20, 2008 through December 31, 2008. The annualized net return on average equity was 21.44% during the period ended December 31, 2008.

Dividends

For the period ended December 31, 2008, we declared dividends of $2.51 per share. As a REIT, we are required to distribute annually 90% of our taxable income to maintain our status a REIT and all of our taxable income to avoid income taxes. We can treat dividends declared by September 15, 2009 and paid by December 31, 2009 as having been a distribution of our taxable income for fiscal year 2008. As of December 31, 2008, we had undistributed taxable income of $4.3 million that will be distributed in 2009. Income as determined under GAAP differs from income as determined under tax because of both temporary and permanent differences in income and expense recognition. Examples include differences in the CPR used to amortize premiums or accrete discounts as well as treatment of start-up organizational costs, hedge ineffectiveness and stock-based compensation.

Income Taxes

As a REIT, we are subject to a nondeductible federal excise tax of 4% if we do not distribute at least 85% of our ordinary taxable income and 95% of our capital gains taxable income for each calendar year ending December 31, including any undistributed income from the prior excise tax year. For the period ended December 31, 2008, we did not accrue any federal excise taxes because our calendar year 2008 distributions met the minimum distribution requirements.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds are borrowings under master repurchase agreements, equity offerings, asset sales and monthly principal and interest payments on our investment portfolio. Because the level of our borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than the potential liquidity available under our borrowing arrangements. We currently believe that we have sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings, maintenance of any margin requirements and the payment of cash dividends as required for our continued qualification as a REIT. To qualify as a REIT, we must distribute annually at least 90% of our taxable income. To the extent that we annually distribute all of our taxable income in a timely manner, we will generally not be subject to federal and state income taxes. We currently expect to distribute all of our taxable income. This distribution requirement limits our ability to retain earnings and thereby replenish or increase capital from operations.

Equity Capital Raising Activities

To the extent we raise additional equity capital through follow-on equity offerings, through our Controlled Equity Offering℠ program or under our dividend reinvestment and direct stock purchase plan, we currently anticipate using cash proceeds from such transactions to purchase additional agency securities, to make scheduled payments of principal and interest on our repurchase agreements and for other general corporate purposes. There can be no assurance, however, that we will be able to raise additional equity capital at any particular time or on any particular terms.

Equity Offerings

On May 20, 2008, we completed our IPO by selling 10 million shares of our common stock at $20.00 per share for proceeds, net of the underwriters' discount, of $186 million. Concurrent with the IPO, American Capital purchased 5 million shares of our common stock in a private placement at $20.00 per share for aggregate proceeds of $100 million.

In August 2009, we completed a public offering in which 4.3 million shares of our common stock were sold at a public offering price of $23.30 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $95 million.

In October 2009, we completed a public offering in which 5.0 million shares of our common stock were sold at a public offering price of $26.60 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $127 million.

In May 2010, we completed a public offering in which 6.9 million shares of our common stock were sold at a public offering price of $25.75 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $169 million.

In October 2010, we completed a public offering in which 13.2 million shares of our common stock were sold at a public offering price of $26.00 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $328 million.

In December 2010, we completed a public offering in which 8.3 million shares of our common stock were sold at a public offering price of $27.44 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $227 million.

Controlled Equity Offering[SM] Program

During fiscal year 2010, we entered into a sales agreement with an underwriter to, from time to time, publicly offer and sell up to 15 million shares of our common stock in privately negotiated and/or at-the-market transactions. During fiscal year 2010, we sold 4.4 million shares of our common stock under the sales agreement at an average offering price of $29.13 per share for proceeds, net of the underwriter's discount, of $127 million. As of December 31, 2010, 10.6 million shares of common stock remain under the sales agreement.

Dividend Reinvestment and Direct Stock Purchase Plan

We sponsor a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of our common stock by reinvesting some or all of the cash dividends received on shares of our common stock. Stockholders may also make optional cash purchases of shares of our common stock subject to certain limitations detailed in the plan prospectus. During fiscal year 2010, we issued 7.7 million shares under the plan for cash proceeds of $204 million. We did not issue any shares under the plan during fiscal year 2009 and the period from May 20, 2008 through December 31, 2008. As of December 31, 2010, there were 5.3 million shares available for issuance under the plan.

Debt Capital

As part of our investment strategy, we borrow against our investment portfolio pursuant to master repurchase agreements. We expect that our borrowings pursuant to repurchase transactions under such master repurchase agreements generally will have maturities that range from 30 to 90 days, but may have maturities of less than 30 days or up to 364 days. When adjusted for net payables and receivables for agency securities purchased but not yet settled and other debt, our leverage ratio was 7.8 times the amount of our stockholders' equity as of December 31, 2010. Our cost of borrowings under master repurchase agreements generally corresponds to LIBOR plus or minus a margin. We have master repurchase agreements with 22 financial institutions, subject to certain conditions. As of December 31, 2010, borrowings under repurchase arrangements secured by agency securities totaled $11.7 billion and other debt associated with a structured transaction accounted for as a financing transaction totaled $0.1 billion. As of December 31, 2010, we did not have an amount at risk with any counterparty greater than 10% of our stockholders' equity. Refer to Note 4 to our consolidated financial statements in this Annual Report on Form 10-K for further details regarding our borrowings under repurchase agreements and other debt and weighted average interest rates as of December 31, 2010 and 2009.

Amounts available to be borrowed under our repurchase agreements are dependent upon lender collateral requirements and the lender's determination of the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries. Under the repurchase agreements, we may be required to pledge additional assets to the repurchase agreement counterparties (i.e., lenders) in the event the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral (a margin call), which may take the form of additional securities or cash. Similarly, if the estimated fair value of investment securities increases due to changes in the market interest rates, lenders may release collateral back to us. Specifically, margin calls would result from a decline in the value of the agency securities securing our repurchase agreements and prepayments on the mortgages securing such agency securities. As of December 31, 2010, we have met all margin requirements. We had unrestricted cash and cash equivalents of $173.3 million and unpledged agency securities of $1.2 billion available to meet margin calls on our repurchase agreements and derivative instruments as of December 31, 2010.

Although we believe that we will have adequate sources of liquidity available to us through repurchase agreement financing to execute our business strategy, there can be no assurances that repurchase agreement financing will be available to us upon the maturity of our current repurchase agreements to allow us to renew or replace our repurchase agreement financing on favorable terms or at all. If our repurchase agreement lenders default on their obligations to resell the underlying agency securities back to us at the end of the term, we could incur a loss equal to the difference between the value of the agency securities and the cash we originally received.

We maintain an interest rate risk management strategy under which we use derivative financial instruments to manage the adverse impact of interest rates changes on the value of our investment portfolio as well as our cash flows. In particular, we attempt to mitigate the risk of the cost of our short-term variable rate liabilities increasing at a faster rate than the earnings of our long-term assets during a period of rising interest rates. The principal derivative instruments that we use are interest rate swaps, supplemented with the use of interest rate swaptions, TBA agency securities, options and futures.

We use interest rate swap agreements to effectively lock in fixed rates on a portion of our short-term borrowings because longer-term committed borrowings are not available at attractive terms. We have entered into interest rate swap agreements to attempt to mitigate the risk of the cost of our short-term variable rate liabilities rising during a period of rising interest rates, thereby compressing the net spreads that we earn on our long-term fixed-rate assets. As of December 31, 2010, we had interest rate swap agreements that were designated as cash flow hedges for accounting purposes of a like amount of our short-term borrowings. Refer to Note 5 to our consolidated financial statements in this Annual Report on Form 10-K for further details regarding our outstanding interest rate swaps as of December 31, 2010 and 2009 and the related activity for fiscal year 2010.

Off-Balance Sheet Arrangements

As of December 31, 2010, we did not maintain any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, or special purpose or variable interest entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, as of December 31, 2010, we had not guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Our actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of our investments and other factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments from both an investment return and regulatory perspective, the availability of new investment capital, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. They also include, among other things, statements concerning anticipated revenues, income or loss, dividends, capital structure, or other financial terms, as well as statements regarding subjects that are forward-looking by their nature, such as:

- our business and financing strategy;
- our ability to obtain future financing arrangements;
- our understanding of our competition and our ability to compete effectively;
- our projected operating results;
- market and industry trends;

- estimates relating to our future dividends;
- our hedging activities;
- interest rates; and
- the impact of technology on our operations and business.

The forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward looking statements. You should carefully consider these risks when you make a decision concerning an investment in our common stock, along with the following factors, among others, that may cause actual results to vary from our forward-looking statements:

- general volatility of the securities markets in which we invest and the market price of our common stock;
- our lack of operating history;
- changes in our business or investment strategy;
- changes in interest rate spreads or the yield curve;
- availability, terms and deployment of debt and equity capital;
- availability of qualified personnel;
- the degree and nature of our competition;
- increased prepayments of the mortgage loans underlying our agency securities;
- risks associated with our hedging activities;
- changes in governmental regulations, tax rates and similar matters;
- defaults on our investments;
- changes in GAAP;
- legislative and regulatory changes (including changes to laws governing the taxation of REITs);
- availability of investment opportunities in agency securities;
- our ability to qualify and maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;
- general volatility in capital markets;
- the adequacy of our cash reserves and working capital;
- the timing of cash flows, if any, from our investment portfolio; and
- other risks associated with investing in agency securities, including changes in our industry, interest rates, the debt securities markets, the general economy or the finance and real estate markets specifically.

When we use words such as "will likely result," "plan," "may," "shall," "believe," "expect," "anticipate," "project," "intend," "estimate," "goal," "objective," or similar expressions, we intend to identify forward-looking statements. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statement to reflect new information, future events, or otherwise, except as required under U.S. federal securities laws.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risks.***

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk, prepayment risk, spread risk, liquidity risk, extension risk and inflation risk.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities, by affecting the spread between our interest-earning assets and interest bearing liabilities. Changes in the level of interest rates can also affect the rate of prepayments of our securities and the value of the agency securities that constitute our investment portfolio, which affects our ability to realize gains from the sale of these assets and impacts our ability and the amount that we can borrow against these securities.

We may utilize a variety of financial instruments in order to limit the effects of changes in interest rates on our operations, including interest rate swap agreements, interest rate swaptions, interest rate cap or floor contracts and futures or forward contracts. We may also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities or we may invest in other types of mortgage derivative securities. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

Our profitability and the value of our investment portfolio (including derivatives used for hedging purposes) may be adversely affected during any period as a result of changing interest rates including resulting changes in forward yield curves. The following table quantifies the estimated changes in net interest income and investment portfolio value should interest rates go up or down by 50 and 100 basis points, assuming the yield curves of the rate shocks will be parallel to each other and the current yield curve. These estimates were compiled using a combination of third-party services, market data and internal models. All changes in income and value are measured as percentage changes from the projected net interest income and investment portfolio value at the base interest rate scenario. The base interest rate scenario assumes interest rates as of December 31, 2010. Given the low level of interest rates, we also apply a floor of 0% for all anticipated interest rates included in our assumptions, such that any hypothetical interest rate decrease would have a limited positive impact on our funding costs beyond a certain level. However, because estimated prepayment speeds are unaffected by this floor, it is expected that an increase in our prepayment speeds as a result of a hypothetical interest rate decrease would result in an acceleration of our premium amortization and could result in reinvestment of such prepaid principal into lower yielding assets.

Actual results could differ materially from estimates, especially in the current market environment. The accuracy of the projected agency securities prices relies on assumptions that define specific agency securities spreads and varying prepayment assumptions at projected interest rate levels. To the extent that these estimates or other assumptions do not hold true, which is likely in a period of high price volatility, actual results will likely differ materially from projections and could be larger or smaller than the estimates in the table below. Moreover, if different models were employed in the analysis, materially different projections could result. In addition, while the tables below reflect the estimated impact of interest rate increases and decreases on a static portfolio we may from time to time sell any of our agency securities as a part of our overall management of our investment portfolio.

Change in Interest Rate	Percentage Change in Projected Net Interest Income	Percentage Change in Projected Portfolio Value, with Effect of Derivatives
+100 Basis Points	-6.9%	-1.5%
+50 Basis Points	-2.1%	-0.7%
-50 Basis Points	-1.7%	0.4%
-100 Basis Points	-12.7%	0.3%

Prepayment Risk

Premiums and discounts associated with the purchase of agency securities are amortized or accreted into interest income over the projected lives of the securities, including contractual payments and estimated prepayments using the interest method. Furthermore, U.S. Government agency or U.S. Government entity buyouts of loans in imminent risk of default, loans that have been modified, or loans that have defaulted will generally be reflected as prepayments on agency securities and also increase the uncertainty around these estimates. Our policy for estimating prepayment speeds for calculating the effective yield is to evaluate published prepayment data for similar agency securities, market consensus and current market conditions. If the actual prepayment experienced differs from our estimate of prepayments, we will be required to make an adjustment to the amortization or accretion of premiums and discounts that would have an impact on future income.

Spread Risk

Our available-for-sale securities are reflected at their estimated fair value with unrealized gains and losses excluded from earnings and reported in OCI pursuant to ASC 320. As of December 31, 2010, the fair value of these securities was $13.5 billion. When the spread between the yield on our agency securities and U.S. treasury securities or swap rates widens, this could cause the value of our agency securities to decline, creating what we refer to as spread risk. The spread risk associated with our agency securities and the resulting fluctuations in fair value of these securities can occur independent of interest rates and may relate to other factors impacting the mortgage and fixed income markets such as liquidity or changes in required rates of return on different assets.

Liquidity Risk

The primary liquidity risk for us arises from financing long-term assets with shorter-term borrowings in the form of repurchase agreements. Our assets which are pledged to secure repurchase agreements are high-quality agency securities and cash. As of December 31, 2010, we had unrestricted cash and cash equivalents of $173.3 million and unpledged agency securities of $1.2 billion available to meet margin calls on our repurchase agreements, derivative instruments and for other corporate purposes. However, should the value of our agency securities pledged as collateral suddenly decrease, margin calls relating to our repurchase agreements could increase, causing an adverse change in our liquidity position. As such, we cannot assure that we will always be able to renew (or roll) our repurchase agreements. In addition, our counterparties have the option to increase our haircuts (margin requirements) on the assets we pledge against repurchase agreements, thereby reducing the amount that can be borrowed against an asset even if they agree to renew or roll the repurchase agreement. Significantly higher haircuts can reduce our ability to leverage our portfolio or even force us to sell assets, especially if correlated with asset price declines or faster prepayment rates on our assets.

Extension Risk

The projected weighted-average life and the duration (or interest rate sensitivity) of our investments is based on our Manager's assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, we use interest rate swaps and swaptions to help manage our funding cost on our investments in the event that interest rates rise. These swaps (or swaptions) allow us to reduce our funding exposure on the notional amount of the swap for a specified period of time by agreeing to pay a fixed-rate in exchange for receiving a floating rate that generally tracks our financing costs under our repurchase agreements.

However, if prepayment rates decrease in a rising interest rate environment, the average life or duration of our fixed-rate assets or the fixed-rate portion of the ARMs or other assets generally extends. This could have a negative impact on our results from operations, as our interest rate swap maturities are fixed and will, therefore, cover a smaller percentage of our funding exposure on our mortgage assets to the extent that their average lives increase due to slower prepayments. This situation may also cause the market value of our agency securities collateralized by fixed rate mortgages or hybrid ARMs to decline by more than otherwise would be the case while most of our hedging instruments (with the exception of short TBA mortgage positions or interest-only strips) would not receive any offsetting gains. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur realized losses.

Inflation Risk

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Further, our consolidated financial statements are prepared in accordance with GAAP and our distributions are determined by our Board of Directors based primarily by our net income as calculated for income tax purposes. In each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Item 8. Financial Statements and Supplementary Data

Our management is responsible for the preparation, integrity and objectivity of the accompanying consolidated financial statements and the related financial information. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include certain amounts that are based on estimates and informed judgments. Our management also prepared the related financial information included in this Annual Report on Form 10-K and is responsible for its accuracy and consistency with the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009 and for the period from May 20, 2008 (date operations commenced) through December 31, 2008. The independent registered public accounting firm's responsibility is to express an opinion as to the fairness with which such consolidated financial statements present our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment and those criteria, management determined that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their attestation report included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of American Capital Agency Corp.

We have audited American Capital Agency Corp.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Capital Agency Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Capital Agency Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Capital Agency Corp. at December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2010 and 2009 and for the period from May 20, 2008 (date operations commenced) through December 31, 2008 of American Capital Agency Corp., and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of American Capital Agency Corp.

We have audited the accompanying consolidated balance sheets of American Capital Agency Corp. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2010 and 2009 and for the period from May 20, 2008 (date operations commenced) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Capital Agency Corp. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years ended December 31, 2010 and 2009 and for the period from May 20, 2008 (date operations commenced) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), American Capital Agency Corp.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 25, 2011

AMERICAN CAPITAL AGENCY CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2010	2009
Assets:		
Agency securities, at fair value (including pledged assets of $12,270,909 and $4,136,596, respectively)	$13,510,280	$4,300,115
Cash and cash equivalents	173,258	202,803
Restricted cash	76,094	19,628
Interest receivable	56,485	22,872
Derivative assets, at fair value	76,593	11,960
Receivable for agency securities sold	258,984	47,076
Principal payments receivable	75,524	20,473
Receivable under reverse repurchase agreements	247,438	—
Other assets	1,173	757
Total assets	$14,475,829	$4,625,684
Liabilities:		
Repurchase agreements	$11,680,092	$3,841,834
Other debt	72,927	—
Payable for agency securities purchased	727,374	180,345
Derivative liabilities, at fair value	78,590	17,798
Dividend payable	90,798	34,050
Obligation to return securities borrowed under reverse repurchase agreements, at fair value	245,532	—
Accounts payable and other accrued liabilities	8,452	4,835
Total liabilities	12,903,765	4,078,862
Stockholders' equity:		
Preferred stock, $0.01 par value; 10,000 shares authorized, 0 shares issued and outstanding, respectively	—	—
Common stock, $0.01 par value; 150,000 shares authorized, 64,856 and 24,322 shares issued and outstanding, respectively	649	243
Additional paid-in capital	1,561,908	507,465
Retained earnings	78,116	19,940
Accumulated other comprehensive (loss) income	(68,609)	19,174
Total stockholders' equity	1,572,064	546,822
Total liabilities and stockholders' equity	$14,475,829	$4,625,684

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL AGENCY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands, except per share data)

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the period from May 20, 2008 (date operations commenced) through December 31, 2008
Interest income:			
Interest income	$253,005	$127,920	$ 55,127
Interest expense	76,026	43,539	24,937
Net interest income	176,979	84,381	30,190
Other income, net:			
Gain on sale of agency securities, net	92,009	49,947	74
Gain (loss) on derivative instruments and trading securities, net	38,389	(4,237)	10,843
Total other income, net	130,398	45,710	10,917
Expenses:			
Management fees	11,278	4,668	2,244
General and administrative expenses	7,528	6,477	3,511
Total expenses	18,806	11,145	5,755
Income before tax	288,571	118,946	35,352
Excise tax	455	335	—
Net income	$288,116	$118,611	$ 35,352
Net income per common share—basic and diluted	$ 7.89	$ 6.78	$ 2.36
Weighted average number of common shares outstanding—basic and diluted	36,495	17,507	15,005
Dividends declared per common share	$ 5.60	$ 5.15	$ 2.51
Comprehensive income:			
Net income	$288,116	$118,611	$ 35,352
Other comprehensive (loss) income:			
Unrealized (loss) gain on available-for-sale securities, net	(63,968)	32,714	3,304
Unrealized (loss) gain on derivative instruments, net	(23,815)	12,066	(28,910)
Other comprehensive (loss) income	(87,783)	44,780	(25,606)
Comprehensive income	$200,333	$163,391	$ 9,746

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL AGENCY CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount				
Balance, May 20, 2008 (date operations commenced)	—	$—	—	$—	$ —	$ —	$ —	$ —
Net income	—	—	—	—	—	35,352	—	35,352
Other comprehensive income (loss):								
Unrealized gain on available- for-sale securities, net	—	—	—	—	—	—	3,304	3,304
Unrealized loss on derivative instruments	—	—	—	—	—	—	(28,910)	(28,910)
Issuance of common stock	—	—	15,000	150	285,900	—	—	286,050
Issuance of restricted stock	—	—	5	—	—	—	—	—
Stock-based compensation	—	—	—	—	17	—	—	17
Common dividends declared	—	—	—	—	—	(37,662)	—	(37,662)
Balance, December 31, 2008	—	—	15,005	150	285,917	(2,310)	(25,606)	258,151
Net income	—	—	—	—	—	118,611	—	118,611
Other comprehensive income:								
Unrealized gain on available- for-sale securities, net	—	—	—	—	—	—	32,714	32,714
Unrealized gain on derivative instruments, net	—	—	—	—	—	—	12,066	12,066
Issuance of common stock	—	—	9,312	93	221,503	—	—	221,596
Issuance of restricted stock	—	—	5	—	—	—	—	—
Stock-based compensation	—	—	—	—	45	—	—	45
Common dividends declared	—	—	—	—	—	(96,361)	—	(96,361)
Balance, December 31, 2009	—	$—	24,322	$243	$ 507,465	$ 19,940	$ 19,174	$ 546,822
Net income	—	—	—	—	—	288,116	—	288,116
Other comprehensive loss:								
Unrealized loss on available-for-sale securities, net	—	—	—	—	—	—	(63,968)	(63,968)
Unrealized loss on derivative instruments, net	—	—	—	—	—	—	(23,815)	(23,815)
Issuance of common stock	—	—	40,529	406	1,054,349	—	—	1,054,755
Issuance of restricted stock	—	—	5	—	—	—	—	—
Stock-based compensation	—	—	—	—	94	—	—	94
Common dividends declared	—	—	—	—	—	(229,940)	—	(229,940)
Balance, December 31, 2010	—	$—	64,856	$649	$1,561,908	$ 78,116	$(68,609)	$1,572,064

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL AGENCY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the period from May 20, 2008 (date operations commenced) through December 31, 2008
Operating activities:			
Net income	$ 288,116	$ 118,611	$ 35,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of agency securities premiums and discounts, net	99,114	26,084	10,121
Amortization of interest rate swap termination fee	6,278	10,347	6
Hedge ineffectiveness of derivative instruments	340	(633)	636
Stock-based compensation	94	45	17
Gain on sale of agency securities, net	(92,009)	(49,947)	(74)
(Gain) loss on derivative instruments, net	(38,729)	4,870	(11,764)
Purchases of trading securities	(1,305,142)	—	—
Proceeds from sale of trading securities	1,300,175	—	—
Payments made on reverse repurchase agreements, net	(247,438)	—	—
Increase in interest receivable	(33,613)	(15,986)	(7,851)
Increase in other assets	(416)	(370)	(387)
Increase in accounts payable and other accrued liabilities	3,617	209	4,626
Net cash (used in) provided by operating activities	(19,613)	93,230	30,682
Investing activities:			
Purchases of agency securities	(22,645,213)	(9,154,890)	(2,653,815)
Proceeds from sale of agency securities	12,061,961	6,036,601	959,089
Net proceeds from (payments on) derivative instruments not designated as qualifying hedges	255,853	(9,546)	11,764
Principal collections on agency securities	1,581,186	561,894	114,600
Net cash used in investing activities	(8,746,213)	(2,565,941)	(1,568,362)
Financing activities:			
Cash dividends paid	(173,192)	(80,317)	(19,656)
Increase in restricted cash	(56,466)	(936)	(18,692)
Payments made on interest rate swap terminations	—	(16,410)	(275)
Proceeds from repurchase agreements, net	7,838,257	2,495,569	1,346,265
Proceeds from other debt	80,822	—	—
Repayments on other debt	(7,895)	—	—
Net proceeds from common stock issuances	1,054,755	221,596	286,050
Net cash provided by financing activities	8,736,281	2,619,502	1,593,692
Net change in cash and cash equivalents	(29,545)	146,791	56,012
Cash and cash equivalents at beginning of period	202,803	56,012	—
Cash and cash equivalents at end of period	$ 173,258	$ 202,803	$ 56,012
Supplemental disclosure of cash flow information:			
Interest paid	$ 65,899	$ 34,849	$ 21,276
Taxes paid	$ 335	$ —	$ —

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL AGENCY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

American Capital Agency Corp. (which is referred throughout these financial statements as the "Company", "we", "us" and "our") was organized in Delaware on January 7, 2008 and commenced operations on May 20, 2008 following the completion of our initial public offering ("IPO"). Our common stock is traded on The NASDAQ Global Select Market under the symbol "AGNC".

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As such, we are required to distribute annually 90% of our taxable net income. As long as we qualify as a REIT, we will generally not be subject to U.S. federal or state corporate taxes on our taxable net income to the extent that we distribute all of our annual taxable net income to our stockholders. We are externally managed by American Capital Agency Management, LLC (our "Manager"), a subsidiary of a wholly-owned portfolio company of American Capital, Ltd. ("American Capital").

We earn income primarily from investing in residential mortgage pass-through securities and collateralized mortgage obligations ("CMOs") on a leveraged basis. These investments consist of securities for which the principal and interest payments are guaranteed by government-sponsored entities, such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or by a U.S. Government agency, such as the Government National Mortgage Association ("Ginnie Mae").

- ***Residential Pass-Through Certificates.*** Residential pass-through certificates are securities representing interests in "pools" of mortgage loans secured by residential real property where payments of both interest and principal, plus pre-paid principal, on the securities are made monthly to holders of the securities, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities. Holders of the securities also receive guarantor advances of principal and interest for delinquent loans in the mortgage pools.
- ***Collateralized Mortgage Obligations.*** CMOs are structured instruments representing interests in residential pass-through certificates. CMOs consist of multiple classes of securities, with each class having specified characteristics, including stated maturity dates, weighted average lives and rules governing principal and interest distribution. Monthly payments of interest and principal, including prepayments, are typically returned to different classes based on rules described in the trust documents. Principal and interest payments may also be divided between holders of different securities in the CMO and some securities may only receive interest payments while others receive only principal payments.

We refer to these types of securities as agency securities and the specific agency securities in which we invest as our investment portfolio.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Our consolidated financial statements include the accounts of our wholly-owned subsidiary, American Capital Agency TRS, LLC. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share.

Accumulated Other Comprehensive Income (Loss)

Accounting Standards Codification ("ASC") Topic 220, *Comprehensive Income* ("ASC 220") divides comprehensive income into net income and other comprehensive income (loss) ("OCI"), which includes unrealized gains and losses on securities classified as available-for-sale and unrealized gains and losses on derivative financial instruments that are designated and qualify for cash flow hedge accounting under ASC Topic 815, *Derivatives and Hedging* ("ASC 815").

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash includes cash pledged as collateral for clearing and executing trades, repurchase agreements and interest rate swaps. Restricted cash is carried at cost which approximates fair value.

Investments in Agency Securities

ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC 320"), requires that at the time of purchase, we designate a security as held-to-maturity, available-for-sale or trading, depending on our ability and intent to hold such security to maturity. Securities classified as trading and available-for-sale are reported at fair value, while securities classified as held-to-maturity are reported at amortized cost. We may, from time to time, sell any of our agency securities as part of our overall management of our investment portfolio. Accordingly, we typically designate our agency securities as available-for-sale. All securities classified as available-for-sale are reported at fair value, with unrealized gains and losses reported in OCI, a component of stockholders' equity. Upon the sale of a security, we determine the cost of the security and the amount of unrealized gains or losses to reclassify out of accumulated OCI into earnings based on the specific identification method.

Interest-only strips and inverse interest-only strips (collectively referred to as "interest-only strips") represent our right to receive a specified proportion of the contractual interest flows of specific agency and CMO securities. Interest-only strips are measured at fair value through earnings in gain (loss) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income. Our investments in interest-only strips are included in agency securities, at fair value on the accompanying consolidated balance sheets.

We estimate the fair value of our Agency securities based on a market approach using Level 2 inputs from third-party pricing services and dealer quotes. The third-party pricing services use pricing models that incorporate such factors as coupons, primary and secondary mortgage rates, prepayment speeds, spread to the Treasury and interest rate swap curves, convexity, duration, periodic and life caps and credit enhancements. The dealer quotes incorporate common market pricing methods, including a spread measurement to the Treasury or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, rate reset period, issuer, additional credit support and expected life of the security. Management reviews the fair values determined by the third-party pricing models and dealer quotes and compares the results, if available, to values from the repurchase agreement counterparties and internal pricing models on each investment to validate reasonableness.

We evaluate securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Based on the criteria in ASC 320, the determination of whether a security is other-than-temporarily impaired involves judgments and assumptions based on subjective and objective factors. When an agency security is impaired, an OTTI is considered to have occurred if (i) we intend to sell the agency security (i.e.a decision has been made as the reporting date) or (ii) it is more likely than not that we will be required to sell the agency security before recovery of its amortized cost basis. If we intend to sell the security or if it is more likely than not that we will be required to sell the agency security before recovery of its amortized cost basis, the entire amount of the impairment loss, if any, is recognized in earnings as a realized loss and the cost basis of the security is adjusted to its fair value.

We did not recognize any OTTI charges on any of our agency securities for fiscal years 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008.

Interest Income

Interest income is accrued based on the outstanding principal amount of the agency securities and their contractual terms. Premiums and discounts associated with the purchase of agency securities are amortized or accreted into interest income over the projected lives of the securities, including contractual payments and estimated prepayments using the interest method in accordance with ASC Subtopic 310-20, *Receivables—Nonrefundable Fees and Other Costs* ("ASC 310-20).

We estimate long-term prepayment speeds using third-party services and market data. These third-party services estimate prepayment speeds using models that incorporate the forward yield curve, current mortgage rates, current mortgage rates of the outstanding loans, loan age, volatility and other factors. We review the prepayment speeds estimated by the third-party services and compare the results to market consensus prepayment speeds, if available. We also consider historical prepayment speeds and current market conditions to validate the reasonableness of the prepayment speeds estimated by third-party services. Actual and anticipated prepayment experience is reviewed quarterly and effective yields are recalculated when differences arise between the previously estimated future prepayment and the amounts actually received plus current anticipated future prepayments. If the actual and anticipated future prepayment experience differs from our prior estimate of prepayments, we are required to recognize a "catch-up" adjustment in the current period to the amortization or accretion of premiums and discounts for the cumulative difference in the effective yield through the reporting date.

In addition, pursuant to ASC 310-20, the yield on our adjustable rate securities assumes that the securities reset at a rate equal to the underlying index rate in effect as of the date we acquired the security plus the stated margin. Consequently, future reset rate assumptions incorporated in our asset yields may differ materially from future reset rates implied by the forward yield curve and the actual reset rates ultimately achieved. Further, notwithstanding changes to our actual and projected CPR assumptions, the lower our reset rate assumption is pursuant to ASC 310-20 than the current fixed rate in effect, the greater the rate of premium amortization we will recognize over the initial fixed rate period.

Our adjustable rate portfolio was acquired for a premium above par value and most securities were acquired during a period of historically low index rates. Accordingly, the majority of the premium balance on our adjustable rate securities will be amortized prior to their first reset date, regardless of actual or forecasted prepayment speeds and changes in the underlying index rates prior to actual reset. Adjustable rate securities acquired during a different interest rate environment may experience a different premium amortization pattern even as current index rates remain near their historical lows.

Repurchase Agreements

We finance the acquisition of agency securities for our investment portfolio through repurchase transactions under master repurchase agreements. Pursuant to ASC Topic 860, *Transfers and Servicing* ("ASC 860"), we account for repurchase transactions as collateralized financing transactions which are carried at their contractual amounts, including accrued interest, as specified in the respective transactions. Repurchase agreements are carried at cost which approximates fair value due to their short-term nature.

Manager Compensation

The management agreement provides for the payment to our Manager of a management fee and reimbursement of certain operating expenses, which are accrued and expensed during the period for which they are earned or incurred. Refer to Note 7 for disclosure on the terms of the management agreement and administrative services agreement.

Derivative and other Hedging Instruments

We maintain a risk management strategy, under which we use a variety of strategies to hedge some of our exposure to interest rate risk. The objective of our risk management strategy is to reduce fluctuations in book value and generate additional income distributable to stockholders. In particular, we attempt to mitigate the risk of the cost of our variable rate liabilities increasing during a period of rising interest rates. The principal instruments that we use are interest rate swaps and options to enter into interest rate swaps ("interest rate swaptions"). We also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities and invest in other types of mortgage derivatives, such as interest-only strips.

We account for derivative instruments in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). ASC 815 requires and entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Hedging instruments that are not derivatives under ASC 815, are accounted for in accordance with ASC 320.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives that are intended to hedge exposure to variability in expected future cash flows are considered cash flow hedges. For derivatives designated in qualifying cash flow hedging relationships, the effective portion of the fair value adjustments is initially recorded in OCI (a component of stockholders' equity) and reclassified to income at the time that the hedged transactions affect earnings. The ineffective portion of the fair value adjustments is immediately recognized in gain (loss) on derivative instruments and trading securities, net. When the underlying hedged transaction ceases to exist, any amounts that have been previously recorded in accumulated OCI would be reclassified to net income and all subsequent changes in the fair value of the instrument would be included in gain (loss) on derivative instruments and trading securities, net for each period until the derivative instrument matures or is settled. For derivatives not designated in hedging relationships under ASC 815, the fair value adjustments are recorded in gain (loss) on derivative instruments and trading securities, net. Derivatives in a gain position are reported as derivative assets at fair value and derivatives in a loss position are reported as derivative liabilities at fair value in our consolidated balance sheet. In our consolidated statements of cash flows, cash receipts and payments related to derivative instruments are classified according to the underlying nature or purpose of the derivative transaction, generally in the operating section for derivatives designated in hedging relationships and the investing section for derivatives not designated in hedging relationships.

The use of derivatives creates exposure to credit risk relating to potential losses that could be recognized in the event that the counterparties to these instruments fail to perform their obligations under the contracts. We attempt to minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings and monitoring positions with individual counterparties.

Interest rate swap agreements

We use interest rate swaps to hedge the variable cash flows associated with short-term borrowings made under our repurchase agreement facilities. We generally enter into such derivatives with the intention of qualifying for hedge accounting under ASC 815.

We estimate the fair value of interest rate swaps based on inputs from a third-party pricing model. The third-party pricing model incorporates such factors as the Treasury curve, LIBOR rates, the pay rate on the interest rate swaps. We also incorporate both our own and our counterparties' nonperformance risk in estimating the fair value of our interest rate swap and swaption agreements. In considering the effect of nonperformance risk, we consider the impact of netting and credit enhancements, such as collateral postings and guarantees, and have concluded that our own and our counterparty risk is not significant to the overall valuation of these agreements.

Interest rate swaptions

We may purchase interest rate swaptions to help mitigate the potential impact of increases or decreases in interest rates on the performance of our investment portfolio (referred to as "convexity risk"). The interest rate swaptions provide us the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. The premium paid for interest rate swaptions is reported as an asset in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the swaption that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the swaption is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. If a swaption expires unexercised, the loss on the swaption would be equal to the premium paid. If we exercise a swaption, the realized gain or loss on the swaption would be equal to the difference between the fair value of the underlying interest rate swap and the premium paid.

We estimate the fair value of interest rate swaptions based on the fair value of the future interest rate swap that we have the option to enter into as well as the remaining length of time that we have to exercise the option.

TBA securities

A TBA security is a futures contract for the purchase or sale of agency securities at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific agency securities delivered into the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. TBA securities are exempt from ASC 815 and are accounted for under ASC 320 if there is no other way to purchase or sell that security, if delivery of that security and settlement will occur within the shortest period possible for that type of security and if it is probable at inception and throughout the term of the individual contract that physical delivery of the security will occur (referred to as the "regular-way" exception). Alternatively, we may designate the TBA security as a qualifying cash flow hedge under ASC 815 if the regular-way exception is not met and at the time of the purchase or sale of the security, and throughout the term of the individual contract, it is probable that the forecasted transaction will occur and the hedging relationship is expected to be highly effective. For TBA security contracts that we have entered into, we have generally not asserted that physical settlement is probable or that the forecasted transaction is probable of occurring and, therefore, we typically have not designated these forward commitments as hedging instruments. Realized and unrealized gains and losses associated with TBA contracts not subject to the regular-way exception or not designated as hedging instruments are recognized in our consolidated statement of operations and comprehensive income in the line item gain (loss) on derivative instruments and trading securities, net.

We estimate the fair value of TBA securities based on similar methods used to value agency securities.

Put and call options on TBA securities

We may purchase put and call options on TBA securities to hedge against short-term changes in interest rates. Under a purchased put option, we have the right to sell to the counterparty a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. Under a purchased call option, we have the right to purchase from the counterparty a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. The premium paid for a put or call option is reported as an asset in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the option that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the option is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. When a purchased put or call option expires unexercised, a realized loss is reported in our consolidated statement of operations equal to the premium paid. When a purchased put or call option is exercised, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the premium paid and the fair value of the exercised put or call option. In addition, a derivative asset is recorded in our consolidated balance sheet for the TBA security resulting from the put or call option exercise.

We may also write put and call options on TBA securities. Under a written put option, the counterparty has the right to sell us a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. Under a written call option, the counterparty has the right to purchase from us a specified TBA security at a predetermined price on the option exercise date in exchange for a premium at execution. The premium received from writing a put or call option is reported as a liability in our consolidated balance sheets. The premium is valued at an amount equal to the fair value of the option that would have the effect of closing the position adjusted for nonperformance risk, if any. The difference between the premium and the fair value of the option is reported in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income. When a written put or call option expires unexercised, a realized gain is reported in our consolidated statement of operations equal to the premium received. When we terminate a written put or call option, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the termination payment and the premium received. When a written put or call option is exercised, a realized gain or loss is reported in our consolidated statement of operations equal to the difference between the premium received and the fair value of the exercised put or call option. In addition, a derivative asset or liability is recorded in our consolidated balance sheet for the TBA security resulting from the put or call option exercise.

We estimate the fair value of put and call options on TBA securities based on the fair value of the underlying TBA security as well as the remaining length of time to exercise the option.

Forward commitments to purchase or sell specified agency securities

We may enter into a forward commitment to purchase or sell specified agency securities as a means of acquiring assets or as a hedge against short-term changes in interest rates. Contracts for the purchase or sale of specified agency securities are accounted for as derivatives if the delivery of the specified agency security and settlement extends beyond the shortest period possible for that type of security. We may designate the forward commitment as a qualifying cash flow hedge if at the time of the purchase or sale of the security, and throughout the term of the individual contract, it is probable that physical delivery of the security will occur. Realized and unrealized gains and losses associated with forward commitments not designated as hedging instruments are recognized in our consolidated statement of operations and comprehensive income in the line item gain (loss) on derivative instruments and trading securities, net.

We estimate the fair value of forward commitments to purchase or sell specified agency securities based on similar methods used to value agency securities as well as the remaining length of time of the forward commitment.

U.S. Treasury securities

We may purchase or sell short U.S. Treasury securities to help mitigate the potential impact of changes in interest rates on the performance of our portfolio. We may borrow securities to cover short sales of U.S. Treasury securities under reverse repurchase agreements. We account for these as securities borrowing transactions and recognize an obligation to return the borrowed securities at fair value on the balance sheet based on the value of the underlying borrowed securities as of the reporting date. Realized and unrealized gains and losses associated purchases and short sales of Treasury Securities are recognized in gains (losses) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income.

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS No. 167"). In December 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which codified SFAS No. 167 in ASC Topic 810, *Consolidation* ("ASC 810"). ASC 810, as amended by ASU 2009-17, revises the evaluation of whether entities represent variable interest entities ("VIEs") and requires a qualitative assessment in determining the primary beneficiary of a VIE. Further, ASC 2009-17 requires ongoing assessments of control over such entities as well as additional disclosures for entities that have variable interests in VIEs. The amendments significantly affect the overall consolidation analysis under ASC 810 and change the way entities account for securitizations and special purpose entities as a result of the elimination of the qualifying special purpose entity ("QSPE") scope exemption from ASC 810. The requirements of ASC 810 as they relate to ASU 2009-17 were effective for us as of January 1, 2010 and did not have a material effect on our consolidated financial statements.

We may enter into CMO transactions whereby we transfer agency securities to an investment bank in exchange for cash proceeds and at the same time enter into a commitment with the same investment bank to purchase to-be-issued securities collateralized by the agency securities transferred. We will consolidate a CMO trust (as it relates to the assets transferred or contributed by us and the related liabilities issued by the trust) if we are its primary beneficiary, that is, if we have a variable interest (or combination of variable interests) that provides us with a controlling financial interest in the CMO trust. An entity is deemed to have a controlling financial interest if the entity has the power to direct the activities of a VIE that most significantly impacts the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. In determining if we have a controlling financial interest, we evaluate whether we share the power to control the selection of financial assets transferred to the CMO trust with an unrelated party. We may share power in the selection of assets for certain CMO trusts (i.e. both we and the unrelated party must consent to the transfer of such assets to the CMO trust); however, if our economic interest in the CMO trust is disproportionate to the shared power, we may be deemed to be the primary beneficiary.

Income Taxes

We elected to be taxed as a REIT under the provisions of the Code and the corresponding provisions of state law, commencing with the tax year ended December 31, 2008. In order to qualify as a REIT, we must annually distribute, in a timely manner to our stockholders, at least 90% of our taxable ordinary income. A REIT is not subject to tax on its earnings to the extent that it distributes its annual taxable income to its stockholders and as long as certain asset, income and stock ownership tests are met. We operate in a manner that will allow us to be taxed as a REIT. As permitted by the Code, a REIT can designate dividends paid in the subsequent year as dividends of the current year if those dividends are both declared by the extended due date of the REIT's federal income tax return and paid to stockholders by the last day of the subsequent year.

As a REIT, if we fail to distribute in any calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income we retained and on which we have paid corporate income tax.

Our domestic taxable REIT subsidiary, American Capital Agency TRS, LLC, is subject to federal, state and, if applicable, local income tax. As of December 31, 2010, we have had no activity in American Capital Agency TRS, LLC.

We evaluate uncertain income tax positions, if any, in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). We classify interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes.

Recent Accounting Pronouncements

In January 2010, the FASB provided additional disclosure requirements for fair value measurements under ASC Topic 820, *Fair Value Measurements and Disclosures*. The new pronouncement requires a reporting entity to disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances and settlements (that is, on a gross rather than net basis). We adopted the pronouncement in January 2010, and it did not have a material effect on our financial statements.

Reclassifications

Certain prior period amounts in the notes to the consolidated financial statements have been reclassified to conform to the current period presentation.

Note 3. Agency Securities

The following tables summarize our investments in agency securities as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31, 2010			
	Fannie Mae	Freddie Mac	Ginnie Mae	Total
Available-for-sale securities:				
Agency securities, par	$8,207,464	$4,599,712	$100,408	$12,907,584
Unamortized discount	(930)	(1,044)	—	(1,974)
Unamortized premium	350,747	220,465	4,670	575,882
Amortized cost	8,557,281	4,819,133	105,078	13,481,492
Gross unrealized gains	56,181	11,929	384	68,494
Gross unrealized losses	(53,893)	(42,356)	(196)	(96,445)
Available-for-sale securities, at fair value	8,559,569	4,788,706	105,266	13,453,541
Agency securities remeasured at fair value through earnings:				
Interest-only strips, amortized cost(1)	18,957	33,447	—	52,404
Gross unrealized gains	1,559	3,356	—	4,915
Gross unrealized losses	(91)	(489)	—	(580)
Agency securities measured at fair value through earnings, at fair value	20,425	36,314	—	56,739
Total agency securities, at fair value	$8,579,994	$4,825,020	$105,266	$13,510,280
Weighted average coupon as of December 31, 2010(2)	4.63%	4.83%	4.37%	4.70%
Weighted average yield as of December 31, 2010(3)	3.34%	3.28%	2.14%	3.31%
Weighted average yield for the year ended December 31, 2010(3)	3.49%	3.42%	2.22%	3.44%

(1) Interest-only strips represent the right to receive a specified portion of the contractual interest flows of the underlying unamortized principal balance of specific CMO securities. The underlying unamortized principal balance of our Fannie Mae and Freddie Mac interest-only strips was $230.0 million and $314.7 million, respectively, or a total of $544.7 million, and the weighted average contractual interest we are entitled to receive was 4.95% of these amounts as of December 31, 2010.

(2) The weighted average coupon includes the interest cash flows from our interest-only strips taken together with the interest cash flows from our fixed-rate, adjustable-rate and CMO securities as a percentage of the par value of our agency securities (excluding the underlying unamortized principal balance of our interest-only strips) as of December 31, 2010.

(3) Incorporates an average future constant prepayment rate assumption of 12% based on forward rates as of December 31, 2010 and an average reset rate for adjustable rate securities of 2.76%, which is equal to the average underlying index rate of 0.94% based on the current spot rate in effect as of the date we acquired the securities and an average margin of 1.82%.

	As of December 31, 2010			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Fixed-Rate	$ 9,144,352	$39,844	$(82,717)	$ 9,101,479
Adjustable-Rate	3,942,937	20,955	(13,728)	3,950,164
CMO	394,203	7,695	—	401,898
Interest-only strips	52,404	4,915	(580)	56,739
Total agency securities	$13,533,896	$73,409	$(97,025)	$13,510,280

	As of December 31, 2009			
	Fannie Mae	Freddie Mac	Ginnie Mae	Total
Agency securities, par	$2,853,278	$1,248,698	$ 12,456	$4,114,432
Unamortized discount	(92)	—	—	(92)
Unamortized premium	99,709	49,662	386	149,757
Amortized cost	2,952,895	1,298,360	12,842	4,264,097
Gross unrealized gains	36,750	8,965	340	46,055
Gross unrealized losses	(6,335)	(3,702)	—	(10,037)
Fair value	$2,983,310	$1,303,623	$ 13,182	$4,300,115
Weighted average coupon	5.26%	5.31%	6.00%	5.28%
Weighted average yield as of December 31, 2009(1)	4.20%	3.50%	5.33%	3.99%
Weighted average yield for the year ended December 31, 2009(1)	4.78%	4.27%	4.88%	4.64%

(1) Incorporates an average future constant prepayment rate assumption of 16% based on forward rates as of December 31, 2009 and an average reset rate for adjustable rate securities of 3.06%, which is equal to the average underlying index rate of 1.18% based on the current spot rate in effect as of the date we acquired the securities and an average margin of 1.88%.

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Fixed-Rate	$1,863,261	$ 28,210	$ (4,067)	$1,887,404
Adjustable-Rate	1,699,513	9,447	(3,473)	1,705,487
CMO	701,323	8,398	(2,497)	707,224
	$4,264,097	$ 46,055	$(10,037)	$4,300,115

Actual maturities of agency securities are generally shorter than the stated contractual maturities. Actual maturities are affected by the contractual lives of the underlying mortgages, periodic principal payments and principal prepayments. The following table summarizes our agency securities as of December 31, 2010 and 2009, according to their estimated weighted average life classifications (dollars in thousands):

	As of December 31, 2010			As of December 31, 2009		
Weighted Average Life	Fair Value	Amortized Cost	Weighted Average Coupon	Fair Value	Amortized Cost	Weighted Average Coupon
Less than or equal to one year	$ —	$ —		$ 432	$ 428	1.95%
Greater than one year and less than or equal to three years	137,605	136,666	7.50%	281,721	281,143	5.87%
Greater than three years and less than or equal to five years	3,849,492	3,830,413	5.07%	1,340,665	1,337,777	5.14%
Greater than five years	9,523,183	9,566,816	4.51%	2,677,297	2,644,749	5.25%
Total	$13,510,280	$13,533,895	4.70%	$4,300,115	$4,264,097	5.28%

The weighted average lives of the agency securities as of December 31, 2010 and 2009 in the table above incorporates anticipated future prepayment assumptions. As of December 31, 2010, our weighted average expected constant prepayment rate ("CPR") over the remaining life of our aggregate investment portfolio is 12%. Our estimates differ materially for different types of securities and thus individual holdings have a wide range of projected CPRs. We estimate long-term prepayment assumptions for different securities using third-party services and market data. These third-party services estimate prepayment speeds using models that incorporate the forward yield curve, current mortgage rates, mortgage rates of the outstanding loans, loan age, volatility and other factors. We review the prepayment speeds estimated by the third-party services and compare the results to market consensus prepayment speeds, if available. We also consider historical prepayment speeds and current market conditions to validate reasonableness. As market conditions may change rapidly, we use our judgment in making adjustments for different securities. Various market participants could use materially different assumptions.

The following table presents the gross unrealized loss and fair values of our available-for-sale agency securities by length of time that such securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009 (in thousands):

	Unrealized Loss Position For					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
December 31, 2010	$7,498,384	$(96,445)	$—	$—	$7,498,384	$(96,445)
December 31, 2009	$1,683,452	$(10,037)	$—	$—	$1,683,452	$(10,037)

As of December 31, 2010, we did not intend to sell any of these agency securities and we believe it is not more likely than not we will be required to sell the agency securities before recovery of their amortized cost basis. We do not believe the unrealized losses on these agency securities are due to credit losses given the government-sponsored entity or government guarantees but are rather due to changes in interest rates and prepayment expectations.

Our agency securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in OCI, a component of stockholders' equity. The following table summarizes changes in accumulated OCI for available-for-sale securities for fiscal years 2010 and 2009 and the period from May 20, 2008 through December 31, 2008 (in thousands):

	Beginning Balance	Unrealized Gains and (Losses)	Reversal of Prior Period Unrealized (Gains) and Losses on Realization	Ending Balance
Year ended December 31, 2010	$36,018	28,753	(92,721)	$(27,950)
Year ended December 31, 2009	$ 3,304	82,661	(49,947)	$ 36,018
Period ended December 31, 2008	$ —	3,378	(74)	$ 3,304

Gains and Losses

The following table is a summary of our net gain from sale of agency securities for fiscal years 2010 and 2009 and period from May 20, 2008 through December 31, 2008 (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Period Ended December 31, 2008
Agency securities sold, at cost	$(12,181,860)	$(6,033,730)	$(959,015)
Proceeds from agency securities sold	12,273,869	6,083,677	959,089
Net gains on sale of agency securities	$ 92,009	$ 49,947	$ 74
Gross gains on sale of agency securities	125,624	53,286	1,494
Gross losses on sale of agency securities	(33,615)	(3,339)	(1,420)
Net gains on sale of agency securities	$ 92,009	$ 49,947	$ 74

For fiscal year 2010, we recognized an unrealized loss of $0.9 million in gain (loss) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income for the change in value of investments in interest-only strips. For fiscal year 2010, we recognized a net loss of

$0.7 million in gain on the sale of agency securities, net in our consolidated statements of operations and comprehensive income on the sale of interest-only strips. We did not invest in interest-only strips during fiscal year 2009 and period from May 20, 2008 through December 31, 2008.

Pledged Assets

The following tables summarize our agency securities pledged as collateral under repurchase agreements, other debt, derivative agreements and prime broker agreements by type as of December 31, 2010 and 2009 (in thousands):

Agency Securities Pledged(1)	As of December 31, 2010			
	Fannie Mae	Freddie Mac	Ginnie Mae	Total
Under Repurchase Agreements				
Fair value	$7,707,046	$4,554,541	$95,066	$12,356,653
Amortized cost	7,709,785	4,591,245	94,860	12,395,890
Accrued interest on pledged agency securities	27,589	15,642	332	43,563
Under Other Debt Agreements				
Fair value	77,906	—	—	77,906
Amortized cost	77,460	—	—	77,460
Accrued interest on pledged agency securities	325	—	—	325
Under Derivative Agreements				
Fair value	36,651	30,306	—	66,957
Amortized cost	36,343	30,382	—	66,725
Accrued interest on pledged agency securities	156	118	—	274
Under Prime Broker Agreements				
Fair value	6,061	5,997	2,032	14,090
Amortized cost	6,061	6,061	2,024	14,146
Accrued interest on pledged agency securities	28	21	8	57
Total Fair Value of Agency Securities Pledged and Accrued Interest	**$7,855,762**	**$4,606,625**	**$97,438**	**$12,559,825**

(1) Agency securities pledged include pledged amounts of $244.7 million related to agency securities sold but not yet settled as of December 31, 2010.

Agency Securities Pledged	As of December 31, 2009			
	Fannie Mae	Freddie Mac	Ginnie Mae	Total
Under Repurchase Agreements				
Fair value	$2,851,735	$1,240,830	$13,182	$4,105,747
Amortized cost	2,821,792	1,207,952	12,843	4,042,587
Accrued interest on pledged agency securities	11,774	4,799	62	16,635
Under Derivative Agreements				
Fair value	12,719	2,651	—	15,370
Amortized cost	12,409	2,567	—	14,976
Accrued interest on pledged agency securities	57	12	—	69
Under Prime Broker Agreements				
Fair value	2,360	13,119	—	15,479
Amortized cost	2,270	13,270	—	15,540
Accrued interest on pledged agency securities	12	54	—	66
Total Fair Value of Agency Securities Pledged and Accrued Interest	**$2,878,657**	**$1,261,465**	**$13,244**	**$4,153,366**

The following table summarizes our agency securities pledged as collateral under repurchase agreements and other debt by remaining maturity as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31, 2010(1)			As of December 31, 2009		
Remaining Maturity	**Fair Value**	**Amortized Cost**	**Accrued Interest on Pledged Agency Securities**	**Fair Value**	**Amortized Cost**	**Accrued Interest on Pledged Agency Securities**
30 days or less	$ 9,909,121	$ 9,943,239	$35,151	$3,216,242	$3,177,975	$12,815
31 - 59 days	2,525,438	2,530,111	8,737	889,505	864,612	3,820
60 - 90 days	—	—	—	—	—	—
Greater than 90 days	—	—	—	—	—	—
Total	$12,434,559	$12,473,350	$43,888	$4,105,747	$4,042,587	$16,635

(1) Agency securities pledged include pledged amounts of $244.7 million related to agency securities sold but not yet settled as of December 31, 2010.

Securitizations

During fiscal year 2010, we entered into a CMO transaction whereby we transferred agency securities with a cost basis of $85.9 million to an investment bank in exchange for cash proceeds of $80.8 million and at the same time entered into a commitment with the same investment bank to purchase a to-be-issued interest-only strip collateralized by the agency securities transferred for $5.1 million. The investment bank contributed the transferred agency securities to a securitization trust held by Fannie Mae in exchange for CMO securities held in the trust. Once the transferred agency securities were transferred to the securitization trust, Fannie Mae may only remove such securities upon certain events. Pursuant to the pre-existing commitment, the investment bank transferred to us the interest-only strip issued by the trust. Our primary purpose for entering into this transaction was to eliminate the need to finance the principal class by transferring it to third parties, while still retaining the underlying economics of a financed transaction for the transferred securities, which we viewed as favorable. We concluded that we were the primary beneficiary of the CMO trust based on our disproportionate economic interest and, accordingly, we consolidated the CMO trust as it related to the agency securities transferred by us and the related liabilities issued by the trust. The effect of consolidating the CMO trust was that the interest-only strip received was eliminated and we continued to recognize the assets transferred to the securitization trust in our total agency securities held and recorded a corresponding liability for the debt issued by the securitization trust, which is classified as other debt in our accompanying consolidated balance sheets. As of December 31, 2010, we recognized agency securities with a total fair value of $77.9 million and a principal balance of $73.5 million collateralized the remaining debt outstanding issued by the securitization trust of $72.9 million. Such agency securities can only be used to settle this debt and the holder(s) of the debt issued by the securitization trust have no recourse to us. Further, there are no arrangements that could require us to provide financial support to this securitization trust. The consolidation did not materially impact our accompanying consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

During fiscal year 2009, we entered into CMO transactions whereby we transferred agency securities with a cost basis of $831.0 million to various investment banks in exchange for cash proceeds of $845.3 million and at the same time entered into a commitment with the same investment banks to purchase to-be-issued securities collateralized by the agency securities transferred for $601.3 million. In each case, the investment bank contributed the transferred agency securities to a securitization trust held by either Fannie Mae or Freddie Mac in exchange for CMO securities held in the trust. Pursuant to the pre-existing commitments, the investment banks transferred to us certain of the CMO securities and interest-only strips held in the trusts, typically representing the longer maturity classes, or 70 to 75 percent of the cash flows of the agency securities initially transferred by us. Our primary purpose for entering into these transactions was to reduce our exposure to short-term spikes in prepayments by holding the longer maturity classes. We did not begin to receive any repayments of principal on these CMO securities until holders of securities entitled to the shorter maturity classes were repaid in full. During fiscal year 2009, we recognized a gain of $4.1 million from the sale of the agency securities to the investment banks for the portion of CMO securities sold to third parties. The proceeds were recognized in the investing section of our consolidated statement of cash flows. During fiscal years 2010 and 2009, we received cash proceeds of $396.3 million and $6.9 million, respectively, from these securities, including principal repayments, interest and proceeds from sales. The fair value and principal balance of the remaining securities held as of December 31, 2010 was $292.9 million and $276.2 million, respectively.

All of our CMO securities are backed by fixed or adjustable-rate agency securities and Fannie Mae or Freddie Mac guarantee the payment of interest and principal and act as the trustee and administrator of their respective securitization trusts. Our involvement with the trusts described above is limited to the agency securities transferred to them by the investment banks and the CMO securities subsequently held by us. Accordingly, we are not required to provide the beneficial interest holders of the CMO securities any financial or other support. As of December 31, 2010 and 2009, the fair value of all of our CMO securities and interest-only strips, including additional CMOs and interest-only strips purchased from third parties in separate transactions and excluding the consolidated CMO trust discussed above, was $458.6 million and $707.2 million, respectively.

Our maximum exposure to loss as a result of our involvement with the trusts relates to the additional liquidity risk of holding CMO securities and interest-only strips in a period of severe market dislocations as compared to the underlying collateral transferred to the trusts. The maximum exposure related to this risk is the fair value of the CMO securities and interest-only strips held by us.

Note 4. Repurchase Agreements and Other Debt

We pledge certain of our agency securities as collateral under repurchase arrangements with financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis. Interest rates on these borrowings are generally based on LIBOR plus or minus a margin and amounts available to be borrowed are dependent upon the fair value of the agency securities pledged as collateral, which fluctuates with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. In response to declines in fair value of pledged agency securities, lenders may require us to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. As of December 31, 2010 and 2009, we have met all margin call requirements. Due to their short-term nature, repurchase agreements are carried at cost, which approximates fair value.

The following table summarizes our borrowings under repurchase arrangements and weighted average interest rates classified by original maturities as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31, 2010			As of December 31, 2009		
Original Maturity	Borrowings Outstanding	Average Interest Rate	Weighted Average Days to Maturity	Borrowings Outstanding	Average Interest Rate	Weighted Average Days to Maturity
30 days or less	$ 3,306,175	0.32%	12	$1,997,243	0.22%	15
31 - 60 days	5,648,155	0.31%	20	967,625	0.25%	20
61 - 90 days	1,496,452	0.29%	33	327,945	0.28%	42
Greater than 90 days	1,229,310	0.29%	43	549,021	0.27%	52
Total / Weighted Average	$11,680,092	0.31%	22	$3,841,834	0.24%	24

As of December 31, 2010 and 2009, we did not have an amount at risk with any counterparty greater than 10% of our stockholders' equity. We do not anticipate any defaults by our repurchase agreement counterparties.

Other debt of $72.9 million as of December 31, 2010 consists of other variable rate debt outstanding at LIBOR plus 25 basis points in connection with the consolidation of a structured transaction for which we are the primary beneficiary in our accompanying financial statements (see Note 3). We had no other debt outstanding as of December 31, 2009.

Note 5. Derivative and Other Hedging Instruments

In connection with our risk management strategy, we hedge a portion of our interest rate risk by entering into derivative and other hedging instrument contracts. We may enter into agreements for interest rate swap agreements, interest rate swaptions, interest rate cap or floor contracts and futures or forward contracts. We may also purchase or short TBA and U.S. Treasury securities, purchase or write put or call options on TBA securities or we may invest in other types of mortgage derivative securities. Our risk management strategy attempts to manage the overall risk of the portfolio, reduce fluctuations in book value and generate additional income distributable to stockholders. For additional information regarding our derivative instruments and our overall risk management strategy, see discussion of derivative and other hedging instruments in Note 2.

As of December 31, 2010 and 2009, our derivative and other hedging instruments were comprised primarily of interest rate swaps, which have the effect of modifying the repricing characteristics of our repurchase agreements and cash flows on such liabilities. Our interest rate swaps are used to manage the interest rate risk created by our variable rate short-term repurchase agreements. Under our interest rate swaps, we typically pay a fixed-rate and receive a floating rate based on one month LIBOR with terms usually ranging up to 5 years. Our interest rate swaps are generally designated as cash flow hedges under ASC 815.

Derivative and other hedging instruments entered into in addition to interest rate swap agreements are intended to supplement our use of interest rate swaps and we do not currently expect our use of these instruments to be the primary protection against interest rate risk for our portfolio. These instruments are accounted for as either derivatives, but are not typically designated as hedges under ASC 815, or trading securities. Therefore, any changes in the fair values of the contracts prior to their settlement date are included in earnings. We do not use derivative or other hedging instruments for speculative purposes.

Derivatives Designated as Hedging Instruments

As of December 31, 2010 and 2009, we had net interest rate swap liabilities of $37.7 million and $10.5 million, respectively. The tables below summarize information about our outstanding interest rate swaps as of December 31, 2010 and 2009 (dollars in thousands):

Interest Rate Swaps Designated as Hedging Instruments	Balance Sheet Location	As of December 31, 2010	As of December 31, 2009
Interest rate swap assets	Derivative assets, at fair value	$ 33,695	$ 4,205
Interest rate swap liabilities	Derivative liabilities, at fair value	(71,417)	(14,719)
		$(37,722)	$(10,514)

Remaining Interest Rate Swap Term	As of December 31, 2010 Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Net Estimated Fair Value	Average Maturity (Years)
1 year or less	$ 750,000	1.40%	0.26%	$ (5,595)	0.7
Greater than 1 year and less than 3 years	2,850,000	1.54%	0.26%	(32,865)	2.5
Greater than 3 years and less than 5 years	2,850,000	1.78%	0.26%	738	4.3
Greater than 5 years	—	—	—	—	—
Total	$6,450,000	1.63%	0.26%	$(37,722)	3.1

Remaining Interest Rate Swap Term	As of December 31, 2009 Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Net Estimated Fair Value	Average Maturity (Years)
1 year or less	$ —	—	—	$ —	—
Greater than 1 year and less than 3 years	1,500,000	1.71%	0.23%	(9,681)	2.2
Greater than 3 year and less than 5 years	550,000	2.71%	0.23%	(833)	4.5
Greater than 5 Years	—	—	—	—	—
Total	$2,050,000	1.98%	0.23%	$(10,514)	2.8

The following table summarizes information about our outstanding interest rate swaps designated as hedging instruments for fiscal years 2010 and 2009 and the period from May 20, 2008 through December 31, 2008 (in thousands):

Interest Rate Swaps Designated as Hedging Instruments	Beginning Notional Amount	Additions	Terminations	Ending Notional Amount	Termination Fee
Year ended December 31, 2010	$2,050,000	4,400,000	—	$6,450,000	$ —
Year ended December 31, 2009	$ 650,000	1,950,000	(550,000)	$2,050,000	$16,410
Period ended December 31, 2008	$ —	700,000	(50,000)	$ 650,000	$ 275

Net settlements for terminated interest rate swaps are amortized into earnings over the remaining life of the terminated interest rate swaps and included in interest expense on our consolidated statements of operations and comprehensive income. Amortization expense for terminated interest rate swaps was $6.3 million, $10.3 million and $0.0 million for fiscal years 2010 and 2009 and period from May 20, 2008 through December 31, 2008, respectively. As of December 31, 2010, there was no remaining unamortized cost associated with terminated interest rate swaps.

During fiscal years 2010 and 2009 and period from May 20, 2008 through December 31, 2008, we recorded losses of $0.0 million, $0.9 million and $0.3 million, respectively, as a result of the reclassification from OCI of hedged forecasted transactions becoming probable not to occur in gain (loss) on derivative instruments and trading securities, net in our consolidated statements of operations and comprehensive income.

The table below summarizes the effect of interest rate swaps designated as hedges under ASC 815 on our consolidated statement of operations for fiscal years 2010 and 2009 and period from May 20, 2008 through December 31, 2008 (in thousands):

Interest Rate Swaps in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI (Effective Portion)	Location of Gain or (Loss) Reclassified from OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from OCI into Earnings (Effective Portion)(1)	Location of Gain or (Loss) Recognized in Earnings (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Earnings (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Year ended December 31, 2010 ...	$(20,590)	Interest Expense	$(57,042)	Gain (loss) on derivative instruments and trading securities, net	$(340)
Year ended December 31, 2009 ...	$ 12,066	Interest Expense	$(30,832)	Gain (loss) on derivative instruments and trading securities, net	$ 633
Period ended December 31, 2008 ..	$(28,910)	Interest Expense	$ (938)	Gain (loss) on derivative instruments and trading securities, net	$(636)

(1) This amount excludes $0.0, $0.9 and $0.3 million recorded as a loss in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations as a result of the reclassification from OCI of hedged forecasted transactions becoming probably not to occur for fiscal years 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008, respectively

As of December 31, 2010, the amount of net interest expense expected to flow through our statement of operations over the next twelve months due to expected net settlements on our interest rate swaps is $78.6 million.

Additionally, during fiscal year 2010, we entered into forward contracts to purchase TBA and specified agency securities that were designated as cash flow hedges pursuant to ASC 815. The following table summarizes information about our outstanding forward contracts designated as hedging instruments for fiscal year 2010 (dollars in thousands):

Purchases of TBAs and Forward Settling Agency Securities Designated as Hedging Instruments	Beginning Notional Amount	Additions	Settlement / Expirations	Ending Notional Amount	Fair Value as of Period End	Average Maturity as of Period End (Months)
Year ended December 31, 2010	$—	$742,437	$(497,437)	$245,000	$(3,225)	1

The effective portion of gains or losses for TBAs and forward settling specified agency securities is initially recognized in OCI for designated cash flow hedges and is subsequently reclassified to OCI for available-for-sale securities upon acquisition of the underlying hedged item. The ineffective portion of gains or losses is recognized in earnings in gain (loss) on derivative instruments and trading securities, net.

The table below summarizes the effect of purchases of TBAs and forward settling securities designated as hedges under ASC 815 on our consolidated statement of operations and comprehensive income for fiscal year 2010 (in thousands).

Purchases of TBAs and Forward Settling Securities in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI for Cash Flow Hedges (Effective Portion)	Amount of Gain or (Loss) Recognized in OCI for Cash Flow Hedges and Reclassified to OCI for Available-for-Sale Securities (Effective Portion)	Location of Gain or (Loss) Recognized in Earnings (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Earnings (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Year ended December 31, 2010	$(3,225)	$(3,471)	Gain (loss) on derivative instruments and trading securities, net	$—

We did not enter into any forward commitments during fiscal year 2009 and period from May 20, 2008 through December 31, 2008

Derivatives Not Designated as Hedging Instruments

As of December 31, 2010, we had contracts to purchase and sell TBA agency securities and specified agency securities on a forward basis with notional amounts of $512.3 million for the purchase of securities and $1.4 billion for the sale of securities. As of December 31, 2009, we had contracts to purchase and sell TBA agency securities and specified agency securities on a forward basis with notional amounts of $596.5 million for the purchase of securities and $616.7 million for the sale of securities.

As of December 31, 2010, we had interest rate swap agreements outstanding that were not designated as hedges under ASC 815 consisting of $250 million in notional amount of interest rate swap agreements where we pay a fixed rate ("payer interest rate swaps") and $200 million in notional amount of interest rate swap agreements where we receive a fixed rate ("receiver interest rate swaps"), summarized in the table below (dollars in thousands). As of December 31, 2009, all of our outstanding interest rate swaps agreements were designated as hedges under ASC 815.

Interest Rate Swaps Not Designated as Hedging Instruments	As of December 31, 2010					
	Maturity	Notional Amount	Average Fixed Pay (Receive) Rate	Average Receive (Pay) Rate	Net Estimated Fair Value	Average Maturity (Years)
Payer interest rate swaps	2015	$250,000	1.66%	0.26%	$4,140	4.9
Receiver interest rate swaps	2015	$200,000	-2.26%	-0.26%	$2,743	4.7

As of December 31, 2010, our interest rate swaption agreements outstanding consisted of $850.0 million in notional amount of options to enter into interest rate swaps in the future where we would pay a fixed rate ("Payer Swaptions"), as summarized in the table below (dollars in thousands):

	As of December 31, 2010						
	Option			Underlying Swap			
Swaption	Cost	Fair Value	Average Months to Expiration	Notional Amount	Pay Rate	Average Receive Rate	Average Term (Years)
Payer	$4,596	$16,766	4	$850,000	2.28%	1M Libor	5.6

As of December 31, 2009, our interest rate swaption agreements outstanding consisted of $200 million in notional amount of options to enter into Payer Swaptions and $100 million in notional amount of options to enter into interest rate swaps in the future where we would receive a fixed rate ("Receiver Swaptions") as summarized in the table below (dollars in thousands):

	As of December 31, 2010						
	Option			Underlying Swap			
Swaption	Cost	Fair Value	Months to Expiration	Notional Amount	Pay Rate	Receive Rate	Term (Years)
Payer	$2,148	$2,389	10	$200,000	4.23%	1M Libor	5
Receiver	243	169	2	100,000	1M Libor	2.54%	5
	$2,391	$2,558		$300,000			

The table below summarizes fair value information about our derivatives outstanding that were not designated as hedging instruments as of December 31, 2010 and 2009 (in thousands).

Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	As of December 31, 2010	As of December 31, 2009
Purchases of TBA and forward settling agency securities	Derivative assets, at fair value	$ 2,929	$ 172
Short sales of TBA and forward settling agency securities	Derivative assets, at fair value	16,320	5,025
Payer interest rate swaps	Derivative assets, at fair value	4,140	
Receiver interest rate swaps	Derivative assets, at fair value	2,743	—
Payer Swaptions	Derivative assets, at fair value	16,766	2,389
Receiver Swaptions	Derivative assets, at fair value	—	169
		$42,898	$ 7,755
Purchases of TBA and forward settling agency securities	Derivative liabilities, at fair value	$ (2,193)	$(3,069)
Short sales of TBA and forward settling agency securities	Derivative liabilities, at fair value	(1,755)	(10)
		$ (3,948)	$(3,079)

Additionally as of December 31, 2010, we had obligations to return treasury securities borrowed under reverse repurchase agreements accounted for as securities borrowing transactions for a fair value of $245.5 million. The borrowed securities were used to cover short sales of treasury securities from which we received total proceeds of $244.8 million. The increase in fair value of the borrowed securities through December 31, 2010 was recorded as a loss of $0.7 million in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income for fiscal year 2010.

During fiscal years 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008, for derivatives not designated as hedging instruments under ASC 815 we recorded a gain of $44.0 million, a loss of $3.9 million and gain of $11.8 million, respectively, in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive income.

The table below summarizes the effect of derivative instruments not designated as hedges under ASC 815 on our consolidated statement of operations and comprehensive income for fiscal year 2010 (in thousands):

	Fiscal Year 2010				
Derivatives Not Designated as Hedging Instruments	**Notional Amount as of December 31, 2009**	**Additions**	**Settlement, Expiration or Exercise**	**Notional Amount as of December 31, 2010**	**Amount of Derivative Gain/(Loss) Recognized in Income (1)**
Purchases of TBA and forward settling agency securities	$596,516	$ 6,662,020	(6,746,233)	$ 512,303	$18,838
Short sales of TBA and forward settling agency securities	$616,747	16,937,439	(16,192,986)	$1,361,200	11,504
Payer interest rate swaps	$ —	550,000	(300,000)	$ 250,000	1,823
Receiver interest rate swaps	$ —	200,000	—	$ 200,000	(5,001)
Payer Swaptions	$200,000	850,000	(200,000)	$ 850,000	19,080
Receiver Swaptions	$100,000	300,000	(400,000)	$ —	(169)
Put Options	$ —	75,000	(75,000)	$ —	(328)
Short sales of U.S. treasury securities	$ —	750,000	(500,000)	$ 250,000	(1,713)
					$44,034

(1) This amount excludes $0.9 million recorded as a loss for interest-only strips re-measured at fair value through earnings, a loss of $0.3 million for hedge ineffectiveness on our outstanding interest rate swaps and a loss of $4.4 million from trading securities in loss on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive for fiscal year 2010.

The table below summarizes the effect of derivative instruments not designated as hedges under ASC 815 on our consolidated statement of operations and comprehensive income for fiscal year 2009 (in thousands):

Derivatives Not Designated as Hedging Instruments	Fiscal Year 2009				
	Notional Amount as of December 31, 2008	Additions	Settlement, Expiration or Exercise	Notional Amount as of December 31, 2009	Amount of Derivative Gain/(Loss) Recognized in Income (1)
Purchases of TBA and forward settling agency securities	$—	646,516	(50,000)	$596,516	$(2,657)
Short sales of TBA and forward settling agency securities	$—	2,736,747	(2,120,000)	$616,747	(1,431)
Payer Swaptions	$—	200,000	—	$200,000	241
Receiver Swaptions	$—	100,000	—	$100,000	(74)
					$(3,921)

(1) This amount excludes a loss of $0.9 million as a result of the reclassification from OCI of hedged forecasted transactions becoming probably not to occur and a gain of $0.6 million for hedge ineffectiveness on our outstanding interest rate swaps in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive for fiscal year 2009.

The table below summarizes the effect of derivative instruments not designated as hedges under ASC 815 on our consolidated statement of operations and comprehensive income for the period from May 20, 2008 through December 31, 2008 (in thousands):

Derivatives Not Designated as Hedging Instruments	Period from May 20, 2008 through December 31, 2008				
	Notional Amount as of May 20, 2008	Additions	Settlement, Expiration or Exercise	Notional Amount as of December 31, 2008	Amount of Derivative Gain/(Loss) Recognized in Income (1)
Purchases of TBA securities	$—	1,250,000	(1,250,000)	$—	$11,914
Put Options on TBA securities	$—	250,000	(250,000)	$—	465
Call Options on TBA securities	$—	1,500,000	(1,500,000)	$—	(615)
					$11,764

(1) This amount excludes a loss of $0.3 million as a result of the reclassification from OCI of hedged forecasted transactions becoming probably not to occur and a loss of $0.6 million for hedge ineffectiveness on our outstanding interest rate swaps in gain (loss) on derivative instruments and trading securities, net in our consolidated statement of operations and comprehensive for fiscal year 2008.

Credit Risk-Related Contingent Features

The use of derivatives creates exposure to credit risk relating to potential losses that could be recognized in the event that the counterparties to these instruments fail to perform their obligations under the contracts. We minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings and monitoring positions with individual counterparties. In addition, we may be required to pledge assets as collateral for our derivatives, whose amounts vary over time based on the market value, notional amount and remaining term of the derivative contract. In the event of a default by a counterparty we may not receive payments provided for under the terms of our derivative agreements, and may have difficulty obtaining our assets pledged as collateral for our derivatives. The cash and cash equivalents and agency securities pledged as collateral for our derivative instruments is included in restricted cash and agency securities, respectively, on our consolidated balance sheets.

Each of our ISDA Master Agreements contains provisions under which we are required to fully collateralize our obligations under the interest rate swap instrument if at any point the fair value of the interest rate swap represents a liability greater than the minimum transfer amount contained within our agreements. We were also required to post initial collateral upon execution of certain of our interest rate swap transactions. If we breach any of these provisions we will be required to settle our obligations under the agreements at their termination values.

Further, each of our ISDA Master Agreements also contains a cross default provision under which a default under certain of our other indebtedness in excess of a certain threshold causes an event of default under the agreement. Threshold amounts range from $10 million to $25 million. Following an event of default, we could be required to settle our obligations under the agreements at their termination values. Additionally, under certain of our ISDA Master Agreements, we could be required to settle our obligations under the agreements at their termination values if we fail to maintain certain minimum shareholders' equity thresholds or our REIT status or comply with limits on our leverage above certain specified levels.

As of December 31, 2010, the fair value of our interest rate swaps in a liability position related to these agreements was $71.4 million. We had agency securities with fair values of $67.0 million, and restricted cash of $65.9 million, or $132.9 million in total agency securities and restricted cash, pledged as collateral against our interest rate swaps as of December 31, 2010. Termination values of interest rate swaps in a liability position totaled $73.4 million as of December 31, 2010. The difference between the fair value liability and the termination liability represents accrued interest and an adjustment for nonperformance risk of our counterparties.

Note 6. Fair Value Measurements

ASC 820 provides for a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There were no transfers between hierarchy levels during fiscal years 2010 and 2009. The three levels of hierarchy are defined as follows:

- Level 1 Inputs—Quoted prices (unadjusted) for identical unrestricted assets and liabilities in active markets that are accessible at the measurement date.
- Level 2 Inputs—Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 Inputs—Instruments with primarily unobservable market data that cannot be corroborated.

All of our agency securities and derivative and hedging assets and liabilities were valued based on the income or market approach using Level 2 inputs as of December 31, 2010 and 2009.

Note 7. Management Agreement and Related Party Transactions

We are externally managed and advised by our Manager pursuant to the terms of a management agreement. The management agreement has been renewed through May 20, 2012 and provides for automatic one-year extension options thereafter. The management agreement may only be terminated by either us or our Manager without cause, as defined in the management agreement, after the completion of the current renewal term, or the expiration of each subsequent automatic annual renewal term, provided that either party provide 180-days prior written notice of non-renewal of the management agreement. If we were to not renew the management agreement without cause, we must pay a termination fee on the last day of the applicable term, equal to three times the average annual management fee earned by our Manager during the prior 24-month period immediately preceding the most recently completed month prior to the effective date of termination. We may only not renew the management agreement with or without cause with the consent of the majority of our independent directors. We pay our Manager a base management fee payable monthly in arrears in amount equal to one twelfth of 1.25% of our Equity. Our Equity is defined as our month-end stockholders' equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or OCI, each as computed in accordance with GAAP. There is no incentive compensation payable to our Manager pursuant to the management agreement. For the fiscal years 2010 and 2009 and period from May 20, 2008 through December 31, 2008, we recorded an expense for management fees of $11.3 million, $4.7 million and $2.2 million, respectively.

We are obligated to reimburse our Manager for its expenses incurred directly related to our operations, excluding employment-related expenses of our Manager's officers and employees and any American Capital employees who provide services to us pursuant to the management agreement. Our Manager has entered into an administrative services agreement with American Capital, pursuant to which American Capital will provide personnel, services and resources necessary for our Manager to perform its obligations under the management agreement. For fiscal years 2010 and 2009 and for the period from May 20, 2008 through December 31, 2008, we recorded expense reimbursements to our Manager of $3.2 million, $3.0 million and $1.4 million, respectively. In addition, we were required to reimburse our Manager, or American Capital, for all one-time costs that our Manager, or American Capital, paid on behalf of us that were incurred in connection with our formation, organization and IPO which totaled $0.3 million for the period from May 20, 2008 through December 31, 2008. There were no such costs during fiscal years 2010 and 2009. As of both December 31, 2010 and 2009, $1.7 million was payable to our Manager.

Concurrent with our IPO, American Capital purchased five million shares of our common stock in a private placement at our IPO price of $20.00 per share for aggregate proceeds of $100 million. In July 2009, through a public secondary offering, American Capital sold 2.5 million shares of our common stock that it had purchased in the private placement. In November 2010, through a subsequent private placement, American Capital sold its remaining 2.5 million shares of our common stock that it had purchased in the original private placement. As of December 31, 2010 American Capital does not hold any shares of our common stock.

Note 8. Income Taxes

We declared dividends of $229.9 million, $96.4 million and $37.7 million, or $5.60 per share, $5.15 per share and $2.51 per share, for the years ended December 31, 2010 and 2009 and period from May 20, 2008 through December 31, 2008, respectively. For income tax purposes, our dividends to stockholders for the year ended December 31, 2010 were composed of $4.93 per share of ordinary income and $0.67 per share of long-term capital gains. For income tax purposes, our dividends to stockholders for the year ended December 31, 2009 were composed of $5.01 per share of ordinary income and $0.14 per share of long-term capital gains. For income tax purposes, our dividends to stockholders for the period from May 20, 2008 through December 31, 2008 were composed of ordinary income.

As of December 31, 2010, we had undistributed taxable income of $38.7 million that we expect to declare by our extended due date of our 2010 federal income tax return and pay in 2011. Accordingly, we do not expect to incur any income tax liability on our 2010 taxable income.

For the years ended December 31, 2010 and 2009, we did not distribute the required minimum amount of taxable income pursuant to federal excise tax requirements, as described in Note 2, and consequently we accrued an excise tax of $0.5 million and $0.3 million, respectively, which is included in our provision for income taxes on the accompanying consolidated statements of operations and comprehensive income. For the period from May 20, 2008 through December 31, 2008, we distributed the minimum required amount to avoid the payment of any excise tax.

Based on our analysis of any potential uncertain income tax positions, we concluded that we do not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740 as of December 31, 2010 and 2009. Our tax returns for 2010, 2009 and 2008 tax years are open to examination by the IRS. In the event that we incur income tax related interest and penalties, our policy is to classify them as a component of provision for income taxes.

Note 9. Stockholders' Equity

Long-term Incentive Plan

We sponsor an equity incentive plan to provide for the issuance of equity-based awards, including stock options, restricted stock, restricted stock units and unrestricted stock awards to our independent directors. We granted 4.5 thousand shares of restricted common stock to our independent directors, or 1.5 thousand to each independent director, pursuant to this plan in each of the fiscal years 2010 and 2009 and the period from May 20, 2008 through December 31, 2008, respectively, with a grant date fair value equal to the price of our common stock on such date of $25.73 per share, $23.80 per share and $19.35 per share, respectively, that vest annually over three years. As of December 31, 2010 and 2009, the plan had 86.5 thousand and 91.0 thousand common shares remaining available for future issuance, respectively. As of December 31, 2010 and 2009, we had unrecognized compensation expense of $153 thousand and $132 thousand related to unvested shares of restricted stock, respectively. We recorded compensation expense of $94 thousand, $44 thousand and $18 thousand related to restricted stock awards during the fiscal years 2010 and 2009 and the period from May 20, 2008 through December 31, 2008, respectively.

Equity Offerings

On May 20, 2008, we completed our IPO by selling 10 million shares of our common stock at $20.00 per share for proceeds, net of the underwriters' discount, of $186 million. Concurrent with the IPO, American Capital purchased 5 million shares of our common stock in a private placement at $20.00 per share for aggregate proceeds of $100 million.

In August 2009, we completed a public offering in which 4.3 million shares of our common stock were sold at a public offering price of $23.30 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $95 million.

In October 2009, we completed a public offering in which 5.0 million shares of our common stock were sold at a public offering price of $26.60 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $127 million.

In May 2010, we completed a public offering in which 6.9 million shares of our common stock were sold at a public offering price of $25.75 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $169 million.

In October 2010, we completed a public offering in which 13.2 million shares of our common stock were sold at a public offering price of $26.00 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $328 million.

In December 2010, we completed a public offering in which 8.3 million shares of our common stock were sold at a public offering price of $27.44 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $227 million.

Controlled Equity Offering[SM] Program

During the fiscal year ended December 31, 2010, we entered into a sales agreement with an underwriter to, from time to time, publicly offer and sell up to 15 million shares of our common stock in privately negotiated and/or at-the-market transactions. During fiscal year 2010, we sold 4.4 million shares of our common stock under the sales agreement at an average offering price of $29.13 per share for proceeds, net of the underwriter's discount, of $127 million. As of December 31, 2010, 10.6 million shares of common stock remain under the sales agreement.

Dividend Reinvestment and Direct Stock Purchase Plan

We sponsor a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of our common stock by reinvesting some or all of the cash dividends received on shares of our common stock. Stockholders may also make optional cash purchases of shares of our common stock subject to certain limitations detailed in the plan prospectus. During fiscal year 2010, we issued 7.7 million shares under the plan for cash proceeds of $204 million. We did not issue any shares under the plan for the fiscal year 2009 and the period from May 20, 2008 through December 31, 2008. As of December 31, 2010, there were 5.3 million shares available for issuance under the plan.

Note 10. Quarterly Results (Unaudited)

The following is a presentation of the quarterly results of operations for fiscal years 2010 and 2009 (in thousands, except per share data).

	Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Interest income:				
Interest income	$38,797	$ 50,589	$62,600	$101,019
Interest expense	15,510	17,348	18,531	24,637
Net interest income	23,287	33,241	44,069	76,382
Other income:				
Gain on sale of agency securities, net	27,408	29,585	24,565	10,451
Gain (loss) on derivative instruments and trading securities, net	5,920	(21,867)	(3,733)	58,069
Total other income, net	33,328	7,718	20,832	68,520
Expenses:				
Management fees	1,784	2,314	2,697	4,483
General and administrative expenses	1,681	1,787	1,926	2,134
Total expenses	3,465	4,101	4,623	6,617
Income before taxes	53,150	36,858	60,278	138,285
Excise tax	—	—	250	205
Net income	$53,150	$ 36,858	$60,028	$138,080
Net income per common share—basic and diluted	$ 2.13	$ 1.23	$ 1.69	$ 2.50
Weighted average number of common shares outstanding—basic and diluted	25,002	29,872	35,495	55,291
Dividends declared per common share	$ 1.40	$ 1.40	$ 1.40	$ 1.40

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Interest income:				
Interest income	$22,351	$31,690	$32,793	$41,086
Interest expense	8,129	9,585	11,551	14,274
Net interest income	14,222	22,105	21,242	26,812
Other income:				
Gain on sale of agency securities, net	4,818	9,530	16,070	19,529
(Loss) gain on derivative instruments and trading securities, net	(358)	1,226	(3,435)	(1,670)
Total other income	4,460	10,756	12,635	17,859
Expenses:				
Management fees	903	939	1,166	1,660
General and administrative expenses	1,468	1,556	1,474	1,979
Total expenses	2,371	2,495	2,640	3,639
Income before taxes	16,311	30,366	31,237	41,032
Excise tax	—	—	—	335
Net income	$16,311	$30,366	$31,237	$40,697
Net income per common share—basic and diluted	$ 1.09	$ 2.02	$ 1.82	$ 1.79
Weighted average number of common shares outstanding—basic and diluted	15,005	15,005	17,191	22,746
Dividends declared per common share	$ 0.85	$ 1.50	$ 1.40	$ 1.40

Note 11. Subsequent Event

In January 2011, we completed a public offering in which 26.9 million shares of our common stock were sold at a public offering price of $28.00 per share. Upon completion of the offering we received proceeds, net of the underwriters' discount and other offering costs, of $719 million.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" as promulgated under the SEC Act of 1934, as amended. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our Manager, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in "Item 8.—Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect the internal controls over financial reporting during fiscal year 2010.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

Information in response to this Item is incorporated herein by reference to the information provided in our Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") under the headings "PROPOSAL 1: ELECTION OF DIRECTORS", "REPORT OF THE AUDIT COMMITTEE", "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and "CODE OF ETHICS AND CONDUCT."

Item 11. ***Executive Compensation***

Information in response to this Item is incorporated herein by reference to the information provided in the 2011 Proxy Statement under the heading "EXECUTIVE COMPENSATION."

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information in response to this Item is incorporated herein by reference to the information provided in the 2011 Proxy Statement under the heading "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS."

Item 13. ***Certain Relationships and Related Transactions.***

Information in response to this Item is incorporated herein by reference to the information provided in the 2011 Proxy Statement under the heading "CERTAIN TRANSACTIONS WITH RELATED PERSONS."

Item 14. ***Principal Accountant Fees and Services.***

Information in response to this Item is incorporated herein by reference to the information provided in the 2011 Proxy Statement under the heading "REPORT OF THE AUDIT COMMITTEE" and "PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANT."

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) List of documents filed as part of this report:

(1) The following financial statements are filed herewith:

- Consolidated Balance Sheets as of December 31, 2010 and 2009
- Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2010 and 2009 and the Period from May 20, 2008 through December 31, 2008
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010 and 2009 and the Period from May 20, 2008 through December 31, 2008
- Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009 and the Period from May 20, 2008 through December 31, 2008

(2) The following exhibits are filed herewith or incorporated herein by reference

Exhibit	Description
*3.1.	American Capital Agency Corp. Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the quarter ended June 30, 2008 (File No. 001-34057), filed August 14, 2008.
*3.2.	American Capital Agency Corp. Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 of Form 10-Q for the quarter ended June 30, 2008 (File No. 001-34057), filed August 14, 2008.
*4.1.	Instruments defining the rights of holders of securities: See Article IV of our Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the quarter ended June 30, 2008 (File No. 001-34057), filed August 14, 2008.
*4.2.	Instruments defining the rights of holders of securities: See Article VI of our Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 of Form 10-Q for the quarter ended June 30, 2008 (File No. 001-34057), filed August 14, 2008.
*4.3.	Form of Certificate for Common Stock, incorporated herein by reference to Exhibit 4.1 to Amendment No. 4 to the Registration Statement on Form S-11 (Registration No. 333-149167), filed May 9, 2008.
*10.1.	Management Agreement between American Capital Agency Corp. and American Capital Agency Management, LLC, dated May 20, 2008, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2008 (File No. 001-34057), filed August 14, 2008.
†*10.2	American Capital Agency Corp. Equity Incentive Plan for Independent Directors, incorporated herein by reference to Exhibit 10.1 of Registration Statement on Form S-8 (File No. 333-151027) filed May 20, 2008.
†*10.3	Form of Restricted Stock Agreement for independent directors, incorporated herein by reference to Exhibit 10.6 to Amendment No. 4 of Form S-11 (Registration No. 333-149167), filed May 9, 2008.
10.4	Underwriting Agreement, dated May 14, 2010, among American Capital Agency Corp., American Capital Agency Management, LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., and UBS Securities LLC, as representatives of the several underwriters listed on Schedule I attached thereto, filed herewith.

Exhibit	Description
*10.5	Underwriting Agreement, dated September 28, 2010, among American Capital Agency Corp., American Capital Agency Management, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several underwriters listed on Schedule I attached thereto, incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2010 (File No. 001-34057), filed November 8, 2010.
10.6	Sales Agreement, dated as of November 8, 2010, among American Capital Agency Corp., American Capital Agency Management, LLC and Cantor Fitzgerald & Co., filed herewith.
10.7	Underwriting Agreement, dated December 8, 2010, among American Capital Agency Corp., American Capital Agency Management, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several underwriters listed on Schedule I, filed herewith.
14.1	American Capital Agency Corp. Code of Ethics and Conduct, adopted May 12, 2008, filed herewith.
21.	Subsidiaries of the Company and jurisdiction of incorporation:
	1) American Capital Agency TRS, LLC, a Delaware limited liability company
23.	Consent of Ernst & Young LLP, filed herewith.
24.	Powers of Attorneys of directors and officers, filed herewith.
31.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Fully or partly previously filed

† Management contract or compensatory plan or arrangement

(b) Exhibits
See the exhibits filed herewith.

(c) Additional financial statement schedules
NONE

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN CAPITAL AGENCY CORP.

By: /s/ MALON WILKUS

Malon Wilkus
Chairman of the Board of Directors, President and Chief Executive Officer

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
* **Malon Wilkus**	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	February 25, 2011
/s/ JOHN R. ERICKSON **John R. Erickson**	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	February 25, 2011
* **Morris A. Davis**	Director	February 25, 2011
* **Randy E. Dobbs**	Director	February 25, 2011
* **Larry K. Harvey**	Director	February 25, 2011
* **Alvin N. Puryear**	Director	February 25, 2011

*By: /s/ JOHN R. ERICKSON

John R. Erickson
Attorney-in-fact



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Board of Directors

Morris A. Davis
Associate Professor, Department of Real Estate and Urban Land Economics, Wisconsin School of Business

Randy E. Dobbs
Leadership Consultant (dobbsleadership.com)

Larry K. Harvey
Executive Vice President & Chief Financial Officer, Host Hotels & Resorts, Inc. (NYSE: HST)

Alvin N. Puryear
Management Consultant

Executive Officers

Malon Wilkus
Chairman, President and Chief Executive Officer, American Capital Agency Corp.
Chief Executive Officer, American Capital Agency Management, LLC

John R. Erickson
Chief Financial Officer and Executive Vice President, American Capital Agency Corp.
Vice President and Treasurer, American Capital Agency Management, LLC

Gary Kain
Senior Vice President and Chief Investment Officer, American Capital Agency Corp.
President, American Capital Agency Management, LLC

Samuel A. Flax
Executive Vice President and Secretary, American Capital Agency Corp.
Vice President and Secretary, American Capital Agency Management, LLC

Corporate Information

Auditors
Ernst & Young LLP, McLean, VA

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP,
New York, NY

Stock Exchange Listing
American Capital Agency Corp. stock trades on The NASDAQ Global Select Market under the symbol AGNC. Price information for the common stock appears daily in major newspapers.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 733-5001
www.computershare.com/investor

Financial Publications
Shareholders may receive a copy of the 2010 Form 10-K annual report and quarterly reports filed with the Securities and Exchange Commission in Washington, DC by writing to:

American Capital Agency Corp.
Investor Relations
Two Bethesda Metro Center
14th Floor
Bethesda, MD 20814

Investor Inquiries
Securities analysts, portfolio managers and others seeking information about our business operations and financial performance are invited to contact Investor Relations at:
(301) 968-9300 or IR@AGNC.com.




American
Capital
Agency

Two Bethesda Metro Center, 14th Floor
Bethesda, MD 20814
Phone: (301) 968-9300
Fax: (301) 968-9301
Email: IR@AGNC.com

WWW.AGNC.COM **NASDAQ: AGNC**

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